FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2022
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.
________________________

Here. Now.
It's time to build together a better future for you

Interim Consolidated Director's Report

2022 | January - March

santander.com

Santander

Interim Consolidated Directors' Report	2022
January - March

This report was approved by the board of directors on 25 April 2022, following a favourable report from the audit committee. Important information regarding this report can be found on pages 89 and 90.

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Mar-22	Dec-21%		Mar-21%		Dec-21
Total assets	1,666,012	1,595,835	4.4	1,562,879	6.6	1,595,835
Loans and advances to customers	1,011,497	972,682	4.0	939,760	7.6	972,682
Customer deposits	957,820	918,344	4.3	882,854	8.5	918,344
Total funds	1,196,544	1,153,656	3.7	1,095,970	9.2	1,153,656
Total equity	99,378	97,053	2.4	92,686	7.2	97,053
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios

INCOME STATEMENT (EUR million)	Q1'22	Q4'21%		Q1'21%		2021
Net interest income	8,855	8,716	1.6	7,956	11.3	33,370
Total income	12,305	11,778	4.5	11,390	8.0	46,404
Net operating income	6,770	6,141	10.2	6,272	7.9	24,989
Profit before tax	4,171	3,831	8.9	3,102	34.5	14,547
Profit attributable to the parent	2,543	2,275	11.8	1,608	58.1	8,124
Changes in constant euros:
Q1'22 / Q4'21: NII: -1.5%; Total income: +1.5%; Net operating income: +6.4%; Profit before tax: +5.0%; Attributable profit: +7.9%
Q1'22 / Q1'21: NII: +6.2%; Total income: +3.3%; Net operating income: +2.3%; Profit before tax: +25.2%; Attributable profit: +46.8%

EPS, PROFITABILITY AND EFFICIENCY (%)	Q1'22	Q4'21%		Q1'21%		2021
EPS (euros)	0.141	0.124	13.2	0.085	65.7	0.438
RoE	11.49	10.60		9.80		9.66
RoTE	14.21	13.10		12.16		11.96
RoA	0.71	0.67		0.62		0.62
RoRWA	1.95	1.85		1.67		1.69
Efficiency ratio	45.0	47.9		44.9		46.2

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q1'22	Q4'21%		Q1'21%		2021
Net interest income	8,855	8,716	1.6	7,956	11.3	33,370
Total income	12,305	11,778	4.5	11,390	8.0	46,404
Net operating income	6,770	6,141	10.2	6,272	7.9	24,989
Profit before tax	4,171	3,828	9.0	3,813	9.4	15,260
Profit attributable to the parent	2,543	2,275	11.8	2,138	18.9	8,654
Changes in constant euros:
Q1'22 / Q4'21: NII: -1.5%; Total income: +1.5%; Net operating income: +6.4%; Profit before tax: +5.0%; Attributable profit: +7.9%
Q1'22 / Q1'21: NII: +6.2%; Total income: +3.3%; Net operating income: +2.3%; Profit before tax: +2.7%; Attributable profit: +11.8%

UNDERLYING EPS AND PROFITABILITY (1) (%)	Q1'22	Q4'21%		Q1'21%		2021
Underlying EPS (euros)	0.141	0.124	13.2	0.116	21.8	0.468
Underlying RoE	11.49	10.60		10.44		10.29
Underlying RoTE	14.21	13.09		12.96		12.73
Underlying RoA	0.71	0.67		0.65		0.65
Underlying RoRWA	1.95	1.85		1.77		1.78

January - March 2022	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

SOLVENCY (%)	Mar-22	Dec-21	Mar-21	Dec-21
Fully-loaded CET1 ratio	12.12	12.12	11.85	12.12
Fully-loaded total capital ratio	16.15	16.41	15.77	16.41

CREDIT QUALITY (%)	Q1'22	Q4'21	Q1'21	2021
Cost of credit (2)	0.77	0.77	1.08	0.77
NPL ratio	3.26	3.16	3.20	3.16
Total coverage ratio	69	71	74	71

MARKET CAPITALIZATION AND SHARES	Mar-22	Dec-21%		Mar-21%		Dec-21
Shares (millions)	17,341	17,341	0.0	17,341	0.0	17,341
Share price (euros)	3.100	2.941	5.4	2.897	7.0	2.941
Market capitalization (EUR million)	53,756	50,990	5.4	50,236	7.0	50,990
Tangible book value per share (euros)	4.29	4.12		3.84		4.12
Price / Tangible book value per share (X)	0.72	0.71		0.75		0.71

CUSTOMERS (thousands)	Q1'22	Q4'21%		Q1'21%		2021
Total customers	154,762	152,943	1.2	147,686	4.8	152,943
Loyal customers	25,978	25,548	1.7	23,334	11.3	25,548
Loyal retail customers	23,799	23,359	1.9	21,295	11.8	23,359
Loyal SME & corporate customers	2,179	2,189	(0.5)	2,040	6.8	2,189
Digital customers	49,158	47,489	3.5	44,298	11.0	47,489
Digital sales / Total sales (%)	56	55		50		54

OTHER DATA	Mar-22	Dec-21%		Mar-21%		Dec-21
Number of shareholders	3,975,210	3,936,922	1.0	3,937,711	1.0	3,936,922
Number of employees	198,204	197,070	0.6	190,175	4.2	197,070
Number of branches	9,898	9,879	0.2	10,817	(8.5)	9,879

(1) In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include the items recorded in the separate line of “net capital gains and provisions”, above the line of profit attributable to the parent. Further details are provided in the “Alternative performance measures” section of the appendix to this report.

For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2021 Annual Financial Report, published in the CNMV on 25 February 2022, our 20-F report for the year ending 31 December 2021 filed with the SEC in the United States on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the “Alternative performance measures” section of the appendix to this report.

(2) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months

4	January - March 2022

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

01. Customer focus	02. Our scale	03. Diversification
Deepening the relationships with our customers	Local scale and global reach	Geographic and business diversification

Top 3 NPS[1] in 8 out of 9 markets	Top 3 in lending[2] in 10 of our markets	Balanced profit distribution[3]

North America
27%
Europe
34%
30%
South America
9%
Digital Consumer Bank

SCIB

WM&I

PagoNxt

155 mn total customers

1. NPS – internal benchmark of individual customers' satisfaction audited by Stiga / Deloitte in H2'21.	2. Market share in lending as of December 2021 including only privately-owned banks. UK benchmark refers to the mortgage market. Digital Consumer Bank (DCB) refers to auto in Europe.	3. Q1'22 underlying attributable profit by region. Operating areas excluding Corporate Centre.
Our business model remains a source of great strength and resilience
Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

January - March 2022	5

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Group performance

HIGHLIGHTS OF THE PERIOD

Attributable profit

+58 %

Q1'21
Q1'22

EUR 1,608 mn

EUR 2,543 mn

+47 % in constant euros

Underlying attributable profit

+19 %

Q1'21
Q1'22

EUR 2,138 mn

EUR 2,543 mn

+12 % in constant euros

▶
In Q1'22, we achieved an attributable profit of €2,543 million, up 58% in euros versus the same period last year, when we recorded €530 million of net charges for restructuring costs.
Underlying profit also amounted to €2,543 million due to no non-recurring charges in the quarter, and was 19% higher in euros (+12% in constant euros) compared to underlying profit in Q1'21 (excluding restructuring costs).

▶
Our geographic and business diversification to some extent protects us from adverse circumstances and enables us to resiliently face the impacts arising from the Ukrainian conflict. Santander's presence in and exposure to Russia and Ukraine is negligible.

▶
In line with our strategy to deploy capital to the most profitable businesses, in Q1'22 we completed the acquisition of SC USA minority interests in the US. The acquisition of Amherst Pierpont was also completed, having obtained regulators' approval in April 2022.

▶
In 2022, although it is difficult to make estimations in the current environment, our strategy and business model are clear competitive advantage. Under the central scenario we are considering, we believe we will meet the Group targets for the year announced at 2021 earnings presentation.

▶
In applying the shareholder remuneration policy for 2021, the second payment against 2021 results was approved, which will be made in two parts:
•A gross cash dividend of EUR 5.15 cents per share, which will be paid from 2 May 2022.
•A second share buyback programme that will have a maximum amount of EUR 865 million, which started on 15 March 2022.
As a result, the total amount allocated to shareholders would be around EUR 3.4 billion, equivalent to a 6% yield, based on Santander's average share price during Q1'22.

▶
In 2022, the boards' intention is to reach a payout of approximately 40% of underlying profit, which will include both the cash dividend and the share buybacks, which are each expected to account for 50% of the payout.

▶	TNAV per share increased to EUR 4.29, +13% year-on-year including the cash dividend per share paid in November 2021. TNAV per share grew 4% quarter-on-quarter.

Helping people and businesses prosper

We support the green transition of our customers, progress towards our climate change and decarbonization goals while building a more sustainable bank and a more inclusive society

▶
Santander is the leader in renewable energy financing and between 2019 and the end of Q1'22 has mobilized more than EUR 69 billion. The Group is committed to mobilizing EUR 220 billion in green finance by 2030.

▶
Regarding the conflict in Ukraine, we are complying with international sanctions and we also announced that we will not engage in any new business with Russian companies.
Since the beginning of the conflict, we have swiftly implemented measures to facilitate financial transactions for Ukrainians leaving the country and for residents in the countries where we operate, including:
•Removing fees on all permitted transfers to Ukraine from Europe.
•Suspending account and card fees for Ukrainian customers in Poland and providing free use of ATMs and access to cash in branches and via ATMs.
•In addition, we are collaborating with several organizations through donations and support in assisting Ukrainian refugees.

6	January - March 2022

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Group performance

GROWTH

Customers

+7 million

Q1'21
148 million
Q1'22
155 million

Loans and advances to customers

+5% / Q1'21

Customer funds

+5% / Q1'21

Note: changes in constant euros

▶	Total customers amounted to 155 million, +7 million compared to March 2021. Loyal customers reached 26 million, 11% higher year-on-year.

▶
Digital adoption continued to be key, as we now have more than 49 million digital customers, an increase of nearly 5 million customers since March 2021. In Q1'22, 56% of sales were made through digital channels (50% in March 2021).

▶
Business volumes continued to grow in a context of uncertainty. In this environment, and excluding the exchange rate impact, loans and advances to customers rose EUR 14,199 million (+1%) in the quarter and 5% year-on-year. Customer funds remained stable in the quarter and grew 5% year-on-year.

▶
Greater activity, together with higher interest rates and margin management, was reflected in net interest income and net fee income, which both grew 6% in constant euros (+11% and +10%, respectively, in euros).

PROFITABILITY

Underlying RoTE

+125 bps

Q1'21
13.0%
Q1'22
14.2%

▶	The increase in profit, underpinned by the positive performance across regions, Digital Consumer Bank (DCB) and the global businesses, was reflected in higher profitability.

▶	Sustained earnings per share growth, which rose 66% year-on-year in the first quarter of 2022 to EUR 14.1 cents (+22% compared to Q1'21 underlying EPS).

▶	RoTE of 14.2%, RoRWA was 1.95%, both clearly exceeding Q1'21 and FY'21 figures.

STRENGTH

▶	Regarding credit quality, the cost of credit stood at 0.77% (1.08% in March 2021).
▶	The NPL ratio was 3.26% (+6 bps year-on-year, including a 19 bp impact from the New Definition of Default application).
▶	Total loan-loss reserves reached EUR 24,778 million, with a coverage of 69%.

▶
The fully-loaded CET1 ratio was 12.05% including the acquisition of Amherst Pierpont which closed in April 2022.
In the quarter, net organic generation of 17 bps, resulting from gross organic generation of 40 bps from Q1'22 profit and a charge of 23 bps from divided accrual and the second share buyback programme.

January - March 2022	7

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement

GRUPO SANTANDER RESULTS

Grupo Santander. Summarized income statement
EUR million
			Change			Change
	Q1'22	Q4'21%		% excl. FX	Q1'21%		% excl. FX
Net interest income	8,855	8,716	1.6	(1.5)	7,956	11.3	6.2
Net fee income (commission income minus commission expense)	2,812	2,692	4.5	1.7	2,548	10.4	5.9
Gains or losses on financial assets and liabilities and exchange differences (net)	387	343	12.8	10.6	651	(40.6)	(42.2)
Dividend income	68	109	(37.6)	(37.9)	65	4.6	5.1
Share of results of entities accounted for using the equity method	133	137	(2.9)	(5.7)	76	75.0	66.2
Other operating income / expenses	50	(219)	—	—	94	(46.8)	(56.4)
Total income	12,305	11,778	4.5	1.5	11,390	8.0	3.3
Operating expenses	(5,535)	(5,637)	(1.8)	(4.0)	(5,118)	8.1	4.5
Administrative expenses	(4,831)	(4,945)	(2.3)	(4.5)	(4,435)	8.9	5.2
Staff costs	(2,863)	(3,011)	(4.9)	(6.7)	(2,688)	6.5	3.1
Other general administrative expenses	(1,968)	(1,934)	1.8	(0.9)	(1,747)	12.7	8.4
Depreciation and amortization	(704)	(692)	1.7	(0.5)	(683)	3.1	(0.2)
Provisions or reversal of provisions	(455)	(808)	(43.7)	(44.9)	(959)	(52.6)	(53.4)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(2,123)	(1,407)	50.9	44.8	(2,056)	3.3	(1.3)
Impairment on other assets (net)	(35)	(97)	(63.9)	(64.4)	(138)	(74.6)	(75.7)
Gains or losses on non financial assets and investments, net	2	10	(80.0)	(84.5)	1	100.0	136.2
Negative goodwill recognized in results	—	—	—	—	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	12	(8)	—	—	(18)	—	—
Profit or loss before tax from continuing operations	4,171	3,831	8.9	5.0	3,102	34.5	25.2
Tax expense or income from continuing operations	(1,302)	(1,169)	11.4	7.0	(1,143)	13.9	5.6
Profit from the period from continuing operations	2,869	2,662	7.8	4.2	1,959	46.5	36.7
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—
Profit for the period	2,869	2,662	7.8	4.2	1,959	46.5	36.7
Profit attributable to non-controlling interests	(326)	(387)	(15.8)	(18.1)	(351)	(7.1)	(11.1)
Profit attributable to the parent	2,543	2,275	11.8	7.9	1,608	58.1	46.8

EPS (euros)	0.141	0.124	13.2		0.085	65.7
Diluted EPS (euros)	0.140	0.124	13.2		0.085	65.7

Memorandum items:
Average total assets	1,624,930	1,599,889	1.6		1,526,899	6.4
Average stockholders' equity	88,532	85,844	3.1		81,858	8.2

8	January - March 2022

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement

Executive summary

Profit (Q1'22 vs.Q1'21). In constant euros	Performance (Q1'22 vs.Q1'21). In constant euros

Strong profit growth underpinned by our geographic and business diversification	Solid underlying profit growth backed by total income and controlled costs and provisions
Attributable profit	Total income	Costs	Provisions
EUR 2,543 mn	+47% vs Q1'21
+12% vs Q1'21 underlying att. profit	+3.3%	+4.5%	+0.7%

Efficiency	Profitability

The Group's efficiency ratio improved compared to FY'21, mainly driven by Europe	Strong improvement of the profitability ratios
Group	Europe	RoTE	RoRWA
45.0%	47.8%	14.2%	1.95%
-1.2 pp vs 2021	-4.4 pp vs 2021	+2.1 pp	+1.3 pp	[1]	+0.3 pp	+0.2 pp	[2]
Changes vs. Q1'21	1.vs underlying RoTE	2. vs und. RoRWA

è Results performance compared to Q1'21
The Group presents, both at the total level and for each of the business units, the changes in euros produced in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management of the country units. For the Group as a whole, exchange rates had a positive impact of 5 pp in revenue and 4 pp in costs.
▶ Total income
Total income of EUR 12,305 million in Q1'22, up 8% year-on-year. If the FX impact is excluded, total income increased 3%. This result shows the strength provided by our geographic and business diversification. Net interest income and net fee income accounted for 95% of total income. By line:
•Net interest income amounted to EUR 8,855 million, 11% higher compared to Q1'21. Stripping out the exchange rate impact, growth was 6%, mainly due to the increase in activity, greater volumes and higher interest rates.

Net interest income
EUR million
constant euros

By country, and at constant exchange rates, rises were recorded in the UK (+15%), Poland (+78%), Brazil (+7%), Mexico (+7%), Chile (+1%) and Argentina (+69%).
On the other hand, the US decreased 2%, mainly due to the Bluestem portfolio disposal in 2021. Excluding this impact, net interest income would have increased 1%. Declines in Spain (-7%, due to change in mix and lower ALCO volumes) and Portugal (-8%, due to ALCO portfolio sales in Q1'21).
•Net fee income rose 10% year-on-year to EUR 2,812 million. Excluding the exchange rate impact, it was 6% higher, driven by higher volumes and improved activity, with significant increases in high value-added products and services.
Fees relating to card turnover and points of sale increased 23% and 33%, respectively, and card transactions were 25% higher. New lending in Digital Consumer Bank rose 17%.

Net fee income
EUR million
constant euros

January - March 2022	9

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement
Wealth Management & Insurance (WM&I) grew 4% including fees ceded to the branch network, spurred by growth in assets under management and a 13% increase in protection insurance premiums. In Santander Corporate & Investment Banking (SCIB), fee income increased 9%, a very positive performance after the high figures recorded in Q1'21. Together, both businesses accounted for close to 50% of the Group’s total fee income (SCIB: 19%; WM&I: 30%).
By region, Europe was up 7%, supported by growth in all countries except the UK (mainly due to the transfer of the SCIB business). North America decreased 8%, affected by the Bluestem portfolio disposal. Excluding it, fee income would have remained stable in the region and the US would have fallen following an excellent Q1'21 driven by SCIB and deposit initiatives. Mexico increased 13% driven by fee income from accounts, cards, insurance, corporates, SCIB and Getnet. South America was up 11% with growth in all countries and Digital Consumer Bank increased 9% driven by the aforementioned rise in new lending.
•Gains on financial transactions, accounted for 3% of total income and was 41% lower     year-on-year at EUR 387 million (-42% excluding the exchange rate impact) weighed down by Spain and Portugal (lower ALCO portfolio volumes) and Brazil (SCIB). The Corporate Centre recorded lower gains on financial transactions affected by the negative impact of FX hedging, offset by the positive impact of exchange rates in the countries' results.
•Dividend income was EUR 68 million in Q1'22, recording no material change year-on-year (EUR 65 million in Q1'21).
•The results of entities accounted for using the equity method rose to EUR 133 million, due to the greater contribution from Group entities in Spain and Brazil.
•Other operating income recorded a gain of EUR 50 million compared to EUR 94 million in Q1'21, mainly due to Poland (higher provisions for the contribution to the BFG) and the US (lower leasing income).

Total income
EUR million
constant euros
▶ Costs
Operating costs amounted to EUR 5,535 million, 8% higher than Q1'21 (+4% excluding the exchange rate impact), due to the sharp increase in inflation. In real terms (excluding the impact of inflation), costs fell 3% in constant euros.
Our disciplined cost management enabled us to maintain one of the best efficiency ratios in the sector, with an efficiency ratio of 45.0% in Q1'22, improving 1.2 pp versus FY'21, mainly driven by Europe.
Our transformation plan continued to progress across countries towards a more integrated and digital operating model, which allows us to increase efficiencies and productivity with better business dynamics and improved customer service and satisfaction. The year-on-year cost trends in constant euros were as follows:
•In Europe, costs were down 2% in nominal terms, -7% in real terms, on the back of our transformation process and operating improvement. In real terms, widespread falls in the region: Spain was down 9%, the UK -5%, Portugal -16% and Poland decreased slightly. The region's efficiency ratio improved to 47.8%, a decrease of 4.4 pp versus FY'21.
•In North America, costs increased 3%. In real terms, they dropped 4%. They remained stable in the US while Mexico recorded a 9% increase due to salary agreement and investments in digitalization. The efficiency ratio improved to 45.1% (-0.7 pp vs FY'21).
•In South America, higher costs (+16%) were significantly distorted by soaring average inflation in the region (15%) which was reflected in salary agreements (Brazil +11%) and greater overall expenses. Costs in Brazil rose 14%, just +4% in real terms. On the other hand, Chile and Argentina improved 3% and 6%, respectively, in real terms. The efficiency ratio was 35.4% (+0.3 pp vs FY'21).
•Costs in Digital Consumer Bank increased 7% affected by inflation, strategic investments and perimeter effects (Allane, TIMFin and Greece). Excluding these impacts, BAU costs rose 2% (-2% in real terms). The efficiency ratio stood at 49% (+2.0 pp vs FY'21).

Operating expenses
EUR million
constant euros

10	January - March 2022

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Income statement
▶ Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 455 million (EUR 959 million in Q1'21). This item includes the charges for restructuring costs recorded in 2021 (EUR 530 million net of tax).
▶ Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) remained virtually unchanged at EUR 2,123 million compared to EUR 2,056 million in Q1'21.
▶ Impairment on other assets (net)
The impairment on other assets (net) stood at EUR 35 million, down from EUR 138 million in Q1'21.

▶ Gains or losses on non-financial assets and investments (net)
EUR 2 million was recorded in this line in Q1'22 (EUR 1 million in Q1'21).

Net loan-loss provisions
EUR million
constant euros

▶ Negative goodwill recognized in results
No negative goodwill was recorded in Q1'22 or Q1'21.
▶ Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, totalled EUR 12 million in Q1'22, compared to -EUR 18 million in Q1'21.
▶ Profit before tax
Profit before tax was EUR 4,171 million in 2021, 34% higher year-on-year (+25% in constant euros).
▶ Income tax
Total corporate income tax was EUR 1,302 million (EUR 1,143 million in Q1'21).
▶ Attributable profit to non-controlling interests
Attributable profit to non-controlling interests amounted to EUR 326 million, down 7% year-on-year (-11% excluding the exchange rate impact), mainly due to the buyback of minority interests of SC USA in the US.
▶ Attributable profit to the parent
Attributable profit to the parent amounted to EUR 2,543 million in Q1'22, compared to EUR 1,608 million in the same period of 2021. This represents a 58% increase in euros and +47% in constant euros, receiving an uplift from higher revenue, stable LLPs, lower minority interests and no results outside the ordinary course of our business.
RoTE stood at 14.21% (12.16% in Q1'21), RoRWA at 1.95% (1.67% in Q1'21) and earnings per share stood at EUR 0.141 (EUR 0.085 in Q1'21).

January - March 2022	11

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Income statement
▶ Underlying profit attributable to the parent
Profit attributable to the parent recorded in Q1'22 was not affected by the recording of results that are outside the ordinary course of our business. As such, attributable profit and underlying profit attributable to the parent in Q1'22 amounted to EUR 2,543 million.
In Q1'21, profit attributable to the parent was affected by restructuring costs, mainly in the UK and Portugal. Excluding these charges from the line where they were recorded, and including them separately in the net capital gains and provisions line, adjusted profit or underlying profit attributable to the parent in Q1'21 stood at EUR 2,138 million.
As a result, adjusted profit or underlying profit in Q1'22 was 19% higher in euros and +12% in constant euros compared to the same period of 2021.
For more details, see 'Alternative Performance Measures' section in the appendix of this report.
The Group’s cost of credit (considering the last 12 months) stood at 0.77% from 1.08% in March 2021, mainly due to lower provisions in Europe, Mexico and Digital Consumer Bank.
Before recording loan-loss provisions, Grupo Santander's underlying net operating income (total income less operating expenses) was EUR 6,770 million, 8% higher year-on-year in euros, +2% excluding the FX impact.

By line:
•Total income increased mainly due to net interest income (+6%) and net fee income (+6%) which continued to recover, benefitting from greater commercial activity.
•Costs were up driven by soaring inflation. In real terms, they recorded overall decreases, except in Brazil and Mexico (salary agreements) and Digital Consumer Bank (strategic investments and perimeter).
By region:
•In Europe, net operating income increased 12% underscored by higher total income and lower costs.
•In North America, net operating income fell 4% excluding the impact from the sale of Bluestem, with a 6% rise in Mexico and an 8% fall in the US, dampened by lower fee income and leasing.
•In South America, growth was 7% with rises of 3% in Brazil, 14% in Chile and 86% in Argentina.
•In Digital Consumer Bank, net operating income increased 3%.
In Q1'22, the Grupo Santander’s underlying RoTE was 14.21% (12.96% in Q1'21), underlying RoRWA was 1.95% (1.77% in Q1'21) and underlying earnings per share was EUR 0.141 (EUR 0.116 in Q1'21).

Summarized underlying income statement
EUR million			Change			Change
	Q1'22	Q4'21%		% excl. FX	Q1'21%		% excl. FX
Net interest income	8,855	8,716	1.6	(1.5)	7,956	11.3	6.2
Net fee income	2,812	2,692	4.5	1.7	2,548	10.4	5.9
Gains (losses) on financial transactions (1)	387	343	12.8	10.6	651	(40.6)	(42.2)
Other operating income	251	27	829.6	908.4	235	6.8	(2.7)
Total income	12,305	11,778	4.5	1.5	11,390	8.0	3.3
Administrative expenses and amortizations	(5,535)	(5,637)	(1.8)	(4.0)	(5,118)	8.1	4.5
Net operating income	6,770	6,141	10.2	6.4	6,272	7.9	2.3
Net loan-loss provisions	(2,101)	(1,463)	43.6	37.8	(1,992)	5.5	0.7
Other gains (losses) and provisions	(498)	(850)	(41.4)	(42.6)	(467)	6.6	4.8
Profit before tax	4,171	3,828	9.0	5.0	3,813	9.4	2.7
Tax on profit	(1,302)	(1,165)	11.8	7.0	(1,324)	(1.7)	(8.2)
Profit from continuing operations	2,869	2,663	7.7	4.2	2,489	15.3	8.6
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	2,869	2,663	7.7	4.2	2,489	15.3	8.6
Non-controlling interests	(326)	(388)	(16.0)	(18.1)	(351)	(7.1)	(11.0)
Net capital gains and provisions	—	—	—	—	(530)	(100.0)	(100.0)
Profit attributable to the parent	2,543	2,275	11.8	7.9	1,608	58.1	46.8
Underlying profit attributable to the parent (2)	2,543	2,275	11.8	7.9	2,138	18.9	11.8
(1) Includes exchange differences.
(2) Excludes net capital gains and provisions.

12	January - March 2022

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Income statement
è Results performance compared to the previous quarter
Underlying profit attributable to the parent and profit attributable to the parent recorded the same amount, both in Q1'22 and Q4'21, as profit was not affected by results outside the ordinary course of our business in either period.
As a result, profit in both cases recorded a 12% increase quarter-on-quarter.
In constant euros, growth was 8% compared to the fourth quarter. The performance of the main lines of the income statement in constant euros was as follows:
•Total income was 1% higher quarter-on-quarter boosted by Europe and North America. By line:
Net interest income reduced 1% affected by the lower day count, which had an impact of close to EUR 200 million. Excluding it, net interest income would have increased 1%. By region, of note was the 4% rise in Europe, mainly driven by Poland.
Net fee income rose 2% with positive performance across regions except South America, as the fourth quarter is seasonally higher. Gains on financial transactions grew driven by the US, Chile, Portugal and Brazil.

Net operating income
EUR million
constant euros

•Costs were 4% lower, with falls in Europe, North America and South America.
•Net loan-loss provisions increased 38% explained by the releases recorded in the fourth quarter, mainly in the US, the UK and Portugal.
•Other gains (losses) and provisions contracted 43% following the recording of the contribution to the Bank Levy in the UK (-EUR 62 million) and CHF mortgage related charges in Poland and Digital Consumer Bank of -EUR 134 million.

Underlying profit attributable to the parent*
EUR million
constant euros
(*) Excluding net capital gains and provisions.

January - March 2022	13

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Mar-22	Mar-21	Absolute	%	Dec-21
Cash, cash balances at central banks and other demand deposits	198,501	192,925	5,576	2.9	210,689
Financial assets held for trading	148,472	109,643	38,829	35.4	116,953
Debt securities	37,256	39,212	(1,956)	(5.0)	26,750
Equity instruments	12,736	11,626	1,110	9.5	15,077
Loans and advances to customers	13,597	303	13,294	—	6,829
Loans and advances to central banks and credit institutions	26,719	2	26,717	—	14,005
Derivatives	58,164	58,500	(336)	(0.6)	54,292
Financial assets designated at fair value through profit or loss	18,191	61,289	(43,098)	(70.3)	21,493
Loans and advances to customers	8,239	27,001	(18,762)	(69.5)	10,826
Loans and advances to central banks and credit institutions	2,153	27,473	(25,320)	(92.2)	3,152
Other (debt securities an equity instruments)	7,799	6,815	984	14.4	7,515
Financial assets at fair value through other comprehensive income	97,894	113,370	(15,476)	(13.7)	108,038
Debt securities	86,152	101,496	(15,344)	(15.1)	97,922
Equity instruments	2,370	2,793	(423)	(15.1)	2,453
Loans and advances to customers	9,372	9,081	291	3.2	7,663
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortized cost	1,096,679	981,581	115,098	11.7	1,037,898
Debt securities	50,391	26,430	23,961	90.7	35,708
Loans and advances to customers	980,289	903,375	76,914	8.5	947,364
Loans and advances to central banks and credit institutions	65,999	51,776	14,223	27.5	54,826
Investments in subsidiaries, joint ventures and associates	7,829	7,693	136	1.8	7,525
Tangible assets	33,781	33,386	395	1.2	33,321
Intangible assets	17,450	15,990	1,460	9.1	16,584
Goodwill	13,470	12,460	1,010	8.1	12,713
Other intangible assets	3,980	3,530	450	12.7	3,871
Other assets	47,215	47,002	213	0.5	43,334
Total assets	1,666,012	1,562,879	103,133	6.6	1,595,835

Liabilities and shareholders' equity
Financial liabilities held for trading	97,866	71,293	26,573	37.3	79,469
Customer deposits	12,708	—	12,708	—	6,141
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	13,032	—	13,032	—	7,526
Derivatives	55,908	55,935	(27)	—	53,566
Other	16,218	15,358	860	5.6	12,236
Financial liabilities designated at fair value through profit or loss	38,778	69,977	(31,199)	(44.6)	32,733
Customer deposits	29,285	49,394	(20,109)	(40.7)	25,608
Debt securities issued	5,902	4,538	1,364	30.1	5,454
Deposits by central banks and credit institutions	3,591	16,045	(12,454)	(77.6)	1,671
Other	—	—	—	—	—
Financial liabilities measured at amortized cost	1,389,315	1,290,475	98,840	7.7	1,349,169
Customer deposits	915,827	833,460	82,367	9.9	886,595
Debt securities issued	241,908	240,765	1,143	0.5	240,709
Deposits by central banks and credit institutions	194,581	189,095	5,486	2.9	191,992
Other	36,999	27,155	9,844	36.3	29,873
Liabilities under insurance contracts	812	1,102	(290)	(26.3)	770
Provisions	9,239	10,881	(1,642)	(15.1)	9,583
Other liabilities	30,624	26,465	4,159	15.7	27,058
Total liabilities	1,566,634	1,470,193	96,441	6.6	1,498,782
Shareholders' equity	121,368	115,620	5,748	5.0	119,649
Capital stock	8,670	8,670	—	—	8,670
Reserves	110,991	105,342	5,649	5.4	103,691
Profit attributable to the Group	2,543	1,608	935	58.1	8,124
Less: dividends	(836)	—	(836)	—	(836)
Other comprehensive income	(30,978)	(33,154)	2,176	(6.6)	(32,719)
Minority interests	8,988	10,220	(1,232)	(12.1)	10,123
Total equity	99,378	92,686	6,692	7.2	97,053
Total liabilities and equity	1,666,012	1,562,879	103,133	6.6	1,595,835

14	January - March 2022

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

Executive summary *

	Loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)

Loans and advances to customers maintained a positive growth trend, increasing both QoQ and YoY			Increase in customer funds benefiting from the higher propensity to save derived from the health crisis
998	+1% QoQ	+5% YoY	1,097	0% QoQ	+5% YoY
billion			billion

	è By segment (YoY change):			è By product (YoY change):

Growth backed by individuals and large corporates			Of note were demand deposits (which accounted for 66% of customer funds) and mutual funds

Individuals	SMEs and corporates	CIB and institutions	Demand	Time	Mutual funds
+6%	-4%	+11%	+6%	+2%	+6%

(*) Changes in constant euros

è Loans and advances to customers
Loans and advances to customers stood at EUR 1,011,497 million in March, 4% higher quarter-on-quarter and +8% year-on-year.
The Group uses gross loans and advances to customers excluding reverse repos (EUR 998,490 million) for the purpose of analysing traditional commercial banking loans. In addition, in order to facilitate the analysis of the Group's management, the comments below do not include the exchange rate impact.
In the first quarter of 2022, gross loans and advances to customers, excluding reverse repos and without the exchange rate impact, rose 1% quarter-on-quarter, as follows:
•In Europe, loans in Poland and the UK recorded a 2% increase, while in Spain they rose 1% and in Portugal they remained virtually stable (-0.4%). In the region as a whole, loans rose 2%.
•In North America, volumes rose 3%. Growth in Mexico was 4% and in the US +2%.
•In South America, loans remained broadly flat (+0.3%) as the 12% increase in Argentina was offset by flat performance in Brazil and Chile and the 2% fall in Uruguay.
•Digital Consumer Bank (DCB) had no material change, with Openbank growing 9%.

Compared to March 2021, gross loans and advances to customers (excluding reverse repos and the FX impact) grew 5%, as follows:
•In Europe, growth was 4%. Spain rose 6% due to individuals and private banking, Poland also +6%, driven by individuals, SMEs and CIB, Portugal +2% backed by mortgages and the UK increased 2% also driven by mortgages.
•North America rose 8%. The US grew 8% propelled by auto financing, while Mexico was up 9% with widespread rises across segments, except SMEs.
•Growth in South America was 9%, with Argentina increasing 44% driven by individuals, SMEs and corporates, Brazil +8% owing mainly to a positive performance in individuals and Chile rose 6% backed by individuals, CIB and corporates.
•Digital Consumer Bank was virtually stable. However, new lending rose 17%, increasing in most countries. Openbank increased 52%.
As of March 2022, gross loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (63%), SMEs and corporates (21%) and SCIB and institutions (16%).

Gross loans and advances to customers (excl. reverse repos)
EUR billion

Gross loans and advances to customers (excl. reverse repos)
% operating areas. March 2022

+8%	*
Mar-22 / Mar-21

(*) In constant EUR: +5%

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Balance sheet
è Customer funds
Customer deposits amounted to EUR 957,820 million in March 2022, increasing 4% quarter-on-quarter and 8% year-on-year.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds, which amounted to EUR 1,097,014 million in March 2022.
•Compared to Q4'21, customer funds remained flat, with the following performance excluding exchange rate impacts:
–By product, customer deposits excluding repos rose 1% (demand deposits remained stable, while time deposits rose 6%) and mutual funds decreased 3%.
–By primary segment, customer funds rose in North America (+3%) and DCB (+2%), offset by the falls in Europe and South America (both -1%). By country, declines in the UK, Poland, Brazil and Chile, and rises in Portugal, the US and Argentina. Mexico and Spain remained broadly stable.
•Compared to March 2021, customer funds were up 5%, excluding the exchange rate impact:
–By product, deposits excluding repos rose 5%. Demand deposits grew 6% with rises in nine of our 10 core markets, and time deposits were 2% higher driven by growth in North and South America, partly offset by the fall in DCB and the flat performance in Europe. Mutual funds rose 6% with positive performance in most markets.
–By country, customer funds increased 4% in Europe, with rises in Portugal and Spain (+8%) and Poland (+2%), while the UK was 1% lower. North America rose 8% (the US: +9%; Mexico: +5%) and South America +7%.
–DCB rose 9%, where Openbank increased 18%.
With this performance, the weight of demand deposits as a percentage of total customer funds was 66%, time deposits accounted for 17% of the total and mutual funds 17%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In the first quarter of 2022, the Group issued:
•Medium- and long-term covered bonds amounting to EUR 1,882 million and EUR 5,281 million of senior debt placed in the market.
•There were EUR 2,974 million of securitizations placed in the market.
•In order to strengthen the Group’s situation, issuances to meet the TLAC requirement amounted to EUR 3,964 million (EUR 3,850 million of senior non-preferred and EUR 114 million of subordinated debt).
•Maturities of medium- and long-term debt of EUR 9,829 million.
The net loan-to-deposit ratio was 106%, the same as in March and December 2021. The ratio of deposits plus medium- and long-term funding to the Group’s loans was 117%, underscoring the comfortable funding structure.
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
The ratings of Banco Santander, S.A. by the main rating agencies were: Fitch (A- senior non-preferred, A senior long-term and F2 short-term), Moody's (A2 long-term and P-1 short-term) and DBRS (A High and R-1 Medium short-term). In December, Standard & Poor's raised its long-term rating to A+ (from A) and maintained its short-term rating at A-1. Moody's, DBRS and Fitch maintained their stable outlooks. In March, S&P upgraded it to stable as a result of the sovereign's outlook upgrade.
Sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s, DBRS and S&P and at the same level by Fitch, which demonstrates our financial strength and diversification.

Customer funds
EUR billion

Customer funds
% operating areas. March 2022

+9% *

+13%

+8%

•Total
•Mutual funds
•Deposits exc. repos

Mar-22 / Mar-21

(*) In constant EUR: +5%

16	January - March 2022

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Solvency ratios

SOLVENCY RATIOS

Executive summary

Fully-loaded capital ratio	Fully-loaded CET1 ratio

Fully-loaded CET1 ratio over 12% at the end of March 2022	We continued to generate capital organically, backed by profit and RWA management
	Gross organic generation	+40 bps
	Shareholder remuneration	-23 bps

TNAV per share

TNAV per share was EUR 4.29, 4% higher quarter-on-quarter and +13% year-on-year including cash dividends

At the end of March 2022, the total phased-in capital ratio (applying the IFRS 9 transitional arrangements) stood at 16.39% and the phased-in CET1 ratio at 12.33%. We comfortably meet the levels required by the European Central Bank on a consolidated basis (13.01% for the total capital ratio and 8.85% for the CET1 ratio). This results in a CET1 management buffer of 347 bps.
The total fully-loaded capital ratio stood at 16.15% and the fully-loaded CET1 ratio at 12.12%. These ratios include the impact from minority buybacks in SC USA approved on 31 January 2022. If we also consider the impacts stemming from the acquisition of Amherst Pierpont (completed in April 2022), the fully-loaded CET1 ratio would be 12.05%, compared to 11.96% in December 2021 (also including the two aforementioned operations).
Growth in the quarter was driven by net organic generation of 17 bps, resulting from gross organic generation of 40 bps (from Q1'22 earnings and RWA management), and the charges from the second share buyback programme corresponding to 2021 (-15 bps) and the cash dividend accrual, corresponding to 20% of Q1'22 profit (-8 bps).
Additionally, in the quarter there were 3 bp and 5 bp reductions stemming from regulatory impacts and from markets performance, respectively.
The fully-loaded leverage ratio stood at 5.03%, and the phased-in at 5.10%.
Finally, the TNAV per share ended the year at EUR 4.29, a 4% increase quarter-on-quarter and an 13% increase year-on-year (including the EUR 4.85 cents cash dividend paid in November 2021).

Eligible capital. March 2022
EUR million
	Fully-loaded	Phased-in*
CET1	72,658	73,817
Basic capital	81,758	82,917
Eligible capital	96,837	98,130
Risk-weighted assets	599,445	598,789

CET1 capital ratio	12.12	12.33
Tier 1 capital ratio	13.64	13.85
Total capital ratio	16.15	16.39

Fully-loaded CET1 ratio performance
%

1.Including acquisition of SC USA minority interest (-0.08 pp) which closed on 31 January 2022 and the acquisition of Amherst Pierpont (-0.07 pp) which completed in April 2022.
2.Including a 15 bp charge from the second share buyback corresponding to 2021, and an 8 bp charge from the cash dividend accrual, corresponding to 20% of Q1'22 profit.
(*) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

January - March 2022	17

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Risk management

RISK MANAGEMENT

Executive summary

Credit risk			Market risk

Credit quality indicators remained stable despite the macroeconomic uncertainties			Despite the macroeconomic volatility and uncertainty caused by the situation in Ukraine, our risk profile remained stable with a slight increase in VaR levels
Cost of credit[2]	NPL ratio	Coverage ratio	Q1'22	Average VaR	EUR 13.8 million
0.77%	3.26%	69%
0 bps vs Q4'21	+10 bps vs Q4'21	-2 pp vs Q4'21

Structural and liquidity risk			Operational risk

Robust and diversified liquidity buffer, with ratios well above regulatory requirements			Losses were lower than the previous quarter
Liquidity Coverage Ratio (LCR)
157% -6 pp vs Q4'21

▶ Ukraine conflict
Since the beginning of the Russian invasion of Ukraine on 24 February, the Group has reinforced the monitoring of all risks, with special attention to Poland due to its situation. The main transmission channels to the economies derived from the conflict are: inflation, due to the price of energy and non-energy commodities; financial markets, global financial flows and economic and political response and direct exposure to Ukraine/Russia through trade and financial flows.
Santander has no presence in and negligible direct exposure to Russia and Ukraine. The bank has the necessary tools to manage the uncertainty generated by the current macroeconomic environment. The risk area has risk playbooks to deal with unexpected situations, the cyber teams are prepared for a possible contingency, although there has been no increase in the number of attacks in these months, and the Compliance teams are continuously reviewing the correct application of the sanctions established by the international community.
The Group's diversification is allowing us to face the crisis with resilience, since the conflict has had a greater impact in Europe, moderate in the United States, and neutral or positive in South America.
▶ Credit risk management
Total risk: EUR 1,093,023 million, +5% vs Q1'21 in constant euros, despite the economic slowdown caused by the uncertainty arising from the conflict in Ukraine, together with new lockdowns in China due to the increase of covid-19 cases.
Credit impaired loans: EUR 35,670 million, a 4% increase compared to Q4’21, in constant euros, explained in part by the integration of the New Definition of Default (NDD), which accelerates the recognition of NPLs.
NPL ratio: 3.26%, 10 bps more quarter-on-quarter (which includes the integration of the NDD) and +6 bps year-on-year.
Loan-loss provisions: EUR 2,101 million, in line with the first quarter of 2021 (in constant euros).
Cost of credit: in line with the end of 2021, at 0.77%.
Total loan-loss reserves: EUR 24,778 million, stable in constant euros versus Q4’21.
Total coverage of credit impaired loans was 69% (-2 pp compared to the previous quarter). To fully understand this value, it is important to take into consideration that a significant part of our portfolios in Spain and the UK has real estate collateral, which requires lower coverage levels.

Key metrics performance by geographic area

	Loan-loss provisions[1]		Cost of credit (%)[2]		NPL ratio (%)		Total coverage ratio (%)
	Q1'22	Chg (%) / Q1'21	Q1'22	Chg (bps) / Q1'21	Q1'22	Chg (bps) / Q1'21	Q1'22	Chg (p.p.) / Q1'21
Europe	515	(13.5)	0.37	(13)	3.01	(26)	49.1	(0.9)
North America	439	4.4	0.93	(142)	2.83	45	110.5	(42.9)
South America	999	33.3	2.73	(8)	5.05	75	92.2	(6.2)
Digital Consumer Bank	148	(11.2)	0.44	(25)	2.27	4	99.4	(12.0)
TOTAL GROUP	2,101	0.7	0.77	(31)	3.26	6	69.5	(4.5)

(1) EUR million and % change in constant euros
(2) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months
For more detailed information regarding the countries, please see the Alternative Performance Measures section

18	January - March 2022

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Risk management
IFRS 9 stages evolution: the distribution of the portfolio remained stable in the quarter.
Regarding the moratoria programmes, 99.9% of the total amount granted (approx. EUR 92,100 million) had already expired by the end of March 2022, showing good repayment behaviour, with 7% classified in stage 3 (IFRS 9).
Government liquidity programmes ended the first quarter of 2022 at EUR 39,656 million. By geographic area, Spain accounts for 68% of total exposure to those programmes with an average ICO guarantee coverage of 77%.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Mar-22	Dec-21	Mar-21	Mar-22	Dec-21	Mar-21
Stage 1	967	929	885	0.5%	0.5%	0.5%
Stage 2	68	71	70	8.0%	7.7%	8.1%
Stage 3	36	33	32	41.0%	41.3%	42.5%
(1) Exposure subject to impairment. Additionally, in March 2022 there are EUR 22 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 18 billion in December 2021 and EUR 27 billion in March 2021).
Stage 1: financial instruments for which no significant increase in credit risk is identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q1'22	QoQ	YoY
Balance at beginning of period	33,234	0.6	4.6
Net additions	3,776	35.7	51.3
Increase in scope of consolidation	—	—	—
Exchange rate differences and other	1,063	943.8	139.4
Write-offs	(2,403)	(10.9)	7.6
Balance at period-end	35,670	7.3	9.8

Loan-loss allowances	24,778	4.6	3.1
For impaired assets	14,609	6.53	5.83
For other assets	10,169	1.85	(0.60)

▶ Market risk
The risk associated to global corporate banking trading activity is mainly interest rate driven, focused on servicing our customers' needs and measured in daily VaR terms at 99%.
In the first quarter 2022, the VaR fluctuated around an average value of EUR 13.8 million, stable due to our low market risk profile, despite the growing volatility of the market as a consequence of the situation in Ukraine. The quarter’s closing VaR was EUR 14 million. These figures remain low compared to the size of the Group’s balance sheet and activity.

Trading portfolios.(1) VaR by geographic region
EUR million
	2022		2021
First quarter	Average	Latest	Average

Total	13.8	14.0	9.5
Europe	11.1	11.4	7.9
North America	2.5	3.6	2.8
South America	8.3	8.9	4.6
1. Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios.(1) VaR by market factor
EUR million
First quarter 2022	Min.	Avg.	Max.	Last
VaR total	11.7	13.8	16.7	14.0
Diversification effect	(6.6)	(13.0)	(20.7)	(14.6)
Interest rate VaR	8.1	11.0	14.4	11.8
Equity VaR	3.7	5.2	7.3	3.9
FX VaR	2.5	4.8	7.5	6.2
Credit spreads VaR	3.4	4.7	6.1	5.4
Commodities VaR	0.6	1.1	2.0	1.3
1.Activity performance in Santander Corporate & Investment Banking markets.
NOTE: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

January - March 2022	19

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Risk management

Trading portfolios[1]. VaR performance
EUR million
(1) Corporate & Investment Banking performance in financial markets.

▶ Structural and liquidity risk
Structural exchange rate risk: mainly driven by transactions in foreign currencies related to permanent financial investments, their results and related hedges. Our dynamic management of this risk seeks to limit the impact of foreign exchange rate movements on the Group's core capital ratio. In the quarter, hedging of currencies impacting this ratio remained close to 100%.
Structural interest rate risk: the surge in commodity prices continued to put pressure on inflation and challenge central banks' policies, leading to prospects of a potentially faster pace of interest rate hikes and high volatility in the markets. In this context, our structural debt portfolios were negatively impacted although risk remained at comfortable levels.
Liquidity risk: the Group maintained a comfortable liquidity risk position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

▶ Operational risk
In general, our operational risk profile increased moderately in the first quarter of 2022. The following aspects were closely monitored during this period:
•Monitoring of compliance with international financial measures and sanctions in the context of the Russia-Ukraine conflict.
•Cyber threats across the financial industry, focused also on alerts derived from the conflict previously mentioned, reinforcing monitoring and the bank’s control environment mechanisms (patching, browsing control, data protection controls, etc.).
•IT risk, mainly related to transformation plans, proactive management of obsolete technology and IT services provided by third parties.
•Third party risk exposure, maintaining close oversight on critical providers, with focus on business continuity capabilities, supply chains, their cyber risk management and compliance with service level agreements.
•Evolution of new types of fraud, mainly in e-banking transactions (client fraud) and in the admission processes.
•Regulatory compliance, due to increasing regulatory requirements (such as ESG, operational resilience, among others) across the Group.
Regarding the first quarter performance, losses (in relative terms and by Basel categories) were lower than the previous quarter.

20	January - March 2022

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General background

GENERAL BACKGROUND
Grupo Santander conducted its business in the first quarter of 2022 in an environment marked by market volatility and greater economic uncertainty stemming from the war between Ukraine and Russia. This event has had an impact on financial markets, commodity markets and consumer expectations in general. From a global perspective, it had generated a rise in inflation expectations, ratified by published figures and a slowdown in expected economic growth. This is expected to have an uneven impact by geographic area, with a stronger effect in Europe compared to other markets where the Group operates. In this context, some of the world's main central banks continued with their normalization of monetary policy, both through interest rate hikes and balance sheet reduction processes.

Country	GDP Change[1]	Economic performance
Eurozone	+5.4%
GDP growth accelerated in early Q1'22, but confidence indicators fell in March due to the effects of the war in Ukraine. Inflation (7.5% in March) continued to rise due to higher energy and food prices and increased employment. The ECB is withdrawing monetary stimulus measures, while fiscal policy remained expansionary.

Spain	+5.1%
The labour market ended 2021 with an unemployment rate of 13.3%, and continued to create jobs in Q1'22. In addition, tourism is recovering as pandemic restrictions are lifted, which, in principle, bodes well for continued economic expansion, although inflation at 9.8% in March and the effects of the war may act as a brake on economic growth.

United Kingdom	+7.4%
The consequences of the Russian invasion in Ukraine were reflected in a higher inflation rate (7.0% in March), which for the time being has not affected either economic growth or employment (the unemployment rate stood at 3.8%). To combat soaring inflation, the BoE raised interest rates to 0.75%.

Portugal	+4.9%
2022 continued with the positive trends of 2021: higher retail and new car sales and greater consumer confidence, which allowed the unemployment rate to continue to fall (6.2%). However, the war has increased uncertainty, raw material prices and overall costs, which was reflected in the CPI (5.3% in March).

Poland	+5.8%
Economic indicators for 2021 pointed to an already overheated economy with high inflation and unemployment at record lows. The international environment increased tensions resulting in inflation in March of 11% and an unemployment rate of 3%, so the central bank raised interest rates (to 4.5% in April) and further increases are not ruled out.

United States	+5.7%
The improvement in the covid-19 wave in Q1'22 supported strong growth rates in a quarter marked by rising inflation (8.5% in March), a very tight labour market (unemployment rate at 3.6%) and the beginning of the Fed's rate hikes, which points to a significant tightening of monetary policy going forward, with more rate hikes and the start of quantitative tightening.

Mexico	+4.8%
GDP growth started 2022 with a stronger-than-expected expansion, driven by the external sector. However, the international outlook and the sharp upturn in inflation (7.5% in March) could slow it down. The central bank, confirming its commitment to price stability, continued to raise the official rate (100 bps in Q1'22, to 6.50%) and maintained a restrictive tone going forward.

Brazil	+4.6%
The beginning of the year showed mixed performance across sectors, with reactivation in manufacturing and a slowdown in services. Inflation continued to soar (11.3% in March) and the central bank raised the official rate 200 bps in the quarter to 11.75%, positively impacting the exchange rate of the real.

Chile	+11.7%
2022 began with signs of certain economic slowdown, with a lower than initially expected GDP growth, dampened by the easing of fiscal and monetary stimulus. High inflation (9.4% in March) led the central bank to accelerate the pace of monetary tightening, raising the official rate by 300 bps in the quarter to 7.00%.

Argentina	+10.3%
The IMF approved the agreement with Argentina, allowing the refinancing of debt maturities, backed by an economic programme that pursues debt sustainability and inflation reduction. 2022 started with growth in manufacturing and construction industries. Inflation remained high (6.7% monthly in March) and the central bank raised the official rate 650 bps in Q1'22 and 250 bps in April, to 47.0%.

(1) Year-on-year change 2021

January - March 2022	21

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DESCRIPTION OF SEGMENTS
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
Santander has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. We prepare the information by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group are applied.
With the aim of increasing transparency and improving capital allocation to continue enhancing our profitability, on 4 April 2022, we announced that, starting and effective with the financial information for the first quarter of 2022, inclusive, we would carry out the following modifications to our reporting:

a.Main changes in the composition of Grupo Santander's segments announced in April 2022
The main changes, which have been applied to management information for all periods included in the consolidated financial statements, are the following:
1.Reallocation of certain financial costs from the Corporate Centre to the country units:
•Further clarity in the MREL/TLAC regulation makes it possible to better allocate the cost of eligible debt issuances to the country units.
•Other financial costs, primarily associated with the cost of funding the excess capital held by the country units above the Group's CET1 ratio, have been reassigned accordingly.
2.Downsizing of Other Europe.
•The Corporate & Investment Banking branches of Banco Santander, S.A. in Europe and other business lines previously reported under 'Other Europe' have been now integrated into the Spain unit to reflect how the business will be managed and supervised, in line with other regions.
The Group recast the corresponding information of earlier periods considering the changes included in this section to facilitate a homogeneous comparison.
In addition to these changes, we completed the usual annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
The above mentioned changes have no impact on the Group’s reported consolidated financial figures.

22	January - March 2022

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b. Current composition of Grupo Santander segments
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: comprises all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, Santander Investment Securities (SIS) and Santander's New York branch.
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and ODS.
Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance (WM&I) and PagoNxt.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.

Santander Corporate & Investment Banking: this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking) and the insurance business (Santander Insurance).
PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in three businesses: Merchant Acquiring, International Trade and Consumer.
In addition to these operating units, both primary and secondary segments, the Group continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances, adapting this management to the changes described above.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates goodwill impairment but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the primary segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
The results of our business areas presented below are provided on the basis of underlying results only and generally including the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts.
On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

January - March 2022	23

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January-March 2022
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Europe	2,839	1,154	4,305	2,245	1,494	1,018
Spain	998	745	2,021	1,049	519	365
United Kingdom	1,192	92	1,291	620	503	375
Portugal	170	122	333	207	215	148
Poland	407	138	511	345	236	112
Other	72	56	149	24	22	17
North America	2,131	443	2,795	1,535	1,050	806
US	1,378	197	1,811	1,013	738	583
Mexico	753	245	982	549	340	249
Other	0	1	2	(28)	(28)	(26)
South America	3,037	1,013	4,195	2,711	1,561	900
Brazil	2,143	743	3,019	2,089	1,123	627
Chile	483	112	650	416	322	188
Argentina	300	121	364	147	71	59
Other	111	38	162	59	45	25
Digital Consumer Bank	1,020	206	1,312	667	502	282
Corporate Centre	(172)	(3)	(301)	(388)	(437)	(462)
TOTAL GROUP	8,855	2,812	12,305	6,770	4,171	2,543

Secondary segments
Retail Banking	8,094	1,816	10,095	5,695	3,159	2,055
Corporate & Investment Banking	786	521	1,763	1,148	1,142	759
Wealth Management & Insurance	145	321	587	343	338	245
PagoNxt	2	157	162	(28)	(32)	(54)
Corporate Centre	(172)	(3)	(301)	(388)	(437)	(462)
TOTAL GROUP	8,855	2,812	12,305	6,770	4,171	2,543

Underlying attributable profit to the parent distribution*
January - March 2022

(*) As a % of operating areas. Excluding the Corporate Centre.

Underlying attributable profit to the parent. Q1'22
EUR million. % change YoY in constant euros

Europe

North America

South America

Digital Consumer Bank	DCB

Global businesses

+26%
+21%
-5%
+637%

-9%
+32%

-1%
+28%
+53%

+11%

+10%
+12%
-24%

24	January - March 2022

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January-March 2021
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Europe	2,551	1,072	4,055	1,983	1,138	769
Spain	1,074	684	2,068	1,052	449	302
United Kingdom	989	120	1,099	447	398	286
Portugal	185	99	420	274	226	156
Poland	233	127	349	191	51	15
Other	71	41	119	18	13	10
North America	1,971	451	2,735	1,587	1,174	750
US	1,310	241	1,875	1,127	947	598
Mexico	661	204	858	485	253	177
Other	0	7	2	(26)	(26)	(25)
South America	2,570	842	3,535	2,316	1,500	770
Brazil	1,778	632	2,519	1,797	1,152	560
Chile	497	95	614	378	277	152
Argentina	203	74	261	91	42	44
Other	92	41	140	51	30	14
Digital Consumer Bank	996	188	1,244	643	446	249
Corporate Centre	(133)	(5)	(179)	(258)	(445)	(402)
TOTAL GROUP	7,956	2,548	11,390	6,272	3,813	2,138

Secondary segments
Retail Banking	7,286	1,721	9,357	5,220	3,039	1,728
Corporate & Investment Banking	690	462	1,618	1,073	995	670
Wealth Management & Insurance	113	289	528	305	298	214
PagoNxt	(1)	81	67	(69)	(73)	(72)
Corporate Centre	(133)	(5)	(179)	(258)	(445)	(402)
TOTAL GROUP	7,956	2,548	11,390	6,272	3,813	2,138

January - March 2022	25

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Primary segments

EUROPE	Underlying attributable profit
EUR 1,018 mn
Executive summary (changes in constant euros)
→ We are accelerating our business transformation in One Santander in Europe to achieve superior growth and a more efficient operating model that should allow us to steadily increase our RoTE in the coming years.
→ Higher revenue, continued efficiency improvement and lower provisions led to an underlying attributable profit of EUR 1,018 million (+30% year-on-year).
→ Volumes growth in the last 12 months: loans up 4% year-on-year, deposits +5% and mutual funds +3%.

Unless otherwise indicated, changes in the region and in countries with currencies other than the euro are reported at constant exchange rates. The balance sheet and P&L ratios, together with the changes at current exchange rates, are included in the appendix.
Strategy
Our goal with One Santander in Europe is to create a better bank where customers and our people feel a deep connection and that delivers sustainable value for our shareholders having a positive impact in society. In order to deliver on our targets of growing our customer base and loyalty while delivering a more efficient and profitable business model, we are making progress in the business transformation through our action plan, defined around three main blocks:
•Grow our business by better serving our customers through regional simplification and an improved value proposition.
•Redefining customer interaction, enhancing our digital capabilities to offer comprehensive experiences (such as OneApp).
•Create a common operating model that embeds technology into our business, leveraging our scale in the region.
Key progress areas by country in the quarter:
•Spain: our strategy focuses on increasing our customer base, providing the best customer experience in all channels through a simple and innovative product proposition tailored to high-value businesses. All this while reducing the cost of service thanks to product simplification and process automatization. We are also driving the transition towards a more agile organization that allows us to swiftly react to business challenges.
•United Kingdom: we continue to focus on growing the mortgage business. Our transformation programme continues to deliver efficiency improvements through the simplification and digitalization of key processes.
•Portugal: the transformation implemented in 2021 enabled us to navigate the first quarter with a solid balance sheet position. We continued to improve customer loyalty and our technological capabilities and service quality while continuing to reduce the cost base.

Loyal customers		Spain	UK	Portugal	Poland
Thousands	10,342	2,777	4,425	867	2,271
YoY change	+4%	+3%	+4%	+6%	+6%

Digital customers		Spain	UK	Portugal	Poland
Thousands	16,582	5,512	6,744	1,019	3,130
YoY change	+6%	+4%	+6%	+5%	+11%

26	January - March 2022

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Primary segments

•Poland: we remained focused on providing the best customer and employee experience. To this end, we further simplified our products and internal processes through digitalization, while developing platforms to accelerate our progress towards our responsible banking commitments. We also implemented several initiatives to strongly support Ukrainians.
To deliver on our targets to tackle climate change, we developed a new governance structure, identifying five key verticals for which we have appointed business leaders in each country: green buildings, clean mobility, renewable energies, agro and circular economy. With this specialization, we expect to create business opportunities to help our customers through joint projects with other relevant players. In Spain, we are already developing a green commercial proposition based on retrofitting, that goes from awareness to turnkey products.
To raise awareness across all areas in the region, we are working on three main enablers: the Sustainable Finance Classification System (SFCS), communication and training. All this will allow us to promote green culture and give it greater relevance. The implementation of the SFCS is almost complete in Spain and the UK, which is one of our greatest milestones, as it is a key tool for identifying green finance opportunities.
Business performance
Gross loans and advances to customers excluding reverse repurchase agreements were 4% higher spurred by rises in all countries, mortgage growth in the region and consumer lending.
Customer deposits excluding repurchase agreements grew 5% boosted by demand deposits. Mutual funds recorded lower growth due to the rising interest rate environment in some countries and market performance in the quarter. Customer funds grew 4%.

Europe. Business performance
March 2022. EUR billion and YoY % change in constant euros

584	+4%	706	+4%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Results
Underlying attributable profit in the first quarter of 2022 was EUR 1,018 million, 30% higher than in the same period of 2021, with the following detail:
•Total income was up 5%, with an excellent net interest income performance in the UK and Poland, benefitting from higher volumes and the interest rate hikes in recent quarters. Sharp growth in net fee income in Spain, Poland, Portugal and CIB.
•Our transformation plans enabled us to lower costs by 2% in a high-inflation environment. In real terms, costs fell 7%.
•Loan-loss provisions were 14% lower compared to Q1'21, due to positive risk management in the region and normalization in the cost of credit trends across countries.
By country:
•Spain: underlying attributable profit surged 21% year-on-year driven by lower operating costs and a sharp LLP reduction, which drove the three-month annualized cost of credit down to 0.61%.
•United Kingdom: underlying attributable profit was 26% higher, reflecting positive NII performance backed by price management of both assets and liabilities and lower costs. The three-month annualized cost of credit stood at 0.08%
•Portugal: underlying attributable profit fell 5% dampened by net capital gains from ALCO portfolio sales recorded in 2021 and lower interest rates. Net fee income continued to perform well, while costs and provisions fell strongly.
•Poland: underlying attributable profit was six times higher propelled by strong revenue growth, which received an uplift from higher interest rates and net fee income. Loan-loss provisions reduced 5%.
In the quarter, underlying attributable profit increased 61% backed by total income and partly favoured by higher regulatory costs in Q4 (contribution to the DGF and Bank Levy).

Europe. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	4,305	+10	+9	+6	+5
Expenses	-2,060	-3	-4	-1	-2
Net operating income	2,245	+25	+25	+13	+12
LLPs	-515	+24	+25	-14	-14
PBT	1,494	+59	+58	+31	+29
Underlying attrib. profit	1,018	+62	+61	+32	+30
Detailed financial information on page 56

January - March 2022	27

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Primary segments

Spain	Underlying attributable profit
EUR 365 mn
Commercial activity and business performance
The quarter was marked by accelerating inflation and increased market volatility. However, we maintained our loyal customer growth strategy.
In individuals, we doubled new residential mortgage lending compared to Q1'21 and exceeded pre-pandemic levels in consumer credit, gaining market share in both products. In addition, the insurance protection business continued to rise strongly, as in previous quarters, recording double-digit growth.
In corporates, activity continued to improve, with year-on-year growth in factoring (+39%), confirming (+31%) and trade discount (+9%). The trend in long-term funding changed and turned positive.
Transactional products maintained their year-on-year growth path, especially in our most dynamic products: card turnover (+32%), transfers (+26%) and PoS turnover (+56%).
As a result, gross loans and advances to customers, excluding reverse repurchase agreements, rose 6% year-on-year mainly backed by individuals and private banking. In the quarter, lending volumes rose 1%.
Customer funds excluding repos increased 8%, notably deposits (+9%) driven by demand deposits (+10%). In the quarter, mutual funds decreased for the first time after 7 quarters of continued growth, due to market volatility
Results
Underlying attributable profit in the first quarter of 2022 amounted to EUR 365 million, 21% higher year-on-year. By line:
•In total income, net interest income fell due to the lower contribution from the ALCO portfolio and the change of mix. Conversely, net fee income increased 9% mainly driven by SCIB.
•The ongoing transformation process was reflected in lower costs (-4%) and improved efficiency (103 bps).
•The improvement in the NPL ratio (51 bps year-on-year) and the good portfolio coverage enabled LLPs to reduce 17%.
Compared to the fourth quarter, underlying attributable profit increased strongly, backed by higher revenue (improved customer margin and DGF contribution recorded in the fourth quarter) and lower provisions.

Spain. Underlying income statement
EUR million and % change

	Q1'22	/ Q4'21	/ Q1'21

Revenue	2,021	+10	-2
Expenses	-972	-7	-4
Net operating income	1,049	+31	0
LLPs	-391	-38	-17
PBT	519	+469	+16
Underlying attrib. profit	365	+397	+21
Detailed financial information on page 57

United Kingdom	Underlying attributable profit
EUR 375 mn
Commercial activity and business performance
In the first quarter of 2022, we delivered a strong performance amid a challenging backdrop of rising inflation and interest rates.
We continued to adapt our operating model to meet the changing needs of our customers and to increase remote banking capabilities. Our customers further utilized digital channels for banking services, with 75% of refinanced mortgage loans conducted through new digital retention journeys, and 90% of new current accounts and 99% of credit cards opened through digital channels.
Following the Bank of England base rate increase on 28 March 2022, we increased the rate on our 1|2|3 Current Account to 0.5%. Santander UK remains the only bank in the UK to offer customers both cashback on household bills and interest on in-credit balances through a current account.
Gross loans excluding reverse repos and FX, grew by 2% both year-on-year and quarter-on-quarter, supported by an increase of GBP 3.6 billion in net mortgage lending (GBP 9.5 billion in gross new lending) in a strong housing market.
Customer funds excluding repos contracted 1% due to the CIB business transfer. On a like-for-like basis, deposits grew 1%. Mutual funds increased 1% year-on-year after a 5% decrease in the quarter due to market volatility.
Results
Underlying attributable profit in the first quarter rose 26% year-on-year to EUR 375 million, mainly driven by the strong performance in volumes and revenue:
•Total income was up 12% driven by strong NII growth (+15%) benefitting from higher interest rates. This performance was partially offset by lower fee income due to the transfer of the CIB business.
•Costs fell 1% on the back of our transformation programme, offsetting inflationary pressures.
•Loan-loss provisions increased 170%, reflecting risks related to the higher cost of living. However, the cost of credit remained low.
In the quarter, growth in net operating was not reflected in attributable profit, which was 11% lower, affected by higher provisions in the first quarter of 2022 compared to credit releases in the fourth quarter of 2021.

United Kingdom. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	1,291	+5	+4	+17	+12
Expenses	-672	+3	+1	+3	-1
Net operating income	620	+8	+7	+38	+33
LLPs	-51	—	—	+182	+170
PBT	503	-11	-12	+26	+21
Underlying attrib. profit	375	-10	-11	+31	+26
Detailed financial information on page 58

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Primary segments

Portugal	Underlying attributable profit
EUR 148 mn
Commercial activity and business performance
We continued to grow the number of loyal and digital customers, which was reflected in greater volumes.
Loyalty increased mainly driven by WM&I's value proposition, notably protection insurance and mutual funds.
New mortgage lending maintained market shares over 20%. Gross loans and advances to customers excluding reverse repos grew 2% year-on-year while reducing the NPL ratio 41 bps to 3.42%.
Customer deposits excluding repos rose 7%, boosted by demand deposits. Mutual funds grew 14% and customer funds were 8% higher than Q1'21.
Results
Underlying attributable profit in the first quarter of 2022 was 5% lower year-on-year at EUR 148 million, dampened by the recording of ALCO capital gains (c.EUR 120 million) in Q1'21:
•Customer revenue grew 3% driven by the positive trend in net fee income (+23%), which mitigated the impact of lower interest rates in NII and lower ALCO portfolio volumes.
•Our continuous business transformation enabled us to reduce our cost base by 14% year-on-year.
•Loan-loss provisions plummeted by 77%, driving the cost of credit to 3 bps.
Compared to the previous quarter, underlying attributable profit was 7% higher, driven by the net operating income growth due to higher revenue and lower costs.

Portugal. Underlying income statement
EUR million and % change

	Q1'22	/ Q4'21	/ Q1'21

Revenue	333	+14	-21
Expenses	-125	-6	-14
Net operating income	207	+31	-24
LLPs	-8	—	-77
PBT	215	0	-5
Underlying attrib. profit	148	+7	-5
Detailed financial information on page 59

Poland	Underlying attributable profit
EUR 112 mn
Commercial activity and business performance
This was a challenging quarter for our business in Poland, as we focus on helping the Ukrainians who moved to the country since the Russian invasion started. We helped our employees and Ukrainian customers through charity actions and financial support.
In retail banking, we continue to simplify our products and processes, maximize the number of self-service products and increase digital sales and customer acquisition through digital channels. All these initiatives delivered strong results, especially in retail and SMEs, bancassurance and brokerage.
In corporates, we remained focused on increasing revenue, as activity recovered to pre-pandemic levels, and maintaining our leadership position in CIB. We successfully acted as advisors in the acquisition of the largest photovoltaic platform in Poland and participated in two projects financing renewable energy sources.
Loans and advances to customers excluding reverse repos increased 6% year-on-year on the back of individuals, SMEs and CIB. In addition, we ranked second in terms of new business.
Customer deposits excluding repos were up 5% strongly driven by time deposits (+38%). Customer funds rose 2%.
Results
In the first quarter of 2022, underlying attributable profit was EUR 112 million, 6 times higher than in the first quarter of 2021. By line:
•Total income was 49% higher year-on-year driven by strong net interest income performance (+78%) after interest rate hikes.
•Operating costs were 7% up, impacted by inflationary pressures.
•The cost of credit improved significantly (0.65%, down 37 bps) as loan-loss provisions dropped 5%.
The quarter-on-quarter comparison showed a similar performance, with revenue growth driven by net interest income and lower costs.

Poland. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	511	+11	+11	+46	+49
Expenses	-166	-8	-7	+5	+7
Net operating income	345	+23	+23	+80	+83
LLPs	-64	+62	+61	-7	-5
PBT	236	+158	+158	+363	+370
Underlying attrib. profit	112	+264	+263	+625	+637
Detailed financial information on page 60

January - March 2022	29

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Primary segments

NORTH AMERICA	Underlying attributable profit
EUR 806 mn
Executive summary (changes in constant euros)
→ In North America, the Group's strategy is to accelerate profitable growth in the US, and unify the regional approach while leveraging each countries' individual strengths by creating a joint value proposition to improve customer experience. All these while simplifying our regional business model to generate efficiencies.

→ In volumes, loans and advances to customers increased 8% driven by overall growth in Mexico and auto in the US. Customer funds surged 8% boosted by higher retail and corporate deposits in the US, deposits in Mexico and mutual funds.

→ Underlying attributable profit remained stable year-on-year impacted by the Bluestem portfolio disposal. On a like-for-like basis, profit was 4% higher, benefiting from the acquisition of the remaining common SC USA stock.

Unless otherwise indicated, changes in the region and countries are reported at constant exchange rates. The balance sheet and P&L ratios, together with the changes at current exchange rates, are included in the appendix.
Strategy
In line with our strategy to deploy capital towards our businesses where we can grow profitably, during the quarter:
•    After receiving Federal Reserve approval on 31 January 2022, SHUSA completed the acquisition of the remaining shares of common stock of Santander Consumer USA ("SC USA").
•    Santander US discontinued mortgage and home equity originations to focus efforts on products, services and digital capabilities that have the potential for growth.
In terms of our regional strategy, synergies across countries leverage our joint initiatives, including:
•Further development and strengthening of the USMX trade corridor: SCIB and Commercial Banking continue to deepen relationships with existing customers which has been reflected in revenue growth.
•Boost customer attraction and retention through loyalty strategies, while broadening our tailored products and services proposition for a more straightforward customer experience. Taking advantage of successful proven businesses and improved interactions to drive customer loyalty, NPS and CX.
•Continue to reduce duplication in the operating model, platform and architecture by leveraging our regional capabilities and sharing best practices to optimize expenses and improve profitability.
•Strengthen One Santander in North America by unifying a common and regional approach by promoting strong level of collaboration between both countries and the Group, to forge future growth within the region.
•In full alignment with our Corporate & Sustainability strategy, we support the development of inclusive and sustainable societies by offering ESG oriented products. We are allocating resources exclusively to ESG transactions and incentives.
In addition, in terms of their local priorities:
United States
A record 2021 performance paves the way for Santander US to remain a sustainable and profitable contributor to the Group’s earnings. Santander US continues to make progress towards simplifying its business model across four core businesses: Consumer, Commercial, CIB and WM. Our strategic focus is to sustain growth in these business lines:
•The acquisition of SC USA minorities, closed during Q1'22, solidifies our Auto strategy to provide full spectrum lending leveraging a diversified funding strategy including low-cost deposits and our market asset backed securities capabilities.
•Global hub for USD-based capital markets and investment banking. APS acquisition will transform and expand CIB’s asset structuring and distribution capabilities, enhance our fixed income markets business and create self-clearing capabilities for USD fixed income trading across the Group.

Loyal customers		United States	Mexico
Thousands	4,363	361	4,002
YoY change	+7%	-6%	+9%

Digital customers		United States	Mexico
Thousands	6,888	1,043	5,668
YoY change	+8%	0%	+10%

30	January - March 2022

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Primary segments

•    Top 10 CRE and Multifamily lender funded by commercial deposits and serving leading US developers and investors.
•    Leading brand in Latam High Net Worth leveraging connectivity with Group.
The acquisitions of Amherst Pierpont Securities (approved by the Fed in April) and Credit Agricole’s Latam wealth management operations, along with the acquisition of SC USA minority interest, will improve our strategic focus and competitive position while enabling revenue and cost synergies.
Mexico
We continue to focus on multi-channel innovation, promoting digital channels and strengthening our value proposition:
•We are strengthening synergies between lines of business, highlighting projects to increase profitability through attracting new payroll and portability, commercial alliances and customer referrals.
•We have maintained solid traction with our flagship product launched in September 2021, the Like-U credit card. To date, more than 540 k cards have been issued.
•We relaunched Santander Personal, a remote, digital and personalized service channel for high income customers, which, in addition to e-mail and phone communication, has a new module in Supermóvil through which customers receive investment advice and can securely take out products.
•We continued to make progress with the alliance with Samsung and MasterCard through Members Wallet, which integrates services such as financing, payments and balance and transaction queries.
•In mortgages, we launched a tailored offer for Mexicans whose income is originated in the US, adjusted the terms of our mortgages to facilitate the attraction of mortgages from other banks and launched a preferential rate offer for customers in the Santander Black segment. Our digital platform, Hipoteca Online, processed 95% of the formalized mortgages, with a more agile process.
•In auto, we launched Caranty Credit, the result of an alliance with the Caranty marketplace. This is the first and only financing scheme in Mexico for individuals who wish to securely buy a pre-owned car directly from another individual. It is available to customers and non-customers.

Business performance. March 2022
EUR billion and YoY % change in constant euros

141	+8%	146	+8%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
•In SMEs, we have commercial alliances in strategic sectors (restaurants and pharmacies) to attract new customers, and we continue to attract digital customers through our alliance with CONTPAQi. We also boosted the acquiring business by offering state-of-the-art terminals (G-Mini and G-Smart) that enable face-to-face sales and remote collections through payment links. We launched Soriana paGo G Mini, a portable payment terminal created with Getnet technology that makes us the first bank in Mexico to implement a retail sales scheme.
Business performance
Gross loans and advances excluding reverse repos grew 8% year-on-year boosted by a solid growth pace in individuals and commercial loans in Mexico and rises in auto and CIB in the US.
Customer funds were 8% higher mainly driven by a better funding mix in Mexico and a continued strong performance across most US businesses.
Results
During the first three months of 2022, underlying attributable profit amounted to EUR 806 million. Excluding the impact of the Bluestem portfolio disposal, it was 4% higher, benefiting from the acquisition of SC USA's minority interests, as follows on a like-for-like basis:
•Total income reduced 1%. Net interest income increased 3%, with rises in both countries. In Mexico, NII grew boosted by loan growth and higher interest rates. Net fee income had no material change, affected by the decrease in the US. Other income was down 40% due to the ending of leasing contracts.
•Costs rose 3% primarily due to higher-than-expected inflation. However, strict cost control remains in both countries to absorb this impact going forward.
•Loan-loss provisions increased 22%, mainly from the cost of credit normalization in the US.
Underlying attributable profit increased 7% quarter-on-quarter primarily due to higher total income, lower costs and the positive impact of the acquisition of minority interests in SC USA.

North America. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	2,795	+4	+2	+2	-5
Expenses	-1,260	-7	-9	+10	+3
Net operating income	1,535	+15	+13	-3	-10
LLPs	-439	+282	+294	+12	+4
PBT	1,050	-7	-9	-11	-17
Underlying attrib. profit	806	+9	+7	+7	0
Detailed financial information on page 62

January - March 2022	31

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Primary segments

United States	Underlying attributable profit
EUR 583 mn
Commercial activity and business performance
Santander US has refocused the US business model with a simpler, more integrated structure around four segments that benefit from the Group’s connectivity or have a distinct competitive advantage: Consumer, Commercial, CIB and Wealth Management.
Gross loans and advances to customers excluding reverse repos grew 8% year-on-year led by growth in CIB, auto and WM. During that period, auto originations decreased 13% as volumes have been impacted by the global semi-conductor shortage pushing the Manheim value index to all-time highs in early 2022.
Customer deposits excluding reverse repos continued to exhibit strong performance across most US businesses, growing 8% year-on-year, while continuing to lower the overall cost of funds.
During the quarter, Santander US Auto announced the expansion of its partnership with AutoFi Inc. (AutoFi) to develop SC’s end-to-end digital car buying experience. Santander US Auto also added a new preferred finance partnership with Mitsubishi Motors North America (MMNA) to provide customer and dealer financing.
Results
Underlying attributable profit in the first quarter of 2022 was EUR 583 million (5% lower than Q1'21 adjusted for the Bluestem portfolio divestiture) largely due to more normalized lease and credit performance. By line on a like-for-like basis:
•Total income down 5%. Net interest income growth was impacted by rate pressure and run-off in Paycheck Protection Program related balances, but increased 1% due to focused deposit price management. Net fee income decreased 10% due to normalization in CIB and deposit fee initiatives in Consumer. Other operating income decreased 38%, primarily due to an increase in the share of lease-end vehicles repurchased at the dealership, which negatively impacts lease performance.
•Expenses were stable compared to prior year largely due to strong expense management in Consumer to offset growth initiatives across the portfolio. Efficiency ratio reached 44%.
•Loan-loss provisions increased 2x driven by normalization in credit performance as well as lower ACL reserve releases.
•During Q1'22, Santander US incurred a USD 30 million charge as part of an expense reduction programme aimed at lowering the cost to serve in our Consumer and Commercial businesses.
Underlying attributable profit was 11% higher quarter-on-quarter, primarily driven by lower expenses (lower variable cost and donations), greater other results and the effect from the acquisition of minority interests in SC USA.

United States. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	1,811	+2	+1	-3	-10
Expenses	-798	-6	-8	+7	-1
Net operating income	1,013	+10	+9	-10	-16
LLPs	-256	—	—	+55	+44
PBT	738	-12	-13	-22	-27
Underlying attrib. profit	583	+12	+11	-2	-9
Detailed financial information on page 63

Mexico	Underlying attributable profit
EUR 249 mn
Commercial activity and business performance
Our mortgage and auto strategy is bearing fruit. We are one of the largest mortgage originators in the country, and we have innovative products such as Hipoteca Plus and Hipoteca Free.
In auto, we further consolidated our value proposition through strategic alliances.
Gross loans and advances to customers, excluding reverse repurchase agreements, were up 9% driven by loans to individuals (mortgages +9%; consumer lending +6%; and cards +9%), as well as corporate loans (companies +10% and SCIB +11% offset a 6% decline in SMEs).
Customer deposits excluding repos were 4% higher year-on year, propelled by demand deposits (+7%). Mutual funds were up 5%.

Results
Underlying attributable profit in the first quarter of 2022 of EUR 249 million, 32% higher year-on-year. By line:
•Total income rose 7% supported by higher volumes and the rise in interest rates (4.4% in Q1'21 vs 6.0% in Q1'22). Positive net fee income performance (+13%) mainly from accounts management, credit cards, insurance, Corporate Banking, SCIB and Getnet. Gains on financial transactions dropped due to capital gains stemming from ALCO portfolio sales recorded in 2021, and a weak first quarter in markets.
•Operating expenses increased 9%, affected by Getnet. Excluding this impact, costs were 6% higher, mainly due to the higher price of materials, affected by inflation of 7% and the salary agreement.
•Loan-loss provisions dropped 25% due to higher provisions in 2021 and the positive portfolio performance.
Against the previous quarter, underlying attributable profit increased 6% driven by the upturn in net fee income and lower costs (-10%) which offset the rise provisions.

Mexico. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	982	+8	+5	+14	+7
Expenses	-432	-7	-10	+16	+9
Net operating income	549	+24	+20	+13	+6
LLPs	-183	+25	+22	-20	-25
PBT	340	+17	+13	+35	+26
Underlying attrib. profit	249	+9	+6	+40	+32
Detailed financial information on page 64

32	January - March 2022

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Primary segments

SOUTH AMERICA	Underlying attributable profit
EUR 900 mn
Executive summary (changes in constant euros)
→ We continued with our strategy to strengthen connectivity and share best practices across countries, capturing new business opportunities.
→ We remain focused on delivering profitable growth, increasing loyalty and customer attraction, as well as controlling risks and costs through the strength of our model.
→ Year-on-year growth in both gross loans and advances to customers and customer deposits, underpinned by innovation in our product and service proposition. In addition, we are expanding ESG initiatives in the region.
→ Underlying attributable profit increased 8% year-on-year backed by positive customer revenue performance.

Unless otherwise indicated, changes in the region and countries are reported at constant exchange rates. The balance sheet and P&L ratios, together with the changes at current exchange rates, are included in the appendix.
Strategy
South America continued to be a region with great growth potential and opportunities for banking penetration and progress in financial inclusion. In this environment, we remained focused on growing the number of customers, leveraging business opportunities, exchanging positive experiences across countries and enhancing digitalization and customer loyalty.
We maintained our strategy of capturing synergies across business units:
•In consumer finance, our initiatives continued to perform well. We exported Santander Brasil's experience to other countries, such as its new and used vehicle financing platform and the introduction of Cockpit, a platform to streamline management of car dealerships, in Chile, Argentina and Peru. Santander Chile recorded a positive performance in auto, both in terms of loans and results. In Uruguay, auto financing through Creditel continued to deliver positive results.
•In payment methods, we remained focused on e-commerce strategies and on the business of instant domestic and international transfers. Getnet's expansion to other countries, after its successful development in Brazil, is having great acceptance and positive results. In Chile, Getnet has installed more than 88,000 PoS terminals one year after its implementation and in Argentina we remained the second largest company in payments processing.
•We continued to make headway in the development of joint initiatives between SCIB and corporates to deepen relationships with multinational clients, boosting loyalty and customer acquisition in all countries, especially in Chile and Argentina.
•We continued to promote inclusive and sustainable businesses, such as Prospera, our micro-credit programme, which was launched in Chile in the first quarter and continues to be implemented in Brazil (744,000 active customers), Uruguay (10,000 entrepreneurs), Colombia (9,664 centres and present in 212 municipalities) and Peru (22,000 customers). In addition, we further developed our ESG initiatives. In Brazil, for example, we channelled more than BRL 3.2 billion in socio-environmental businesses (approximately EUR 550 mn).
•The main initiatives by country were:
•Brazil: we continued to grow our customer base and increase loyalty. Our aim is to become the best provider of consumer lending in the country. In cards, credit turnover increased 25%. In auto, we remained market leaders with a 24% market share in individuals. Santander Auto reached 20% penetration in new insurance contracts. We launched several initiatives for our multi-channel strategy and in physical channels, we introduced Bank to Go, which enables greater mobility for commercial managers and the capturing of opportunities. In digital channels, account openings rose 141% and GENT& exceeded 21 million interactions per month.

Loyal customers		Brazil	Chile	Argentina	Other South America
Thousands	10,960	8,337	831	1,613	180
YoY change	+21%	+27%	+7%	+4%	+26%

Digital customers		Brazil	Chile	Argentina	Other South America
Thousands	24,899	19,633	1,996	2,653	617
YoY change	+15%	+18%	+16%	-1%	-1%

January - March 2022	33

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Primary segments

•Chile: we remained focused on digital banking and enhancing customer service. We continued to promote Santander Life and Superdigital, which already have 976,000 and 292,000 customers, respectively. In acquiring, Getnet continued its expansion and in Santander Consumer Finance, new lending grew 56% and results were 76% higher year-on-year. In ESG, our ambition is to build six solar plants to make the bank's energy source 100% renewable.
•Argentina: we continue to develop our open financial services platform, strengthening the value proposition of: Getnet, which remained the second largest company in payments processing; Superdigital, with a free virtual account and a prepaid MasterCard; MODO, a systemic solution that promotes digital payment and financial inclusion. In addition, Santander Consumer continued to boost consumer and auto lending.
•Uruguay: we strengthened our position as the country's leading privately-owned bank. Our offering and alliances with dealers enabled us to become the market leader in auto finance. We also accelerated our digital and technological transformation strategy with Soy Santander. In ESG, we continue to promote the launch of the carbon neutral credit for vehicle purchases.
•Peru: our strategy focuses on supporting global companies and the corporate segment. We have been very active in international issuances of Peruvian companies. In Corporate, we continued to expand our activity with companies in other countries. We are the market leaders in auto. This was reflected in the increase in the number of customers and loyalty.
•Colombia: we continued to expand in the country. In SCIB, we continued to participate in relevant operations to the country's development. In Corporates, we carried out joint offers with SCIB. Regarding consumer finance, we consolidated our position in the new and used vehicle markets. In ESG, we remained committed to entrepreneurs and micro-credits, making a difference and contributing to financial inclusion.

South America. Business performance
March 2022. EUR billion and YoY % change in constant euros

149	+9%	184	+7%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 9% year-on-year, with rises in all country units.
Customer deposits excluding repos grew 6% primarily boosted by demand deposits (+9%) and, to a lesser extent, time deposits (+5%). Mutual funds were up 8%, mainly due to the increase in Brazil and Argentina. As a result, customer funds rose 7%.
Results
Underlying attributable profit in the first quarter amounted to EUR 900 million, up 8% year-on-year, as follows:
•In total income, of note was the performance in net interest income and net fee income (+10% and +11% respectively) due to increased transactionality. Gains on financial transactions rose 4% due to Chile and Argentina.
•Costs were 16% higher, heavily affected by inflation. In real terms, they only rose 0.5%, reflecting management efforts.
•Loan-loss provisions increased 33% driven by Brazil. The cost of credit improved 8 bps to 2.73%.
By country, of note was the strong profit growth recorded in Chile (+28%) and Argentina (+53%). In Uruguay, it was 3% higher, backed by net interest income. In Brazil, it was slightly lower as the positive performance in customer revenue could not offset higher costs and provisions.
Compared to the fourth quarter, underlying attributable profit was down 1% affected by seasonality, as customer revenue was very high in Q4.

South America. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	4,195	+4	-3	+19	+10
Expenses	-1,484	+1	-4	+22	+16
Net operating income	2,711	+5	-2	+17	+7
LLPs	-999	+15	+7	+46	+33
PBT	1,561	0	-6	+4	-5
Underlying attrib. profit	900	+5	-1	+17	+8
Detailed financial information on page 66

34	January - March 2022

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Primary segments

Brazil	Underlying attributable profit
EUR 627 mn
Commercial activity and business performance
We continued to expand our customer base and increase loyalty. The number of total customers rose 12% year-on-year and digital ones were 27% higher, backed by our multi-channel and customer-centric strategy.
In cards, we remained focused on quality and profitability, recording significant growth in credit turnover (+25% year-on-year) and we continued to work under the premise of a better risk profile, with 95% of new customers being account holders. We further strengthened our auto platform, where we are the market leaders. Santander Auto started to market truck insurance and in Webmotors, we expanded our transactions in the steps of the sales process through new partnerships and acquisitions.
In Usecasa (home equity) the portfolio increased by 30%. We launched Desindivida Santander, which offers special conditions for taking out or renegotiating loans for individuals and corporates, and introduced instalment credit for transactions through Pix.
Gross loans and advances to customers excluding reverse repos grew 8% year-on-year driven by individuals.
Customer deposits excluding repos increased 3% year-on-year, mainly driven by time deposits (+3%) and, to a lesser extent, demand deposits (+1%). Mutual funds were up 5%. As a result, customer funds rose 3%.
Results
First quarter underlying attributable profit amounted to EUR 627 million, recording a slight decrease year-on-year. Of note:
•Total income rose 6% due to the positive performance of net interest income (+7% due to higher volumes) and net fee income, mainly from transactional fees.
•Costs rose 14%, strongly impacted by inflation, and were reflected in higher personnel expenses (11% salary increase approved in September 2021) and administrative costs.
•Net loan-loss provisions increased 38% due to a larger individuals portfolio. The cost of credit was 3.94% (+15 bps compared to March 2021). The NPL ratio was 5.68% and coverage of 101%.
Compared to the fourth quarter, underlying attributable profit was 2% higher as higher gains on financial transactions, lower costs and the reduced tax burden more than offset the decrease in customer revenue after the high levels recorded in Q4 (cards and insurance).

Brazil. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	3,019	8	-1	+20	+6
Expenses	-930	+7	-2	+29	+14
Net operating income	2,089	+8	-1	+16	+3
LLPs	-852	+16	+6	+55	+38
PBT	1,123	+3	-6	-2	-14
Underlying attrib. profit	627	+12	+2	+12	-1
Detailed financial information on page 67

Chile	Underlying attributable profit
EUR 188 mn
Commercial activity and business performance
We remained focused on improving customer satisfaction through the transformation of our commercial network, with new Workcafé branch openings. We continued to expand Santander Life and Superdigital, and Getnet, which was launched a year ago, has a 20% market share in PoS.
In the quarter, we rolled our Prospera, a current account integrated with Getnet which is aimed at boosting banking penetration and helping microentrepreneurs prosper. As a result, we exceeded 4.1 million customers in the country and remained first in NPS.
In volumes, gross loans and advances to customers excluding reverse repurchase agreements rose 6%. By segment, of note were individuals (+8%), as well as growth in CIB and corporates, which more than offset the fall in SMEs (-16%) following the uptick in 2020 and H1'21 driven by state-backed loans.
Customer deposits excluding repurchase agreements increased 6%, on the back of demand deposits (+8%), despite its slowdown due to the sharp rise in interest rates, making time deposits more attractive. The latter rose 4% driven by the retail segment, partially offset by the efforts made to reduce wholesale balances, in order to control the cost of funds. Mutual funds decreased 7%. As a result, customer funds were 3% higher.
Results
Underlying attributable profit in the first quarter or 2022 amounted to EUR 188 million, 28% higher year-on-year, as follows:
•Total income rose 10% driven by the 23% increase in net fee income and the 109% jump in gains on financial transactions. Weaker NII growth (+1%) due to the higher cost of funds.
•Costs rose 3%, well below inflation (6%), which enabled net operating income to increase 14% and the efficiency ratio to improve to 36.0% (-2.4 pp year-on-year).
•Loan-loss provisions were 2% lower, enabling the cost of credit to stay at 0.83% and the NPL ratio at 4.70%.
In the quarter, profit rose 4%, as the high gains on financial transactions and lower costs more than offset lower revenue from net interest income and increased provisions.

Chile. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	650	+5	+1	+6	+10
Expenses	-234	+1	-3	-1	+3
Net operating income	416	+7	+3	+10	+14
LLPs	-95	+26	+20	-5	-2
PBT	322	+7	+3	+17	+21
Underlying attrib. profit	188	+8	+4	+23	+28
Detailed financial information on page 68

January - March 2022	35

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Primary segments

Argentina	Underlying attributable profit
EUR 59 mn
Commercial activity and business performance
Santander Argentina remained centred on improving customer service through innovation, the enhancement of customer care models and process digitalization. Loyal customers increased 4% year-on-year and our app was the best rated among banking apps.
We continue to build our open financial services platform, strengthening the value proposition of Getnet, Santander Consumer, Superdigital and MODO.
In the quarter, of note was the renewal of the SuperClub+ loyalty programme, with benefits for customers who use the bank's products and services the most.
In addition, in order to strengthen our position in the agro digital market, we signed an agreement with Agrofy, the market place specialized in this area, which will facilitate auto purchases through Santander Argentina.
Gross loans and advances to customers excluding reverse repurchase agreements rose 44% year-on-year, driven by loans to individuals, SMEs and corporates.
Customer deposits excluding repurchase agreements rose 50%, mutual funds were 100% higher and customer funds increased 61%.
These high growth rates, as in the case of results, are impacted by high inflation in the country.
Results
Underlying attributable profit in the first quarter of 2022 was EUR 59 million, 53% higher compared to the first quarter of 2021. By line:
•Total income grew 59%, underpinned by net interest income (+69%) and net fee income (+86%), mainly driven by transactional fees and mutual funds. Gains on financial transactions increased 86%. This performance clearly outstripped inflation.
•Costs rose 45%, at a slower pace than inflation and total income. The efficiency ratio improved 5.8 pp to 59.6% and net operating income rose 86%.
•Loan-loss provisions increased due to extraordinarily low levels in 2021 (following large pandemic-related provisioning in 2020). The cost of credit stood at 3.31%.
In the quarter, profit was 34% lower, due to impacts from the change in year in hyperinflation accounting.

Argentina. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	364	-21	-19	+39	+59
Expenses	-217	-14	-12	+27	+45
Net operating income	147	-30	-28	+63	+86
LLPs	-39	-25	-23	+179	+219
PBT	71	-40	-38	+66	+90
Underlying attrib. profit	59	-36	-34	+34	+53
Detailed financial information on page 69

Other South America
Uruguay
Gross loans and advances to customers, excluding reverse repurchase agreements were up 10% year-on-year. Customer deposits excluding repos rose 2%, spurred by demand deposits (+5%), which offset the fall in time deposits.
Underlying attributable profit in the first quarter of EUR 29 million, up 3% year-on-year, as follows:
•Total income increased 3% boosted by net interest income which more than offsets fee income stability and lower gains on financial transactions.
•Costs grew 2%, well below inflation. As a result, the efficiency ratio stood at 46.6% (-72 bps year-on-year).
•Loan-loss provisions increased 13%. The cost of credit remained low (1.19%) and the NPL ratio was 3.02%.
Compared to the previous quarter, underlying attributable profit declined 8% due to the high levels of net fee income and gains on financial transactions recorded in the fourth quarter, together with LLP normalization.
Peru
Gross loans and advances to customers excluding reverse repos rose 23% year-on-year and customer deposits excluding repos were 8% lower dampened by time deposits (-18%), as demand deposits were 14% higher.
In the first quarter of 2022, underlying attributable profit amounted to EUR 17 million, 38% higher year-on-year, as follows:
•Total income rose 16%, mainly led by net interest income (+30%) and gains on financial transactions. Costs rose 55%, mainly driven by inflation and the launch of new businesses.
•Loan-loss provisions dropped 82% and the cost of credit remained very low (0.31%).
Colombia
Gross loans and advances to customers excluding reverse repos were 31% higher year-on-year. Customer deposits excluding repos rose 32% due to demand deposits (+58%).
In the first quarter of 2022, underlying attributable profit of EUR 7 million, 52% higher year-on-year, due to:
•Total income growth of 41% (driven by net interest income and net fee income), and 58% rise in costs.
•Lower loan-loss provisions (-40%). Cost of credit improved 30 bps year-on-year to 0.31%.

Other South America. Underlying income statement
EUR million and % change
	Net operating income			Underlying attrib. profit
		/	Q1'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Uruguay	49	12	+5	+10	+3
Peru	26	+3	0	+43	+38
Colombia	13	+24	+26	+49	+52

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Primary segments

DCB	DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 282 mn
Executive summary (changes in constant euros)
→ New strategic alliances, leasing and subscriptions are reinforcing auto leadership. In Q1, we signed the binding agreement with Stellantis, continued BNPL deployment and new leasing contracts grew 48% following launch of leasing in all markets in 2021.
→ New lending +17% year-on-year, increasing market share. In auto, global production issues dampened the new auto market but was offset by higher used car vehicle volumes. Strong year-on-year increase in consumer new lending.
→ Underlying attributable profit was EUR 282 million, improving 11% year-on-year, due higher revenue (+5% year- on-year) and cost of credit improvement. RoRWA rose to 2.0% (32 bp improvement year-on-year).

Unless otherwise indicated, changes are reported at constant exchange rates. In the tables below and in the appendix, these changes are included together with the changes at current exchange rates.
Strategy
Digital Consumer Bank (DCB) is the leading consumer finance bank in Europe, created through the combination of Santander Consumer Finance's (SCF) scale and leadership in consumer finance in Europe, and Openbank’s digital capabilities.
SCF is Europe's consumer finance leader, present in 18 countries (16 in Europe including the recent launch in Greece, China and Canada) and works through more than 130,000 associated points of sale (mainly auto dealers and retail merchants). In addition, it is developing direct and C2C financing capabilities.
Openbank is the largest 100% digital bank in Europe. It offers current accounts, cards, loans, mortgages, a state-of-the-art robo-advisor service and open platform brokerage services. Openbank is currently active in Spain, the Netherlands, Germany and Portugal, and we are working on expansion across Europe and the Americas.
DCB's aim is to generate synergies for both businesses:
•SCF will be dedicated to supporting our customers and partners (OEMs, car dealers, retailers and individuals) and developing advanced technologies to give them a competitive edge, to become the top mobility financer and provider in Europe.

Digital Consumer Bank. Loan distribution
March 2022

Germany

Nordics

France

Spain

The UK

Italy

Poland

Others

•Openbank will continue to focus on customer loyalty and engagement targets by applying Openbank's IT and business philosophy, while ensuring an unbeatable time to market.
Our main priorities for 2022 are to:
•Secure leadership in global digital consumer lending focusing on growth and transformation within three dimensions:
–Auto: strengthen our auto financing leadership position, gain market share, reinforce the leasing business and develop subscription services. SCF is focusing on providing advanced digital financing capabilities to its partners to support their sales growth strategy. We had a EUR 91 billion loan book at the end of March.
–Consumer Non-Auto: gain market share in consumer lending and develop buy now, pay later (BNPL) 2.0 to strengthen our top 3 position in Europe. We are serving customers through 63,000 physical and digital points of sale and had a loan book of EUR 19 billion. In Retail, we will improve digital capabilities to increase loyalty among our 3.7 million customers (Openbank and SC Germany Retail), boosting digital banking activity.
–Simplification and efficiency from self-contained banks to European hubs (Western Hub, Nordics, Germany) through: legal structure simplification, shared services and IT commonality, and capital and liquidity optimization.
•Increase profit leveraging strategic operations initiated in 2021, e.g. Stellantis (Auto) and BNPL development (Non-Auto).
•Launch a tech transformation project to seize on the fast-growing transition to online and support digital customer base expansion while maintaining high profitability and one of the best efficiency ratios in the sector.

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Primary segments

To grow our business and contribute to the transition to a greener economy, we will continue developing new business solutions and partnerships. In 2021, we financed more than 140,000 fully electric vehicles, a figure which will significantly grow in 2022. We also financed electric chargers, solar panels (more than 23,000 in 2021), green heating systems, etc. We are also an active issuer in the green bond market, with 4 issuances in the last 4 quarters.
In 2022, we will maintain our focus on further enhancing green finance propositions in both auto and consumer loans.
Business performance
In Q1’22, new lending increased 17% year-on-year, absorbing the impacts of the covid-19 Omicron wave, the microchip crisis and global supply chain disruptions stemming from the war in Ukraine.
In this environment, though new car registrations in Europe fell 11% in Q1, our new car volumes were 13% up in the same period. Regarding used vehicles, new lending rose 29%, compared to the European used car market which increased 3%. This allowed us further increase market share in both segments and most countries.
In Auto, "tactical" leasing solutions generated a 48% increase in new contracts year-on-year. We also started to develop our proprietary digital leasing platform for Europe (expected to go live by year end) with the ambition of disrupting the market.
SCF's new subscription service Wabi is live in Spain, Norway and Germany and will expand to France, Switzerland and Italy this year.
In Q1, we expanded our partnership with Stellantis, with the transaction expected to complete in H1 2023 (following the required authorizations). SCF also entered into a long-term global partnership with Piaggio Group, the leader in Europe’s scooter segment. We will provide retail financial services to support Piaggio’s sales and dealer network.
In Non-Auto, Zinia, our new buy now, pay later initiative in Germany, is already achieving outstanding results, with more than 2.5 million contracts.

Activity
March 2022. EUR billion and % change in constant euros

0%
	QoQ		+2%
QoQ
117
	+1%	59	+9%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
The TIMFin joint venture in 2021 represented a strategic alliance with the leading Italian Telco, a new vertical for DCB. The company has more than 960,000 contracts as well as 5,700 active points of sale.
The stock of loans and advances to customers excluding reverse repos increased 1% year-on-year to EUR 117 billion, as recent positive trends business activity were partially offset by current uncertainties.
Despite the good results achieved year to date, the unstable environment, higher fuel prices and inflation is generating uncertainty and reducing our customers' disposable income. We will keep a prudent market approach and remain vigilant so to react quickly to any concrete event affecting our activity.
Results
Underlying attributable profit in the first quarter was EUR 282 million, 11% higher year-on-year. By line:
•Total income increased 5% compared to Q1'21 mainly driven by growth in net fee income (+9%) due to increased volumes and leasing activity. Net interest income was 2% higher.
•Costs increased 7% affected by inflation, strategic investments to boost future income and lower running costs, and perimeter effects (Allane, TIMFin and Greece). Excluding these impacts, BAU costs rose 2% (-2% in real terms). The efficiency ratio stood at 49%.
•Loan-loss provisions dropped 11% driven by the maintained good credit quality performance. There was a 25 bp improvement in the cost of credit to 0.44%.
•By country, the largest contribution to underlying attributable profit came from Germany (EUR 101 million), the UK (65 million), France (EUR 48 million), the Nordic countries (EUR 45 million) and Spain (EUR 34 million).
Compared to the previous quarter, underlying attributable profit decreased 21% mainly due to higher provisions (+90%), as there were higher portfolio sales in Q4’21. Income remained stable.

Digital Consumer Bank. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	1,312	+1	0	+5	+5
Expenses	-645	+7	+7	+7	+7
Net operating income	667	-5	-5	+4	+3
LLPs	-148	+89	+90	-11	-11
PBT	502	-9	-9	+12	+11
Underlying attrib. profit	282	-21	-21	+13	+11
Detailed financial information on page 71

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Primary segments

Corporate Centre	Underlying attributable profit
EUR -462 mn
Executive summary
→ In the current environment, the Corporate Centre continued to play its role supporting the Group.
→ We offer a combination of on-site and remote working, maintaining a high level of flexibility to meet individual needs.
→ The Corporate Centre’s objective is to aid the operating units by contributing value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.
→ Underlying attributable loss increased 15% compared to the first quarter of 2021, mainly due to the fall in gains on financial transactions due to exchange rate differences from the hedging of results and costs from the higher liquidity buffer, partially offset by lower provision charges.

Strategy and functions
The Corporate Centre contributes value to the Group in various ways:
•Making the Group’s governance more solid, through global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks in the sector.
•Contributing to the launch of projects that will be developed by our global businesses aimed at leveraging our worldwide presence to generate economies of scale.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature.
–This activity is carried out by the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price of these operations with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the operation) and regulatory requirements (TLAC/MREL).
–Interest rate risk is also actively managed in order to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. Net investments in equity are currently covered by EUR 21,305 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).
•Management of total capital and reserves: efficient capital allocation to each of the units in order to maximize shareholder return.

Results
First quarter underlying attributable loss of EUR 462 million, 15% higher than in Q1'21 (-EUR 402 million), as follows:
•Falls were recorded in net interest income (due to the higher liquidity buffer) and gains on financial transactions (EUR 75 million less than in 2021), due to negative foreign currency hedging results, offset by the positive performance of exchange rates in the countries' results. We also recorded a negative tax impact due to the higher results of those businesses operating in Spain.
•This was partly offset by the sharp decrease in provisions compared to the same period of the previous year.

Corporate centre. Underlying income statement
EUR million
	Q1'22	Q4'21	Chg.	Q1'21	Chg.

Total income	-301	-177	+70%	-179	+68%
Net operating income	-388	-274	+41%	-258	+50%
PBT	-437	-343	+27%	-445	-2%
Underlying attrib. profit	-462	-303	+52%	-402	+15%
Detailed financial information on page 72

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Secondary segments

Retail Banking	Underlying attributable profit
EUR 2,055 mn

Executive summary

Results. (Q1'21 vs. Q1'22). % change in constant euros			Business performance. EUR bn. % change in constant euros
Profit growth driven by higher volumes and total income, and efficiency and cost of credit improvement			Loans and advances to customers rose 3% and customer funds increased 5% year-on-year
Total income	Costs	Provisions	Loans and advances to customers		Customer funds
+3%	+3%	+12%	832	+3% YoY	807	+5% YoY

Customers

Unless otherwise indicated, changes are reported at constant exchange rates. In the tables below and in the appendix, these changes are included together with the changes at current exchange rates.
Commercial activity
We continued to accelerate the implementation and development of our digital transformation strategy, focusing on our multi-channel strategy and the digitalization of processes and businesses.
Our aim is to ensure a personalized support tailored to the needs of each customer, which also responds to one of our main goals: the continuous improvement our customer service. Our efforts enabled us to rank top 3 in customer satisfaction, measured by NPS, in eight of our markets.
In addition, we rolled out several commercial initiatives, with tailored products and services for each segment, as explained in the comments regarding the regions and countries. Of note were:
•In individuals, mortgages continued to grow strongly in the majority of our markets, boosted by innovative products such as Hipoteca Plus and Hipoteca Free in Mexico. We are also digitalizing processes to grant consumer loans in most markets.
•In auto finance, we made headway in new alliances and partnerships and renewing existing ones, both in Europe and the US. Brazil exported its two platforms to other countries: Cockpit and its new and used vehicle financing platform.
•Regarding corporates, we continued to offer differentiated products and services for SMEs, companies and SCIB, while launching joint initiatives between them to deepen relationships with multinational clients.
These initiatives allowed us to achieve 155 million customers across the Group. The number of loyal customers increased 11% year-on-year to 26 million, digital customers rose 11% year-on-year to more than 49 million and digital sales accounted for 56% of total sales.

Results
Underlying attributable profit in the first quarter of 2022 was EUR 2,055 million, 12% higher year-on-year. By line:
•Total income grew 3% driven by positive net interest income performance (+6%) which offset lower gains on financial transactions.
•Costs increased 3%, affected by inflation. Net operating income grew 3% and efficiency stood at 43.6%
•Loan-loss provisions rose 12%, mainly driven by the increases in North and South America.
•Lower tax burden and lower impacts from minority interests.

Retail Banking. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	10,095	+2	-1	+8	+3
Expenses	-4,399	-1	-3	+6	+3
Net operating income	5,695	+4	0	+9	+3
LLPs	-2,111	+53	+46	+18	+12
PBT	3,159	-5	-9	+4	-2
Underlying attrib. profit	2,055	+3	0	+19	+12
Detailed financial information on page 73

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Secondary segments

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 759 mn

Executive summary

Results. (Q1'22 vs. Q1'21). % change in constant euros		Our aim and strategic priorities

Total income	Underlying att. profit
+5%	+10%
Efficiency ratio	RoTE
35%	24.8%

Revenue growth by business and region*		Other highlights in the quarter

TOTAL
Others
Global Debt Financing
Global Transactional Banking
Markets
1,672
+5%
1,763
457
+14%
565
+23%
663
-10%
Q1'21
Q1'22

-4%
+11%
+17%
* EUR million and % change in constant euros

Unless otherwise indicated, changes are reported at constant exchange rates. In the tables below and in the appendix, these changes are included together with the changes at current exchange rates.
Strategy
In an uncertain geopolitical environment amid the situation in Ukraine, our priority has been to support our clients in these times of supply chain disruption, inflation and volatility, while ensuring compliance with international restrictions and sanctions.
In this context, SCIB continued to make headway in the execution of its strategy to transform the business and become our clients' strategic advisor of choice, via specialized high value-added products and services; focusing on ESG and Digital Solutions Group (DSG) in order to support our clients in their sustainable development and digital transformation, respectively.
Our goal with this transformation is to become one of the leading investment banks in Europe by strengthening our client advisory services through a pan-European platform, consolidate our leadership in Latin America in most countries and products, and continue to accelerate growth in the US, following the regulatory approval for the acquisition of broker-dealer Amherst Pierpont (APS).
To accelerate the execution of our strategy within the sustainability sphere, Banco Santander completed in April 2022 its plan to acquire 80% of WayCarbon Soluções Ambientais e Projetos de Carbono (‘WayCarbon’), a leading Brazil-based ESG consultancy firm that provides three core services: ESG consultancy; ESG strategy management software; and carbon credit trading.
Leveraging WayCarbon, SCIB will increase its product portfolio in the voluntary carbon market and in reforestation and forest conservation programmes, among others. This alliance further strengthens SCIB's commitment to the energy transition and its leadership in sustainable projects and renewable energy financing.
Within the ESG sphere, of note was the sustainable bond issuance by Mexico's Federal Electricity Commission (CFE) and the Hornsea Project One ("Hornsea 1") M&A transaction.
Regarding the first, CFE (the main generation company in Mexico and the Americas in terms of installed capacity) issued green bonds totalling USD 1.75 billion, the largest green issuance ever made by a company in Latin America.
Secondly, the Renewables Infrastructure Group and Equitix partnered to acquire a 12.5% interest in Hornsea 1, which, located in the North Sea, is the world’s largest offshore wind farm. In this operation, Santander provided a comprehensive M&A solution as financial advisor and advisor on capital structure and risk solutions.
In the first quarter, and as part of the Group's growth strategy in digital transformation, of note was the capital increase of eDreams, one of the world's largest and most innovative online travel companies. The key role of the DSG (Digital Solutions Group) is to support the development and digital transformation of both our current customer base and a new client portfolio from the technology industry with a different profile than that of traditional investment banking.

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Secondary segments
Results
Underlying attributable profit in the first quarter of 2022 amounted to EUR 759 million (25% of the Group's total operating areas), 10% higher than in Q1'21, the best quarter in SCIB's history, strongly backed by GDF and GDF.
Revenue performance by business was as follows:
•Markets: 10% decrease vs Q1'21. Macroeconomic uncertainty affected customer sales activity, particularly in Europe and Asia.
In Latin America, our leadership position enabled us to capture the capital movement of emerging markets from Europe to Latin America, which is benefiting from the commodity price surge.
Lastly, strong market volatility combined with the good management of the Market Making teams, allowed us to protect the value of our trading books, with a special emphasis on exchange rate hedging products and equity derivatives activity.
•GDF (Global Debt Financing): total income was 14% higher compared to Q1'21 despite the sharp decline in debt issuance volumes and the commodity crisis that has affected most of our clients. These falls were offset by the roll-out of the Leverage Finance initiative, with growth well above that of the previous year, and by the positive performance of the Structured Finance business, which is also one of the main focuses of our ESG strategy.
•GTB (Global Transactional banking): revenue grew 23% year-on-year. Cash Management started the year with strong growth in its key indicators, both in terms of transactionality and liability revenue, due to the improvement in commercial activity and the rise in interest rates in several Latin American countries. Trade & Working Capital Solutions continued to recover to pre-pandemic levels, growing 20% year-on-year. Export Finance remained focused on ESG transactions.

•CF (Corporate Finance): strong performance in Mergers and Acquisitions (M&A), doubling total income in the first quarter of 2021, partially offsetting the slowdown in Equity Capital Markets.
In M&A, we continued to be very active in renewable energy transactions in the first quarter. We also recorded a strong beginning of the year in the infrastructure market, where of note was the acquisition of the water and waste group Nuevo Suez by GIP, Meridiam & CDP, creating one of the main assets in Europe. This enabled the franchise to maintain its position as a reference advisor in Europe and Latin America.
In the Telecommunications, Media & Technology (TMT) industry, the sale of 50% of FiBrasil to CDPQ in Brazil was awarded by IJGlobal in the Telecom Deal of the Year category. Likewise, in January, the creation of a FiberCo between Telefónica Colombia and KKR was successfully closed, with the objective of reaching 4.3 million households for a value of USD 500 million.
As for Equity Capital Markets (ECM) after several years of strong growth, activity in the first quarter stalled, affected by geopolitical uncertainty. As markets recover, takeover bids have become a key source of income for the bank. In Spain and Portugal, of note was IFM's takeover bid for Caixa.
Lastly, the ESG and DSG teams have been transversally involved in numerous operations in different sectors and geographic areas.
Operating expenses increased 10% compared to 2020 due to investments in products and franchises under development. However, efficiency (35%) was stable year-on-year and remained a benchmark in the sector.
Sharp improvement in loan-loss provisions compared to the first quarter of 2021, which was still heavily affected by the macroeconomic deterioration caused by the pandemic. A better-than-expected economic environment until the outbreak of the war in Ukraine allowed for the release of provisions and an improved credit outlook for the customer portfolio.
Compared to the previous quarter, total income rose 28% and underlying attributable profit surged 72%, primarily from lower costs and provisions.

SCIB. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	1,763	+30	+28	+9	+5
Expenses	-615	-9	-11	+13	+10
Net operating income	1,148	+71	+67	+7	+3
LLPs	13	—	—	—	—
PBT	1,142	+92	+88	+15	+11
Underlying attrib. profit	759	+75	+72	+13	+10
Detailed financial information on page 73

42	January - March 2022

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Secondary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 245 mn

Executive summary

Results (Q1'22 vs. Q1'21). % change in constant euros				Growth drivers Q1'22
Solid performance across our three businesses
Total fee income generated[1]	Total contribution to profit[1]	Assets under management	RoTE	Net new money	AuMs	Gross written premiums

+7%	+14%	+2%	55.3%	EUR 2.8 bn	EUR 198 bn	+2%
				(1.1% of total CAL)	(Total WM&I: EUR 401 bn)	vs. March 21

Total contribution to profit by business				Other highlights in the period
Constant EUR million (incl. fee income ceded to the Group)				Private Banking	SAM	Insurance

				Customer growth +5% vs. March 21	ESG AuMs EUR 11.4 bn	Fee income[1] EUR 369 mn +7% vs. Q1'21
(Total WM&I: EUR 27.1 bn)

(1) Excluding insurance one-offs in 2021

Unless otherwise indicated, changes are reported at constant exchange rates. In the tables below and in the appendix, these changes are included together with the changes at current exchange rates.
Commercial activity
Our objective remains becoming the best responsible Wealth & Protection Manager in Europe and Latin America, with Wealth Management & Insurance (WM&I) being one of the Group's growth drivers:
•In Private Baking, despite market volatility, we continued to leverage our global scale to enable clients to benefit from our global platform and to foster collaboration across markets and segments, with collaboration volumes increasing 27% to EUR 10.3 billion. We are the leader in the large flow of investment from Latin America to Spain and the United States.

Collaboration volumes
Constant EUR million

10,300

	〉	+27%
vs. Q1'21

We continue to renew our value proposition, widening our product range according to market trends, with a particular focus on alternative products, collateralized lending, investment banking and ESG. We also continued to grow our discretionary advisory service, to offer our clients value-added solutions tailored to their specific investment needs and risk profiles (which account for 11.5% of total assets under management).
Our range of alternative products exceeded EUR 2.2 billion (EUR 1.4 billion Q1'21) in both Santander Asset Management (SAM) and third parties. In the quarter, we launched Laurion, Blackrock, Compass, Sancus and Qualitas.

Of note was our live real estate investment service, where we are capturing a large part of the existing flow between Latin America and Europe and the United States, with a total volume of EUR 94 million in the quarter.
As regards the ESG investment range, through both SAM and third-party products, assets under management amounted to EUR 17.6 billion, (classified according to Article 8 or 9 under the Sustainable Finance Disclosure Regulation - SFDR- or similar criteria applicable in Latin America). We expect to provide ESG discretionary management in all our markets by year-end.
•In Santander Asset Management, market volatility, especially in Europe, affected overall asset valuations and investment flows. We continued to improve and complete our local and global product offering, providing solutions aimed at covering the different investment needs of our clients. We made further headway in our ESG strategy, offering 31 ESG products globally, and assets under management of around EUR 11.4 billion. The range of alternative products aimed primarily at our institutional clients and Family Offices is becoming increasingly robust, with 5 funds already launched with EUR 270 million of AuMs and EUR 669 million of investment commitments.
Regarding our operational and technological transformation, we made further headway in the regionalization of management, as well as in the deployment of the Aladdin platform in all our countries. We are also preparing our European Robo-advisor offering so it can be launched in Spain in the coming quarter.
•In Insurance, we maintained a healthy growth rate in premiums, mainly in the protection business. We are making progress with specific plans in each country that will allow us to have satisfied and better protected customers over time.

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Secondary segments
Of note in Europe was the positive start to the year of non-credit related insurance, which accounted for 60% of total protection insurance sales.
In the Americas, we also started the year with very positive dynamics with the launch of new products, such as Ben Assist in Brazil, a fully-digital assistance proposal that enables us to access new customer segments.
The motor vehicle insurance business was 7% higher and already accounts for 7% of total insurance fee income. The Autocompara platform, which operates in Argentina, Brazil, Chile, Mexico and Uruguay, reached 1.8 million active policies (+4% year-on-year). Lastly, regarding our digital strategy, we increased the number of insurance policies distributed through our digital channels at double-digits, which now account for 24% of the total sales volumes (+50% year-on-year).
Business performance
Total assets under management amounted to EUR 401 billion, 2% higher year-on-year, dampened by strong market volatility since early 2022, especially in Europe, which reduced asset valuation.

Business performance: SAM and Private Banking
Constant EUR million

Total assets under management
Funds and investment*
- SAM
- Private Banking
Custody of customer funds
Customer deposits
Customer loans

/ Dec-21	/ Mar-21
-4%	+2%
-4%	+4%
-3%	+2%
-4%	+9%
-8%	-6%
+3%	+10%
+3%	+23%

Note: Total assets marketed and/or managed in 2022 and 2021.
(*) Total adjusted customer funds of private banking managed by SAM.

•In Private Banking, the volume of customer assets and liabilities reached EUR 252.9 billion, 4% higher than in March 2021, affected by the valuations of custody. Net new money amounted to EUR 2.8 billion (1.1% of total volume). Net profit in Q1'22 was EUR 154 million, up 25% compared to Q1'21, primarily backed by growth in net fee income (+8%). Threshold Private Banking customers stood at 116,000 clients.
•In SAM, total assets under management increased 2% compared to March 2021 to EUR 198 billion. Net sales recorded outflows of EUR 1.0 billion (0.2% of the total). Total contribution to the Group's profit (including ceded fee income) was EUR 138 million, 10% higher year-on-year.
•In Insurance, the volume of gross written premiums in Q1'22 amounted to EUR 2.2 billion (+2% year-on-year), with protection premiums growing 13% despite lower lending demand in Latin America. Total fee income rose 2% (+7% excluding one-off earn-outs and insurance portfolio buybacks in 2021) and fee income from protection insurance was 8% higher. Total contribution to profit (including ceded fee income) decreased 2% year-on-year to EUR 311 million (+11% excluding insurance one-offs in 2021).

Results
Underlying attributable profit was EUR 245 million in the first quarter of 2022, up 12% year-on-year (+26% excluding insurance one-offs in 2021), as follows:
•Total income increased 8% mainly driven by the higher volume of assets under management, net fee income growth, and greater insurance protection activity. Total fee income generated, including fees ceded to the branch network amounted to EUR 852 million (+4% year-on-year; +7% excluding insurance one-offs in 2021) and represented 30% of the Group's total.

Total fee income generated
Constant EUR million

852

	〉	+4%	30%
		vs. Q1'21	/ total Group

•Operating expenses were 6% higher than in 2020, due to the investments carried out together with higher costs related to increased commercial activity and the perimeter of several operations, such as the acquisition of Crédit Agricole's business in Miami in 2021.
•Net operating income rose 10%.
The total contribution to the Group (including net profit and total fees generated net of tax) was EUR 603 million in Q1'22, 7% higher than in the same period of 2021 (+14% excluding insurance one-offs in 2021).
Compared to the previous quarter, underlying attributable profit increased 19% primarily due to higher other operating income. On the other hand, the sum of net interest income and net fee income remained relatively flat.

Total contribution to profit
EUR million and % change in constant euros
Q1'22		Q1'22

	603		603
+1%	/ Q4'21	+7%	/ Q1'21

WM&I. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	587	+11	+9	+11	+8
Expenses	-244	+3	+1	+9	+6
Net operating income	343	+17	+15	+12	+10
LLPs	—	—	—	—	0
PBT	338	+24	+22	+14	+11
Underlying attrib. profit	245	+21	+19	+15	+12
Detailed financial information on page 74

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Secondary segments

Underlying attributable profit
EUR -54 mn

Executive summary

PagoNxt	Merchant Acquiring
Combining our most innovative payments businesses into a single, autonomous company:	Become a leading global acquirer through the expansion of our Getnet platform
	Total Payment Volumes	SAN banks w/Getnet	Total active merchants
	+40% Q1'22 vs Q1'21	6	+7% Mar-22 vs Mar-21

PagoNxt quarterly revenue performance	International Trade
Revenue of EUR 162 million in Q1'22 (+122% YoY)*	For SMEs & Corporates who operate internationally and want state-of-the-art digital solutions
	SAN banks W/ OneTrade	OneTrade active SMEs and Corporates	Ebury active SMEs and Corporates

	8	∼ 8,000	>15,000
(*) % change in constant EUR	Data as of 31 March 2022

Unless otherwise indicated, changes are reported at constant exchange rates. In the tables below and in the appendix, these changes are included together with the changes at current exchange rates.
Strategy
PagoNxt aims to accelerate commerce for merchants and their connected ecosystem of customers and business partners. PagoNxt's stronghold is in its digital commerce proposition for merchants and exposure to fast-growing markets, complemented by distinctive assets progressively connecting corporates and consumers. We fulfil this mission through:
•Our strong track record serving merchants through a digital commerce proposition. We serve merchants of different sizes according to their payment needs with a full suite of merchant service products including PoS payments, e-commerce and omnichannel, with local and cross-border coverage. Additionally, we offer value-added solutions beyond merchant services, leveraging both our in-house product development and third-party providers.
•Reinforcing adjacencies to deliver value to businesses and consumers. We are developing solutions to expand our breadth of payment services and cover all aspects of the commerce network. Through the combination of two cutting edge platforms, One Trade and Ebury, PagoNxt already offers a comprehensive portfolio to serve the international trade needs of SMEs and institutions globally, providing them with a simple and secure solution to move money internationally and helping them thrive without borders. This is complemented by the instant payment capabilities of our Payments Hub.

Similarly, on the consumer side, our Superdigital platform provides innovative financial solutions which support the long-tail, the underbanked and low-income population across Latin America through a low cost-to-serve model.
•Extracting value from our progressively integrated value proposition, leveraging our shared cloud-native, data-driven global payments platform. We operate a connected, real-time, flexible and highly scalable technology platform that is fully cloud, API-based, and enterprise-ready to ensure access to PagoNxt's latest features through a single integration. We process and generate insights to help our customers and their businesses leverage the full power of data and make data-driven decisions.
•Santander’s distribution network and open market capabilities. Our connection to Santander provides us with privileged access to 155 million customers and proven distribution capabilities, which allows us to scale up faster and reduce acquisition costs.
•We are further expanding our global reach by leveraging the synergies with Santander’s existing presence and by developing open market distribution capabilities beyond Santander’s footprint.

Merchants
PagoNxt
Corporates & Institutions
Consumers

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Secondary segments
Business performance
PagoNxt brings together innovative and disruptive payment solutions with the aim of achieving a global leadership position in payments.
In the last quarter, PagoNxt had several important achievements:
•Getnet, our payment solution for merchants, continued its growth trajectory, reaching 1.23 million active merchants and EUR 34.1 billion in Total Payments Volume (TPV), up 40% year-on-year.
–Getnet Brazil's TPV grew 26% boosted by our e-commerce proposition, which has become one of our main growth drivers in the country (in Q1, e-commerce represented 24% of overall TPV). Additionally, our growth strategy is also centred on other pillars such as: expanding the independent channel, through partnerships with other financial institutions and with independent software vendors (ISVs), diversifying revenue streams through pre-payment credit, providing value-added services, and excelling in service quality and customer experience.
–Getnet Europe, which started to operate in 2021 as a pan-European acquirer, grew significantly in Q1, driven by the strong business performance in Spain, where TPV increased 56% and active merchants rose 17% year-on-year. Primary growth drivers in the region include our joint customer acquisition campaigns with Santander España and the reactivation of merchant’s activity, especially in the hospitality industry. In addition, we continue to develop our open market strategy in the region with an initial focus on high-growth industries, such as airlines.
–Getnet Mexico continued to fuel growth, with TPV increasing by 45% and active merchants by 11% year-on-year. These rises were driven by the activity recovery across key sectors, particularly in our airlines and hospitality verticals, and by the development of the open market distribution channel through partnerships with financial institutions, ISVs and payment ecosystems.
•Our One Trade business, which is connected to SME and corporate customers in 8 countries, continues to develop new and innovative international payments, FX and trade finance solutions.
In the quarter, the One Trade platform expanded its capabilities to provide international payments in real time between Spain and Brazil, shortening payment times in Brazil's local currency from several days to minutes and removing the need for intermediaries and FX documentation. In addition, One Trade is planning to launch real time payments in other international corridors in the coming months.
•On the consumer side, our Superdigital platform is progressing on its marketplace strategy to facilitate economic inclusion for the underbanked and low-income population in Latin America. In the quarter, Superdigital added new products to its digital wallet and payments proposition, including loans, cashback, insurance, and credit cards, in partnership with the Santander banks in Brazil and Argentina, and with the consumer finance businesses in LatAm.

Merchant Acquiring
Active merchants			Total Payments Volume
Millions			EUR billion

1.24
1.16	+7%			+40%	34.1

24.4

Mar-21		Mar-22	Q1'21		Q1'22
Results
In the first quarter of 2022, underlying attributable profit decreased year-on-year to -EUR 54 million, compared to -EUR 73 million in the first quarter of 2021.
Total income doubled year-on-year to EUR 162 million, backed by overall positive activity and volumes performance across regions, especially in Merchant Acquiring (strong increase in the number of transactions, merchants and total payments volumes in most countries).

PagoNxt. Revenue performance
Constant EUR million and % change in constant euros

162
+122%
73

Q1'21		Q1'22
In addition, PagoNxt continues its investment phase in developing projects and platforms.

PagoNxt. Underlying income statement
EUR million and % change
		/	Q4'21	/	Q1'21
	Q1'22%		excl. FX	%	excl. FX

Revenue	162	+1	-4	+143	+122
Expenses	-190	-2	-5	+40	+35
Net operating income	-28	-16	-7	-59	-59
LLPs	-3	-16	-23	+14	+1
PBT	-32	-11	-3	-57	-56
Underlying attrib. profit	-54	+16	+22	-25	-24
Detailed financial information on page 74

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RESPONSIBLE BANKING

Santander Responsible Banking targets

In 2019 we announced 11 public commitments to boost our ESG agenda. In 2021, we fulfilled all commitments set for 2019-2021 and set new public commitments including the first decarbonization targets. In this quarter, we continued to make progress on the remaining targets set for the medium term (2025-2030):

More information available on our corporate website.
Note: Q1'22 provisional and not audited data

Q1'22 Highlights

☑ We have disclosed our progress in 2021 in the Responsible Banking chapter of the Annual Report.
☑    We released a sustainable finance rating system (SFCS) that allows us to measure and target funding towards green and/or social initiatives.
☑ Regarding the Ukrainian conflict, we have channelled more than EUR 2.2 million in direct donations and more than EUR 10 million in donations from our customers. In addition, among other initiatives: we enabled current account openings for refugees and removed fees on transfers to Ukraine; we made the facilities of the bank's headquarters available to house refugees, including children undergoing cancer treatment and their families; we chartered two planes, one to Spain and the other to Portugal; we offer support measures to Ukrainian employees and their families; and nearly 1,000 employees volunteered to help.
We continue working to become a more sustainable bank, embedding ESG in our business, culture and management. Of note among the implemented initiatives were:

Environmental
♣    In line with our commitment to the transition to a green economy, we continue to make progress in granting EUR 120 billion in green finance by 2025 and EUR 220 billion by 2030. In the first quarter we mobilized EUR 3.6 billion in green finance, reaching EUR 69.3 billion since 2019.
♣ Regarding investment products, we also progressed on our commitment to reach EUR 100 billion of sustainable assets under management. At the end of March, we had EUR 27.1 billion.
♣    In April 2022 we completed the acquisition of 80% of WayCarbon, a leading Brazil-based ESG consultancy firm to continue to support our customers in their energy transition. This firm provides ESG consultancy; management software to support the tracking and implementation of ESG strategies; and carbon credit trading.
♣ SCIB created Santander Green investment, a platform to invest in renewable energy projects. We have already invested in nine solar and wind projects in Spain, whose combined capacity amounts to c.500 MW.

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♣ In the first quarter, we continued to support our customers in their green transition:
•Electric car financing of over EUR 1 billion and over EUR 2 billion in green buildings.
•Renewable energy financing: SCIB signed an agreement to build the world's largest offshore wind farm in the United Kingdom and six onshore wind farms in Poland, and to acquire another onshore wind farm in Portugal for EUR 360 million.
•Partnership with Enel to finance the installation of solar panels, lithium batteries and energy efficiency solutions.

Social
t    We continue to offer our best response to promote financial inclusion and empowerment. We have granted over EUR 1,750 million in loans to over 1.5 million entrepreneurs through our microfinance programmes since 2019. We are active in 8 countries with microfinance proposals.
t    In Spain, we adapted our support proposition to the senior segment, ensuring the best service and preventing digitalization from becoming a barrier. This proposal includes, among others, the extension of teller opening hours, preferential attention in the Contact Centre, simplified user experience in digital channels, training sessions to bring digitalization closer and financial education programmes.
t    Santander España will allocate EUR 1,000 million in mortgages for 5,000 young people to access their first home, reducing the initial outlay by up to 15% compared to a standard mortgage.
t    Santander Chile participated in the placement of social bonds of the Republic of Chile for a total amount of USD 4 billion.
t    SCF, with the support of Fundación Universia, launched microcredits in Spain to facilitate access to upskilling and reskilling programmes for adults. Participation in these programmes, according to the WEF (World Economic Forum), mitigates the risk of job loss.
t    Through Santander Universities, we announced the six winning projects in the Santander X Global Award, an international university entrepreneurship competition, from the more than 800 startups that participated. We have also opened the new editions of the Santander W50 and Emerging Leaders Scholarships, to promote female leadership, in collaboration with the London School of Economics and Political Science.

Governance
❖    We are strongly engaging top management with ESG goals, with 20% of long-term incentives in scorecard considering 5 ESG KPIs.
❖    We continue to strengthen a structured ESG training and awareness model. This quarter we introduced a new mandatory training programme for all bank employees.
❖    We changed our corporate behaviours, which guide us in our day-to-day work and help us accelerate our transformation: think customer, drive change, act now, move together and speak up.
❖    We rolled out a new model of active listening to employees, changing from an annual survey to a continuous listening model regarding: engagement, flexibility, peer relations, inclusion, well-being and other relevant topics.

2022 Awards
☑     Santander was the world's highest-scoring bank and second highest-scoring company in the 2022 Bloomberg Gender-Equality Index.
☑    We also improved our position in ShareAction and were included in S&P's 2022 Global Sustainability Yearbook , were we ranked second.
☑    We were awarded the Top Employer 2022 certification in Chile and ranked second company in the world with best working conditions in Spain.
☑    Santander Private Banking was named best private bank in Latin America in ESG in the Euromoney Private Banking and Wealth Management Survey 2022.

(1) Aggregated data 2019-Q1'22. Unaudited Q1'22 provisional monitoring data.

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CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy looking out for the interests of all its stakeholders and society in general

à2022 Ordinary general shareholders’ meeting
On 1 April 2022, the ordinary general shareholders’ meeting of Banco Santander was held, on second call, at the El Solaruco Training Center (Ciudad Grupo Santander) in Boadilla del Monte. Shareholders were able to attend in person and by telematic means.
A total of 644,750 shareholders, owning 68.776% of share capital, attended the general meeting in person or by proxy. This breaks the Bank's general meeting quorum record.
The proposed resolutions submitted by the board to the general meeting were approved with an average of 98.4% votes in favour, being the Bank’s management during the 2021 financial year supported with a 99.71%.
Full information on the resolutions passed at the general meeting can be found on corporate website (www.santander.com).
àChanges in the board of directors
At the aforementioned general meeting the appointment of Mr Germán de la Fuente as a new independent director was approved, filling the vacancy left by Mr Álvaro Cardoso de Souza as of the same date. The effectiveness of his appointment is subject to obtaining the corresponding regulatory approval.
àAmendment of the Bylaws
The aforementioned general meeting approved, subject to the applicable regulatory approval, the amendment of Articles 6, 12, 16, 19, 26, 29, 45, 48, 52, 58, 59, 59 bis of the Bylaws and the introduction of a new Article 64 bis, with the purpose of:
•conforming them to the amendments introduced in the Spanish Companies Act and introducing certain technical clarifications in relation to the right to know the identity of the ultimate beneficiary of the shares and the time at which newly issued shares are transferable, the directors' remuneration, the capital reductions, the convertible securities and the powers of the audit committee regarding the directors’ report and related party transactions;
•clarifying that the board can establish direct reporting lines from other executives to the board itself or to its committees;
•including the ability of the board of directors to appoint more than one vicesecretary and reflect this possibility in the regulation of the presiding committee of the general shareholders’ meeting;
•providing for the ability of directors to attend the meetings remotely if there are justified grounds as determined by the board or the chair of the meeting; and
•including a technical clarification regarding the distribution of dividends other than in cash or own funds instruments of the Bank, in accordance with the criteria of the European Banking Authority.
àAmendment of the rules and regulations of the general shareholders’ meeting
The general meeting also approved the amendment of Articles 6, 13, 17 and 19, the elimination of the Additional Provision and the introduction of a new Article 15 bis of the Rules and Regulations of the General Shareholders’ Meeting in order to conform the regulatory text to the amendments to the Bylaws approved by the general meeting and to the amendments introduced in the Spanish Companies Act regarding attendance at the meeting by distance means of communication, as well as to modify the minimum time that may be allocated to the shareholders presentations at the general meeting.

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àAmendment of the rules and regulations for the Board of Directors
On February 24, the Board approved, subject to the entry into force of the amendments to the Bylaws approved by the general meeting indicated above, the amendment of articles 3, 8, 13, 17, 19, 27 and 33 of the Rules and Regulations of the Board of Directors in order to conform them with the provisions of the Bylaws whose amendment was approved by the general meeting, to introduce a technical clarification regarding the term of office of directors appointed by co-option and to strengthen coordination between the audit committee and the responsible banking, sustainability and culture committee.

àChanges in the management structure
On 24 February the following changes in the group´s management structure were announced to accelerate digital transformation initiatives and sharpen operational to the best open financial services platform:
•The chair is responsible for the long-term strategy of the Group, including new tech digital growth engines, namely PagoNxt and the Digital Consumer Bank.
•Business units (regions and global businesses) continue reporting to the chief executive officer, as well as the chief financial officer and Investment Platforms & Corporate Investments. Additionally, he is responsible for Regulatory & Supervisory Relations and for embedding the sustainability policy of the Group in the day-to-day management of Group businesses and the support & control functions.
In line with the amendments to the Rules and Regulations of the Board of Directors and with governance best practice, the chief executive officer will report exclusively to the board.
Risk, Compliance and Internal Audit functions have free and unfettered access to the board and its committees, without prejudice to the regular reporting lines to the chair and chief executive officer.

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SANTANDER SHARE
In applying the shareholder remuneration policy for 2021, the second payment of remuneration against 2021 results was approved, which will be made in two parts:
•A gross cash dividend of EUR 5.15 cents per share, which will be paid from 2 May 2022.
•A second share buyback programme that will have a maximum amount of EUR 865 million, equivalent to 20% of the Group's underlying profit in the second half of 2021.
The repurchase programme will have the following characteristics:
•Expected duration from 15 March 2022 to 18 May 2022, however, the Bank reserves the right to terminate the buyback programme if, prior to its expiry date, the maximum monetary amount is reached or if any other circumstances so advise.
•The average purchase price of shares will not exceed EUR 4.12, corresponding to the tangible book value per share at 31 December 2021.
•The maximum number of shares that may be acquired will depend on the average price at which they are acquired, but will not exceed 10% of the Bank’s share capital.
As a result, total shareholder remuneration totalled around EUR 3.4 billion, equivalent to a share of approximately 40% of 2021 underlying attributable profit.

à Share price performance
The Santander share is listed in 5 markets, in Spain, Mexico and Poland as an ordinary share, in the US as an ADR and in the UK as a CDI.
The quarter began marked by the rapid spread of the Omicron variant, which dampened the IMF's optimism in economic recovery, worsened by the invasion of Ukraine, which led to significant risk aversion.
Concerns recording inflation have forced central banks to take action, despite the impact on economic growth:
•In Europe, the European Central Bank (ECB) will reduce its asset purchase programme at a faster pace with a view to ending it in the third quarter, when it could raise interest rates.
•The Bank of England (BoE) raised its base rate twice by 25 bps to 0.75%, at pre-pandemic levels.
•In the US, the Fed began its hikes raising rates by 25 bps to 0.5% and expects to announce the start of the reduction in the size of its balance sheet at an upcoming meeting.
•Finally, in Latin America, central bank hikes were more forceful, especially in Brazil, where the Selic stood at 11.75%, and Mexico, where the rate reached 6.5%.
In this environment, the Santander share ended the quarter with a 5.4% increase, a better performance than that of the main comparable indexes, helped by its very limited exposure to Russia and Ukraine, geographic diversification, good 2021 results and a positive performance of Latin American currencies.
The main global equity markets, which recorded strong volatility, ended the quarter with declines. The banking sector recorded an overall worse performance, affected by its different exposures to Russia. The DJ Stoxx Banks dropped 5.8% and the MSCI World Banks fell 1.3%, compared to the Ibex 35 3.1% decrease and the DJ Stoxx 50 2.8% decline.

Share price

START 31/12/2021	END 31/03/2022
€2.941	€3.100

Maximum 10/02/2022	Minimum 07/03/2022
€3.482	€2.490

Comparative share performance

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àMarket capitalization and trading
As at 31 March 2022, Santander was the second largest bank in the Eurozone by market capitalization and the 34th in the world among financial entities (EUR 53,756 million).
The share’s weighting in the DJ Stoxx Banks index was 7.2% and 12.7% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end March was 10.7%.
A total of 4,179 million shares were traded in the period for an effective value of EUR 12,896 million and a liquidity ratio of 24%.
The daily trading volume was 65.3 million shares with an effective value of EUR 202 million.

àShareholder base
The total number of Santander shareholders at 31 March 2022 was 3,975,210, of which 3,458,899 were European (75.67% of the capital stock) and 505,025 from the Americas (23.06% of the capital stock).
Excluding the board, which holds 1.06% of the Bank’s capital stock, retail shareholders account for 40.05% and institutional shareholders account for 58.89%.

Share capital distribution by geographic area
March 2022
The Americas	Europe	Other
23.06%	75.67%	1.27%

2nd	Bank in the Eurozone by market capitalization
EUR 53,756 million

The Santander share
March 2022

Shares and trading data
Shares (number)	17,340,641,302
Average daily turnover (number of shares)	65,289,381
Share liquidity (%)	24
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.72
Free float (%)	98.08

Share capital distribution by type of shareholder
March 2022

Institutions
58.89%

Board *
1.06%

Retail
40.05%

(*) Shares owned or represented by directors.

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2022 A P P E N D I X

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Group financial information

Net fee income. Consolidated
EUR million
	Q1'22	Q4'21	Change (%)	Q1'21	Change (%)
Fees from services	1,597	1,563	2.2	1,414	12.9
Wealth management and marketing of customer funds	923	898	2.8	852	8.3
Securities and custody	292	231	26.4	282	3.5
Net fee income	2,812	2,692	4.5	2,548	10.4

Underlying operating expenses. Consolidated
EUR million
	Q1'22	Q4'21	Change (%)	Q1'21	Change (%)
Staff costs	2,863	3,011	(4.9)	2,688	6.5
Other general administrative expenses	1,968	1,934	1.8	1,747	12.7
Information technology	565	586	(3.6)	495	14.1
Communications	100	102	(2.0)	97	3.1
Advertising	121	146	(17.1)	118	2.5
Buildings and premises	167	180	(7.2)	164	1.8
Printed and office material	23	24	(4.2)	19	21.1
Taxes (other than tax on profits)	141	164	(14.0)	140	0.7
Other expenses	851	732	16.3	714	19.2
Administrative expenses	4,831	4,945	(2.3)	4,435	8.9
Depreciation and amortization	704	692	1.7	683	3.1
Operating expenses	5,535	5,637	(1.8)	5,118	8.1

Operating means. Consolidated
	Employees			Branches
	Mar-22	Mar-21	Change	Mar-22	Mar-21	Change
Europe	60,943	67,189	(6,246)	3,217	4,108	(891)
Spain	26,095	27,788	(1,693)	1,950	2,608	(658)
United Kingdom	18,689	21,581	(2,892)	450	564	(114)
Portugal	5,009	6,245	(1,236)	389	438	(49)
Poland	9,764	10,306	(542)	420	490	(70)
Other	1,386	1,269	117	8	8	—
North America	43,874	39,727	4,147	1,859	1,947	(88)
US	15,544	15,991	(447)	488	571	(83)
Mexico	27,794	23,280	4,514	1,371	1,376	(5)
Other	536	456	80	—	—	—
South America	75,784	65,692	10,092	4,451	4,441	10
Brazil	53,865	43,384	10,481	3,606	3,591	15
Chile	10,235	10,769	(534)	314	335	(21)
Argentina	8,549	9,070	(521)	407	408	(1)
Other	3,135	2,469	666	124	107	17
Digital Consumer Bank	15,856	15,830	26	371	321	50
Corporate Centre	1,747	1,737	10
Total Group	198,204	190,175	8,029	9,898	10,817	(919)

Underlying net loan-loss provisions. Consolidated
EUR million
	Q1'22	Q4'21	Change (%)	Q1'21	Change (%)
Non-performing loans	2,409	1,918	25.6	2,299	4.8
Country-risk	1	1	—	(1)	—
Recovery of written-off assets	(309)	(456)	(32.2)	(306)	1.0
Net loan-loss provisions	2,101	1,463	43.6	1,992	5.5

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Mar-22	Mar-21	Absolute	%	Dec-21
Commercial bills	51,291	37,596	13,695	36.4	49,603
Secured loans	555,672	517,421	38,251	7.4	542,404
Other term loans	287,025	274,791	12,234	4.5	269,526
Finance leases	39,063	37,340	1,723	4.6	38,503
Receivable on demand	10,229	8,578	1,651	19.2	10,304
Credit cards receivable	21,429	17,106	4,323	25.3	20,397
Impaired assets	33,781	31,598	2,183	6.9	31,645
Gross loans and advances to customers (excl. reverse repos)	998,490	924,430	74,060	8.0	962,382
Reverse repos	37,033	38,734	(1,701)	(4.4)	33,264
Gross loans and advances to customers	1,035,523	963,164	72,359	7.5	995,646
Loan-loss allowances	24,026	23,404	622	2.7	22,964
Loans and advances to customers	1,011,497	939,760	71,737	7.6	972,682

Total funds. Consolidated
EUR million
			Change
	Mar-22	Mar-21	Absolute	%	Dec-21
Demand deposits	721,056	667,513	53,543	8.0	717,728
Time deposits	185,018	170,172	14,846	8.7	164,259
Mutual funds	190,940	169,634	21,306	12.6	188,096
Customer funds	1,097,014	1,007,319	89,695	8.9	1,070,083
Pension funds	15,266	15,767	(501)	(3.2)	16,078
Managed portfolios	32,518	27,715	4,803	17.3	31,138
Repos	51,746	45,169	6,577	14.6	36,357
Total funds	1,196,544	1,095,970	100,574	9.2	1,153,656

Eligible capital (phased-in) [1]. Consolidated
EUR million
			Change
	Mar-22	Mar-21	Absolute	%	Dec-21
Capital stock and reserves	119,514	115,830	3,684	3.2	114,806
Attributable profit	2,543	1,608	936	58.2	8,124
Dividends	(509)	(1,069)	560	(52.4)	(1,731)
Other retained earnings	(31,322)	(35,078)	3,756	(10.7)	(34,395)
Minority interests	7,252	6,789	464	6.8	6,736
Goodwill and intangible assets	(16,624)	(15,682)	(942)	6.0	(16,064)
Other deductions	(7,038)	(2,770)	(4,269)	154.1	(5,076)
Core CET1	73,817	69,627	4,189	6.0	72,402
Preferred shares and other eligible tier 1	9,101	9,103	(3)	—	10,050
Tier 1	82,917	78,731	4,186	5.3	82,452
Generic funds and eligible tier 2 instruments	15,213	12,819	2,394	18.7	14,865
Eligible capital	98,130	91,550	6,580	7.2	97,317
Risk-weighted assets	598,789	567,797	30,993	5.5	578,930

CET1 capital ratio	12.33	12.26	0.06		12.51
Tier 1 capital ratio	13.85	13.87	-0.02		14.24
Total capital ratio	16.39	16.12	0.26		16.81
(1) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

January - March 2022	55

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Financial information by segment

EUROPE					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	2,839	4.5	3.9	11.3	9.5
Net fee income	1,154	4.2	4.1	7.7	7.1
Gains (losses) on financial transactions (1)	199	6.7	7.0	(47.9)	(48.0)
Other operating income	113	—	—	127.2	124.3
Total income	4,305	9.9	9.5	6.2	4.9
Administrative expenses and amortizations	(2,060)	(3.1)	(3.6)	(0.6)	(2.0)
Net operating income	2,245	25.4	24.9	13.2	12.2
Net loan-loss provisions	(515)	23.8	25.1	(13.6)	(13.5)
Other gains (losses) and provisions	(236)	(45.9)	(46.4)	(5.4)	(5.4)
Profit before tax	1,494	59.3	58.1	31.3	29.2
Tax on profit	(422)	44.4	43.7	15.1	13.5
Profit from continuing operations	1,073	65.9	64.5	39.1	36.6
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,073	65.9	64.5	39.1	36.6
Non-controlling interests	(55)	206.1	206.0	—	—
Underlying profit attributable to the parent	1,018	61.9	60.5	32.3	29.9

Balance sheet
Loans and advances to customers	602,498	2.0	2.3	3.5	3.0
Cash, central banks and credit institutions	225,433	2.9	3.0	4.1	3.7
Debt instruments	67,635	0.8	1.1	(11.5)	(11.6)
Other financial assets	44,594	19.7	19.7	(6.6)	(6.7)
Other asset accounts	29,415	(1.3)	(1.2)	(13.2)	(13.5)
Total assets	969,576	2.7	3.0	1.4	0.9
Customer deposits	623,625	0.7	0.9	4.5	4.1
Central banks and credit institutions	166,622	6.6	6.7	1.8	1.1
Marketable debt securities	70,408	(4.4)	(4.1)	(20.1)	(20.5)
Other financial liabilities	50,082	29.4	29.4	(0.9)	(1.0)
Other liabilities accounts	11,129	1.8	2.1	(14.5)	(14.7)
Total liabilities	921,867	2.5	2.8	1.1	0.7
Total equity	47,709	6.3	6.6	7.2	6.7

Memorandum items:
Gross loans and advances to customers (2)	584,377	1.5	1.7	4.6	4.2
Customer funds	706,399	(0.8)	(0.5)	4.7	4.4
Customer deposits (3)	604,415	0.1	0.4	5.0	4.6
Mutual funds	101,984	(5.6)	(5.5)	3.1	3.0

Ratios (%), operating means and customers
Underlying RoTE	9.66	3.63		1.70
Efficiency ratio	47.8	(6.4)		(3.3)
NPL ratio	3.01	(0.11)		(0.26)
Total coverage ratio	49.06	(0.4)		(0.9)
Number of employees	60,943	—		(9.3)
Number of branches	3,217	(0.8)		(21.7)
Number of loyal customers (thousands)	10,342	0.1		4.1
Number of digital customers (thousands)	16,582	2.1		6.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

56	January - March 2022

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Financial information by segment

Spain			Q
EUR million
		/ Q4'21	/ Q1'21
Underlying income statement	Q1'22%		%
Net interest income	998	(3.0)	(7.1)
Net fee income	745	1.8	8.9
Gains (losses) on financial transactions (1)	130	(31.4)	(37.8)
Other operating income	148	—	46.9
Total income	2,021	9.9	(2.3)
Administrative expenses and amortizations	(972)	(6.5)	(4.3)
Net operating income	1,049	31.4	(0.3)
Net loan-loss provisions	(391)	(38.2)	(17.2)
Other gains (losses) and provisions	(139)	86.9	6.1
Profit before tax	519	468.5	15.6
Tax on profit	(154)	766.2	4.6
Profit from continuing operations	365	396.6	21.0
Net profit from discontinued operations	—	—	—
Consolidated profit	365	396.6	21.0
Non-controlling interests	—	—	(59.5)
Underlying profit attributable to the parent	365	396.9	20.9

Balance sheet
Loans and advances to customers	256,690	3.4	6.2
Cash, central banks and credit institutions	139,820	6.9	5.4
Debt instruments	31,423	4.6	(15.8)
Other financial assets	40,861	18.3	(8.2)
Other asset accounts	18,537	(0.7)	(12.7)
Total assets	487,332	5.4	2.0
Customer deposits	301,171	3.1	9.1
Central banks and credit institutions	88,610	6.5	(12.1)
Marketable debt securities	26,134	(8.6)	(14.7)
Other financial liabilities	44,117	29.8	(2.7)
Other liabilities accounts	6,002	15.5	2.5
Total liabilities	466,034	5.1	1.6
Total equity	21,298	12.1	12.9

Memorandum items:
Gross loans and advances to customers (2)	247,713	0.9	6.0
Customer funds	370,237	(0.2)	8.1
Customer deposits (3)	293,407	1.0	8.9
Mutual funds	76,830	(4.3)	5.1

Ratios (%), operating means and customers
Underlying RoTE	7.38	5.84	0.55
Efficiency ratio	48.1	(8.5)	(1.0)
NPL ratio	4.47	(0.25)	(0.51)
Total coverage ratio	50.4	(1.0)	2.4
Number of employees	26,095	0.3	(6.1)
Number of branches	1,950	(0.1)	(25.2)
Number of loyal customers (thousands)	2,777	0.2	3.0
Number of digital customers (thousands)	5,512	1.9	4.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2022	57

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Financial information by segment

United Kingdom					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	1,192	3.6	2.1	20.6	15.5
Net fee income	92	12.2	11.4	(23.3)	(26.6)
Gains (losses) on financial transactions (1)	6	—	—	—	—
Other operating income	1	(56.5)	(57.4)	(59.3)	(61.0)
Total income	1,291	5.3	3.9	17.5	12.5
Administrative expenses and amortizations	(672)	2.6	1.3	3.0	(1.3)
Net operating income	620	8.4	7.0	38.5	32.6
Net loan-loss provisions	(51)	—	—	181.6	169.7
Other gains (losses) and provisions	(66)	(64.8)	(65.6)	112.4	103.4
Profit before tax	503	(10.7)	(11.9)	26.2	20.9
Tax on profit	(127)	(12.7)	(13.7)	13.0	8.2
Profit from continuing operations	375	(10.0)	(11.3)	31.4	25.9
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	375	(10.0)	(11.3)	31.4	25.9
Non-controlling interests	—	—	—	—	—
Underlying profit attributable to the parent	375	(10.0)	(11.3)	31.4	25.9

Balance sheet
Loans and advances to customers	262,522	0.4	1.0	0.2	(0.6)
Cash, central banks and credit institutions	68,408	(5.6)	(5.1)	3.5	2.6
Debt instruments	6,610	(15.6)	(15.2)	(28.4)	(29.0)
Other financial assets	443	13.9	14.6	(44.3)	(44.8)
Other asset accounts	5,645	(0.4)	0.2	(16.8)	(17.5)
Total assets	343,628	(1.2)	(0.7)	(0.4)	(1.2)
Customer deposits	237,009	(2.4)	(1.8)	(1.9)	(2.7)
Central banks and credit institutions	45,088	2.2	2.8	55.5	54.2
Marketable debt securities	40,731	(0.2)	0.4	(22.6)	(23.3)
Other financial liabilities	3,220	25.9	26.5	2.0	1.2
Other liabilities accounts	1,998	(18.2)	(17.7)	(46.5)	(46.9)
Total liabilities	328,045	(1.4)	(0.8)	(0.6)	(1.4)
Total equity	15,583	2.9	3.4	4.9	4.0

Memorandum items:
Gross loans and advances to customers (2)	251,514	1.5	2.1	2.9	2.1
Customer funds	234,275	(1.5)	(0.9)	(0.5)	(1.3)
Customer deposits (3)	225,742	(1.3)	(0.8)	(0.6)	(1.4)
Mutual funds	8,532	(5.1)	(4.6)	2.2	1.3

Ratios (%), operating means and customers
Underlying RoTE	10.87	(1.10)		1.90
Efficiency ratio	52.0	(1.4)		(7.3)
NPL ratio	1.42	(0.01)		0.07
Total coverage ratio	26.1	0.4		(14.3)
Number of employees	18,689	—		(13.4)
Number of branches	450	—		(20.2)
Number of loyal customers (thousands)	4,425	(0.7)		3.5
Number of digital customers (thousands)	6,744	1.6		5.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

58	January - March 2022

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Financial information by segment

Portugal			Q
EUR million
		/ Q4'21	/ Q1'21
Underlying income statement	Q1'22%		%
Net interest income	170	(2.6)	(8.5)
Net fee income	122	5.1	23.1
Gains (losses) on financial transactions (1)	30	—	(80.0)
Other operating income	11	(0.6)	—
Total income	333	13.7	(20.8)
Administrative expenses and amortizations	(125)	(6.4)	(14.1)
Net operating income	207	30.7	(24.4)
Net loan-loss provisions	(8)	—	(77.4)
Other gains (losses) and provisions	15	—	—
Profit before tax	215	—	(5.1)
Tax on profit	(67)	(12.7)	(5.3)
Profit from continuing operations	148	7.0	(5.0)
Net profit from discontinued operations	—	—	—
Consolidated profit	148	7.0	(5.0)
Non-controlling interests	—	(19.7)	100.8
Underlying profit attributable to the parent	148	7.1	(5.1)

Balance sheet
Loans and advances to customers	39,123	(0.4)	2.3
Cash, central banks and credit institutions	10,026	3.5	31.5
Debt instruments	8,544	0.6	(8.3)
Other financial assets	1,434	(9.6)	(2.1)
Other asset accounts	1,252	3.5	(15.9)
Total assets	60,379	0.2	3.8
Customer deposits	43,036	1.6	7.4
Central banks and credit institutions	9,236	(2.1)	(3.8)
Marketable debt securities	2,619	(0.5)	4.8
Other financial liabilities	255	8.1	20.4
Other liabilities accounts	1,430	6.4	(19.1)
Total liabilities	56,576	1.0	4.5
Total equity	3,802	(10.4)	(4.9)

Memorandum items:
Gross loans and advances to customers (2)	40,117	(0.4)	2.1
Customer funds	47,132	0.9	7.9
Customer deposits (3)	43,036	1.6	7.4
Mutual funds	4,096	(5.6)	13.6

Ratios (%), operating means and customers
Underlying RoTE	14.99	1.62	(0.47)
Efficiency ratio	37.7	(8.1)	2.9
NPL ratio	3.42	(0.01)	(0.41)
Total coverage ratio	72.8	1.2	3.6
Number of employees	5,009	(1.2)	(19.8)
Number of branches	389	(1.0)	(11.2)
Number of loyal customers (thousands)	867	0.7	6.2
Number of digital customers (thousands)	1,019	1.9	5.0
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2022	59

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Financial information by segment

Poland					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	407	35.1	35.4	75.1	78.0
Net fee income	138	4.3	4.4	8.8	10.6
Gains (losses) on financial transactions (1)	13	(6.3)	(6.9)	(35.2)	(34.1)
Other operating income	(48)	—	—	57.8	60.4
Total income	511	11.0	11.2	46.2	48.6
Administrative expenses and amortizations	(166)	(7.6)	(7.4)	4.9	6.7
Net operating income	345	22.8	23.2	80.3	83.3
Net loan-loss provisions	(64)	61.9	61.3	(6.5)	(5.0)
Other gains (losses) and provisions	(46)	(69.6)	(69.4)	(36.9)	(35.9)
Profit before tax	236	158.1	158.4	362.9	370.5
Tax on profit	(69)	57.3	57.8	125.9	129.6
Profit from continuing operations	167	250.7	250.2	714.7	728.1
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	167	250.7	250.2	714.7	728.1
Non-controlling interests	(55)	226.5	226.5	989.2	—
Underlying profit attributable to the parent	112	263.8	263.2	625.5	637.3

Balance sheet
Loans and advances to customers	29,973	0.5	1.5	6.3	6.5
Cash, central banks and credit institutions	3,771	27.1	28.4	1.5	1.7
Debt instruments	14,230	(5.6)	(4.7)	0.7	0.9
Other financial assets	699	39.0	40.4	(29.6)	(29.5)
Other asset accounts	1,593	12.3	13.5	20.8	21.0
Total assets	50,267	1.0	2.0	4.0	4.2
Customer deposits	37,921	—	1.0	4.6	4.8
Central banks and credit institutions	4,220	26.6	27.9	62.2	62.5
Marketable debt securities	924	(42.9)	(42.3)	(60.1)	(60.0)
Other financial liabilities	1,049	51.6	53.1	13.2	13.4
Other liabilities accounts	1,259	(17.6)	(16.8)	6.7	6.9
Total liabilities	45,374	0.6	1.6	4.8	5.0
Total equity	4,893	4.2	5.2	(3.3)	(3.1)

Memorandum items:
Gross loans and advances to customers (2)	30,836	0.6	1.6	5.5	5.7
Customer funds	41,464	(2.0)	(1.0)	2.0	2.2
Customer deposits (3)	37,919	—	1.0	4.6	4.8
Mutual funds	3,544	(19.6)	(18.7)	(19.2)	(19.1)

Ratios (%), operating means and customers
Underlying RoTE	14.98	10.94		13.06
Efficiency ratio	32.5	(6.5)		(12.8)
NPL ratio	3.50	(0.11)		(1.32)
Total coverage ratio	78.5	4.6		8.2
Number of employees	9,764	0.5		(5.3)
Number of branches	420	(4.5)		(14.3)
Number of loyal customers (thousands)	2,271	1.2		5.7
Number of digital customers (thousands)	3,130	4.4		11.3
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

60	January - March 2022

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Financial information by segment

Other Europe
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	72	17.9	16.6	2.2	(0.4)
Net fee income	56	26.9	25.3	35.7	28.8
Gains (losses) on financial transactions (1)	21	915.8	—	14.4	4.5
Other operating income	—	—	—	—	—
Total income	149	50.3	48.6	25.9	20.0
Administrative expenses and amortizations	(125)	5.4	4.4	24.2	20.2
Net operating income	24	—	—	35.1	18.5
Net loan-loss provisions	(1)	—	—	(55.8)	(58.0)
Other gains (losses) and provisions	(1)	(95.2)	(95.4)	(49.2)	(49.3)
Profit before tax	22	—	—	67.2	41.6
Tax on profit	(5)	(40.3)	(39.4)	(14.6)	(23.0)
Profit from continuing operations	17	—	—	132.1	87.6
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	17	—	—	132.1	87.6
Non-controlling interests	—	—	—	(96.5)	(96.5)
Underlying profit attributable to the parent	17	—	—	67.2	43.0

Balance sheet
Loans and advances to customers	14,190	19.4	17.2	20.0	13.8
Cash, central banks and credit institutions	3,407	5.7	3.9	(46.9)	(49.8)
Debt instruments	6,829	21.5	21.5	5.9	5.2
Other financial assets	1,157	428.8	390.8	—	—
Other asset accounts	2,388	(15.4)	(15.9)	(22.1)	(23.9)
Total assets	27,971	17.7	16.2	0.8	(3.2)
Customer deposits	4,488	6.7	4.9	47.3	40.6
Central banks and credit institutions	19,468	20.6	19.2	(9.9)	(13.5)
Marketable debt securities	—	—	—	—	—
Other financial liabilities	1,441	17.6	15.9	63.1	56.7
Other liabilities accounts	440	5.6	5.5	(7.5)	(7.6)
Total liabilities	25,838	17.5	16.0	(0.7)	(4.6)
Total equity	2,133	20.0	18.1	23.4	18.1

Memorandum items:
Gross loans and advances to customers (2)	14,197	19.3	17.1	19.9	13.7
Customer funds	13,292	(5.4)	(5.9)	7.2	6.0
Customer deposits (3)	4,310	7.1	5.2	50.2	43.0
Mutual funds	8,982	(10.4)	(10.4)	(5.7)	(5.7)

Resources
Number of employees	1,386	(4.7)		9.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2022	61

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Financial information by segment

NORTH AMERICA					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	2,131	2.2	(0.1)	8.1	0.9
Net fee income	443	11.7	9.3	(1.8)	(8.2)
Gains (losses) on financial transactions (1)	81	237.2	244.4	(17.5)	(23.0)
Other operating income	139	(22.7)	(22.7)	(35.1)	(39.7)
Total income	2,795	4.0	1.9	2.2	(4.6)
Administrative expenses and amortizations	(1,260)	(6.6)	(8.8)	9.7	2.6
Net operating income	1,535	14.8	12.8	(3.3)	(9.8)
Net loan-loss provisions	(439)	281.8	294.0	11.6	4.4
Other gains (losses) and provisions	(46)	(52.2)	(54.5)	129.8	114.6
Profit before tax	1,050	(6.8)	(8.6)	(10.5)	(16.7)
Tax on profit	(236)	(0.7)	(2.4)	(17.9)	(23.4)
Profit from continuing operations	815	(8.4)	(10.2)	(8.1)	(14.5)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	815	(8.4)	(10.2)	(8.1)	(14.5)
Non-controlling interests	(8)	(94.3)	(94.4)	(93.8)	(94.2)
Underlying profit attributable to the parent	806	8.7	6.6	7.5	—

Balance sheet
Loans and advances to customers	145,838	6.1	3.5	18.9	11.8
Cash, central banks and credit institutions	36,811	5.6	2.8	17.2	10.1
Debt instruments	39,217	1.9	(1.5)	1.4	(5.5)
Other financial assets	11,328	(9.8)	(12.9)	(6.2)	(12.7)
Other asset accounts	22,032	3.0	0.6	1.4	(4.4)
Total assets	255,227	4.3	1.5	12.6	5.7
Customer deposits	139,565	14.4	11.4	16.2	9.2
Central banks and credit institutions	28,255	(19.6)	(21.9)	23.0	14.7
Marketable debt securities	38,291	0.6	(1.7)	0.3	(5.5)
Other financial liabilities	15,077	2.9	(0.8)	9.6	1.9
Other liabilities accounts	6,431	3.8	1.0	9.4	2.5
Total liabilities	227,619	5.4	2.5	13.3	6.3
Total equity	27,607	(3.8)	(6.2)	7.3	1.0

Memorandum items:
Gross loans and advances to customers (2)	141,391	5.4	2.8	15.1	8.2
Customer funds	145,866	6.3	3.4	14.6	7.6
Customer deposits (3)	119,404	7.6	4.7	14.2	7.3
Mutual funds	26,462	1.0	(2.1)	16.7	9.1

Ratios (%), operating means and customers
Underlying RoTE	12.51	0.53		(1.39)
Efficiency ratio	45.1	(5.1)		3.1
NPL ratio	2.83	0.41		0.45
Total coverage ratio	110.5	(24.4)		(42.9)
Number of employees	43,874	0.6		10.4
Number of branches	1,859	—		(4.5)
Number of loyal customers (thousands)	4,363	2.1		7.1
Number of digital customers (thousands)	6,888	1.7		8.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

62	January - March 2022

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Financial information by segment

United States					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	1,378	1.6	(0.1)	5.2	(2.1)
Net fee income	197	11.7	10.5	(18.3)	(23.9)
Gains (losses) on financial transactions (1)	67	139.3	139.5	(3.9)	(10.5)
Other operating income	169	(19.6)	(20.0)	(33.3)	(37.9)
Total income	1,811	2.3	0.8	(3.4)	(10.0)
Administrative expenses and amortizations	(798)	(6.2)	(7.9)	6.7	(0.6)
Net operating income	1,013	10.1	8.9	(10.1)	(16.3)
Net loan-loss provisions	(256)	—	—	54.6	44.0
Other gains (losses) and provisions	(19)	(82.4)	(83.3)	32.9	23.8
Profit before tax	738	(12.3)	(13.5)	(22.1)	(27.4)
Tax on profit	(155)	(18.1)	(19.2)	(31.7)	(36.4)
Profit from continuing operations	583	(10.6)	(11.8)	(19.0)	(24.6)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	583	(10.6)	(11.8)	(19.0)	(24.6)
Non-controlling interests	—	(100.0)	(100.0)	(100.0)	(100.0)
Underlying profit attributable to the parent	583	12.3	11.0	(2.4)	(9.1)

Balance sheet
Loans and advances to customers	109,292	5.5	3.5	19.1	12.7
Cash, central banks and credit institutions	23,477	(2.3)	(4.2)	10.7	4.7
Debt instruments	16,831	3.0	1.0	11.1	5.1
Other financial assets	4,789	12.5	10.3	33.6	26.5
Other asset accounts	17,986	2.0	—	0.7	(4.7)
Total assets	172,375	4.0	2.0	15.2	9.0
Customer deposits	99,689	19.9	17.6	19.2	12.8
Central banks and credit institutions	12,435	(43.3)	(44.4)	44.6	36.8
Marketable debt securities	31,322	(0.5)	(2.4)	(0.7)	(6.0)
Other financial liabilities	4,979	23.3	21.0	35.3	28.0
Other liabilities accounts	4,368	5.5	3.5	25.7	18.9
Total liabilities	152,792	5.6	3.6	16.7	10.4
Total equity	19,582	(7.1)	(8.8)	5.0	(0.7)

Memorandum items:
Gross loans and advances to customers (2)	104,127	4.4	2.4	13.9	7.8
Customer funds	98,564	7.3	5.3	15.3	9.1
Customer deposits (3)	84,963	9.2	7.2	14.6	8.5
Mutual funds	13,601	(3.5)	(5.3)	19.3	12.9

Ratios (%), operating means and customers
Underlying RoTE	12.44	1.15		(2.67)
Efficiency ratio	44.1	(4.0)		4.2
NPL ratio	2.75	0.42		0.64
Total coverage ratio	122.2	(28.1)		(61.0)
Number of employees	15,544	(0.8)		(2.8)
Number of branches	488	—		(14.5)
Number of loyal customers (thousands)	361	(4.6)		(6.2)
Number of digital customers (thousands)	1,043	0.7		(0.1)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2022	63

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Financial information by segment

Mexico					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	753	3.2	—	13.9	6.9
Net fee income	245	16.4	12.9	20.4	12.9
Gains (losses) on financial transactions (1)	13	—	—	(54.2)	(57.0)
Other operating income	(30)	13.9	10.8	(14.1)	(19.4)
Total income	982	7.8	4.6	14.4	7.3
Administrative expenses and amortizations	(432)	(7.3)	(10.2)	15.9	8.8
Net operating income	549	23.6	20.1	13.2	6.2
Net loan-loss provisions	(183)	25.4	22.3	(19.6)	(24.5)
Other gains (losses) and provisions	(26)	305.8	292.1	408.4	377.0
Profit before tax	340	16.5	12.9	34.6	26.3
Tax on profit	(83)	67.8	63.1	35.6	27.2
Profit from continuing operations	257	6.1	2.8	34.3	26.0
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	257	6.1	2.8	34.3	26.0
Non-controlling interests	(9)	(40.7)	(42.4)	(40.3)	(44.0)
Underlying profit attributable to the parent	249	9.1	5.6	40.3	31.7

Balance sheet
Loans and advances to customers	36,540	7.9	3.3	18.2	9.2
Cash, central banks and credit institutions	13,144	24.1	18.7	31.7	21.7
Debt instruments	22,386	1.0	(3.3)	(4.9)	(12.1)
Other financial assets	6,538	(21.2)	(24.6)	(23.0)	(28.8)
Other asset accounts	3,780	8.8	4.1	4.5	(3.4)
Total assets	82,387	5.1	0.6	7.6	(0.5)
Customer deposits	39,864	2.7	(1.7)	9.4	1.1
Central banks and credit institutions	15,767	19.4	14.3	9.8	1.5
Marketable debt securities	6,969	5.9	1.4	4.8	(3.1)
Other financial liabilities	10,067	(4.7)	(8.8)	0.1	(7.5)
Other liabilities accounts	2,044	1.1	(3.2)	(14.4)	(20.9)
Total liabilities	74,711	5.0	0.4	6.9	(1.2)
Total equity	7,676	6.6	2.0	15.6	6.8

Memorandum items:
Gross loans and advances to customers (2)	37,257	8.5	3.8	18.5	9.5
Customer funds	47,291	4.3	(0.2)	13.3	4.7
Customer deposits (3)	34,430	3.6	(0.8)	13.0	4.4
Mutual funds	12,860	6.2	1.6	14.0	5.4

Ratios (%), operating means and customers
Underlying RoTE	14.71	0.04		2.29
Efficiency ratio	44.0	(7.2)		0.6
NPL ratio	3.09	0.36		(0.12)
Total coverage ratio	79.5	(15.5)		(16.0)
Number of employees	27,794	1.9		19.4
Number of branches	1,371	—		(0.4)
Number of loyal customers (thousands)	4,002	2.7		8.5
Number of digital customers (thousands)	5,668	2.2		10.0
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

64	January - March 2022

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Financial information by segment

Other North America
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	—	92.1	92.1	675.7	675.7
Net fee income	1	(91.2)	(91.2)	(86.9)	(86.9)
Gains (losses) on financial transactions (1)	1	—	—	298.5	298.5
Other operating income	—	(91.8)	(91.8)	(92.4)	(92.4)
Total income	2	(68.1)	(68.1)	(16.2)	(16.2)
Administrative expenses and amortizations	(30)	(9.7)	(9.7)	6.2	6.2
Net operating income	(28)	1.9	1.9	8.0	8.0
Net loan-loss provisions	—	—	—	—	—
Other gains (losses) and provisions	—	—	—	(67.5)	(67.5)
Profit before tax	(28)	328.5	437.1	7.3	7.3
Tax on profit	2	76.9	76.9	121.6	121.6
Profit from continuing operations	(26)	376.9	528.6	3.5	3.5
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(26)	376.9	528.6	3.5	3.5
Non-controlling interests	—	—	—	(46.4)	(46.4)
Underlying profit attributable to the parent	(26)	322.2	437.4	3.9	3.9

Balance sheet
Loans and advances to customers	7	(66.6)	(66.6)	(58.2)	(58.2)
Cash, central banks and credit institutions	191	(17.4)	(17.4)	(13.3)	(13.3)
Debt instruments	—	—	—	—	—
Other financial assets	—	27.6	27.6	(64.9)	(64.9)
Other asset accounts	267	(5.3)	(5.3)	4.5	4.5
Total assets	465	(12.8)	(12.8)	(5.6)	(5.6)
Customer deposits	12	7.6	7.6	(2.6)	(2.6)
Central banks and credit institutions	53	109.8	109.8	—	—
Marketable debt securities	—	—	—	—	—
Other financial liabilities	32	(41.5)	(41.5)	16.3	16.3
Other liabilities accounts	19	(40.1)	(40.1)	14.8	14.8
Total liabilities	116	(5.5)	(5.5)	91.5	91.5
Total equity	348	(15.0)	(15.0)	(19.3)	(19.3)

Memorandum items:
Gross loans and advances to customers (2)	7	(65.7)	(65.7)	(59.4)	(59.4)
Customer funds	12	7.6	7.6	(2.6)	(2.6)
Customer deposits (3)	12	7.6	7.6	(2.6)	(2.6)
Mutual funds	—	—	—	—	—

Resources
Number of employees	536	(18.2)		17.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2022	65

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Financial information by segment

SOUTH AMERICA					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	3,037	(0.9)	(7.2)	18.1	10.0
Net fee income	1,013	1.8	(4.5)	20.3	11.1
Gains (losses) on financial transactions (1)	225	77.8	69.0	9.8	4.0
Other operating income	(80)	(42.5)	(43.3)	(3.2)	1.5
Total income	4,195	3.6	(3.0)	18.7	10.1
Administrative expenses and amortizations	(1,484)	1.4	(4.3)	21.8	15.6
Net operating income	2,711	4.9	(2.2)	17.0	7.4
Net loan-loss provisions	(999)	15.2	6.6	46.1	33.3
Other gains (losses) and provisions	(151)	(6.9)	(11.4)	14.1	7.6
Profit before tax	1,561	0.5	(6.3)	4.0	(4.6)
Tax on profit	(509)	(8.5)	(15.4)	(14.9)	(23.5)
Profit from continuing operations	1,052	5.4	(1.1)	16.6	8.4
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,052	5.4	(1.1)	16.6	8.4
Non-controlling interests	(153)	6.6	0.6	15.7	11.1
Underlying profit attributable to the parent	900	5.3	(1.4)	16.8	8.0

Balance sheet
Loans and advances to customers	142,061	14.6	(0.5)	22.9	8.8
Cash, central banks and credit institutions	49,929	15.8	1.1	13.3	(3.3)
Debt instruments	60,299	17.2	0.5	25.5	5.9
Other financial assets	19,144	(19.6)	(29.6)	32.9	22.2
Other asset accounts	18,198	17.5	1.7	21.2	4.3
Total assets	289,632	12.3	(2.5)	22.2	6.4
Customer deposits	136,530	13.3	(1.4)	22.3	7.1
Central banks and credit institutions	45,488	2.6	(11.4)	(0.3)	(14.2)
Marketable debt securities	31,976	36.3	17.8	52.5	35.5
Other financial liabilities	41,484	2.5	(11.5)	31.6	13.1
Other liabilities accounts	10,484	21.8	5.7	39.4	19.9
Total liabilities	265,962	12.0	(2.8)	22.4	6.6
Total equity	23,670	15.9	0.9	19.1	4.0

Memorandum items:
Gross loans and advances to customers (2)	148,963	15.5	0.3	23.6	9.4
Customer funds	184,264	13.6	(1.4)	22.6	6.7
Customer deposits (3)	124,154	12.0	(2.2)	20.4	6.2
Mutual funds	60,110	17.1	0.2	27.3	7.7

Ratios (%), operating means and customers
Underlying RoTE	19.83	(0.78)		0.57
Efficiency ratio	35.4	(0.8)		0.9
NPL ratio	5.05	0.55		0.75
Total coverage ratio	92.2	(6.1)		(6.2)
Number of employees	75,784	1.1		15.4
Number of branches	4,451	(0.4)		0.2
Number of loyal customers (thousands)	10,960	3.1		21.1
Number of digital customers (thousands)	24,899	4.9		15.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

66	January - March 2022

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Financial information by segment

Brazil					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	2,143	2.5	(6.2)	20.5	6.8
Net fee income	743	5.9	(3.0)	17.5	4.1
Gains (losses) on financial transactions (1)	90	87.4	71.1	(28.9)	(37.0)
Other operating income	43	—	—	—	—
Total income	3,019	7.9	(1.2)	19.8	6.2
Administrative expenses and amortizations	(930)	6.8	(2.1)	28.6	14.0
Net operating income	2,089	8.4	(0.7)	16.3	3.1
Net loan-loss provisions	(852)	15.9	6.1	55.2	37.6
Other gains (losses) and provisions	(114)	11.1	1.8	18.8	5.3
Profit before tax	1,123	3.1	(5.6)	(2.5)	(13.6)
Tax on profit	(423)	(9.1)	(16.8)	(20.0)	(29.1)
Profit from continuing operations	700	12.2	2.7	12.4	(0.4)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	700	12.2	2.7	12.4	(0.4)
Non-controlling interests	(73)	17.3	7.4	16.1	2.9
Underlying profit attributable to the parent	627	11.6	2.2	12.0	(0.7)

Balance sheet
Loans and advances to customers	86,194	17.9	(1.5)	34.8	7.4
Cash, central banks and credit institutions	36,053	26.9	6.1	16.0	(7.6)
Debt instruments	44,173	19.1	(0.5)	22.2	(2.7)
Other financial assets	8,064	(20.4)	(33.5)	33.1	6.0
Other asset accounts	13,092	21.7	1.7	27.7	1.7
Total assets	187,575	17.6	(1.7)	27.2	1.3
Customer deposits	87,451	17.4	(1.9)	30.9	4.3
Central banks and credit institutions	28,389	2.6	(14.3)	(6.0)	(25.2)
Marketable debt securities	22,013	60.2	33.9	91.2	52.3
Other financial liabilities	28,481	11.7	(6.7)	31.0	4.3
Other liabilities accounts	5,815	10.1	(8.0)	15.2	(8.3)
Total liabilities	172,149	17.4	(1.9)	27.2	1.3
Total equity	15,426	20.7	0.9	26.9	1.0

Memorandum items:
Gross loans and advances to customers (2)	91,440	19.4	(0.2)	36.1	8.4
Customer funds	122,533	16.6	(2.6)	29.9	3.4
Customer deposits (3)	75,286	16.0	(3.1)	28.9	2.7
Mutual funds	47,248	17.5	(1.8)	31.4	4.7

Ratios (%), operating means and customers
Underlying RoTE	20.98	0.09		(0.41)
Efficiency ratio	30.8	(0.3)		2.1
NPL ratio	5.68	0.80		1.26
Total coverage ratio	101.1	(10.1)		(15.4)
Number of employees	53,865	1.9		24.2
Number of branches	3,606	(0.2)		0.4
Number of loyal customers (thousands)	8,337	3.7		26.7
Number of digital customers (thousands)	19,633	7.0		18.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2022	67

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Financial information by segment

Chile					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	483	(4.8)	(8.4)	(2.8)	1.0
Net fee income	112	12.1	7.8	18.1	22.6
Gains (losses) on financial transactions (1)	65	207.9	185.8	100.9	108.6
Other operating income	(10)	44.1	31.0	(0.1)	3.8
Total income	650	4.6	0.6	5.9	9.9
Administrative expenses and amortizations	(234)	0.7	(3.3)	(0.7)	3.1
Net operating income	416	6.9	2.9	10.0	14.2
Net loan-loss provisions	(95)	25.9	20.0	(5.5)	(1.9)
Other gains (losses) and provisions	1	—	—	—	—
Profit before tax	322	7.4	3.5	16.6	21.1
Tax on profit	(55)	17.9	11.6	—	3.8
Profit from continuing operations	267	5.5	1.9	20.7	25.3
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	267	5.5	1.9	20.7	25.3
Non-controlling interests	(80)	(0.2)	(3.5)	15.2	19.6
Underlying profit attributable to the parent	188	8.1	4.4	23.2	27.9

Balance sheet
Loans and advances to customers	41,930	10.8	0.4	2.9	6.6
Cash, central banks and credit institutions	7,828	15.6	4.7	25.0	29.5
Debt instruments	10,032	(8.4)	(17.0)	13.1	17.2
Other financial assets	10,973	(18.5)	(26.2)	34.5	39.4
Other asset accounts	3,103	5.5	(4.4)	(0.1)	3.6
Total assets	73,866	2.6	(7.0)	10.0	14.0
Customer deposits	31,375	6.3	(3.7)	3.1	6.8
Central banks and credit institutions	12,176	0.6	(8.9)	7.1	10.9
Marketable debt securities	9,481	2.3	(7.3)	2.2	5.9
Other financial liabilities	11,911	(13.9)	(22.0)	32.6	37.4
Other liabilities accounts	3,599	41.5	28.2	100.1	107.3
Total liabilities	68,542	1.9	(7.7)	10.8	14.8
Total equity	5,324	13.2	2.6	0.7	4.4

Memorandum items:
Gross loans and advances to customers (2)	43,153	10.8	0.5	2.6	6.3
Customer funds	39,453	4.2	(5.5)	(0.4)	3.2
Customer deposits (3)	31,164	5.7	(4.2)	2.6	6.3
Mutual funds	8,289	(0.9)	(10.2)	(10.3)	(7.1)

Ratios (%), operating means and customers
Underlying RoTE	21.36	(0.56)		4.17
Efficiency ratio	36.0	(1.4)		(2.4)
NPL ratio	4.70	0.27		(0.04)
Total coverage ratio	60.7	(2.6)		(2.7)
Number of employees	10,235	(3.2)		(5.0)
Number of branches	314	(3.7)		(6.3)
Number of loyal customers (thousands)	831	(0.2)		6.6
Number of digital customers (thousands)	1,996	(1.0)		15.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

68	January - March 2022

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Financial information by segment

Argentina					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	300	(16.9)	(14.5)	47.8	68.8
Net fee income	121	(18.8)	(16.3)	63.3	86.5
Gains (losses) on financial transactions (1)	52	33.3	35.5	63.3	86.4
Other operating income	(109)	26.9	30.8	129.1	161.6
Total income	364	(21.4)	(19.2)	39.3	59.1
Administrative expenses and amortizations	(217)	(13.9)	(11.7)	27.0	45.0
Net operating income	147	(30.3)	(28.1)	62.5	85.5
Net loan-loss provisions	(39)	(25.4)	(23.0)	179.1	218.7
Other gains (losses) and provisions	(38)	(10.3)	(8.1)	10.4	26.1
Profit before tax	71	(39.7)	(37.7)	66.2	89.7
Tax on profit	(11)	(54.4)	(52.0)	—	—
Profit from continuing operations	60	(36.0)	(34.1)	33.4	52.3
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	60	(36.0)	(34.1)	33.4	52.3
Non-controlling interests	—	(67.1)	(66.1)	(24.9)	(14.3)
Underlying profit attributable to the parent	59	(35.8)	(33.8)	33.7	52.7

Balance sheet
Loans and advances to customers	5,481	5.9	12.3	27.2	45.2
Cash, central banks and credit institutions	2,779	(47.0)	(43.8)	(23.8)	(13.0)
Debt instruments	4,312	217.6	236.8	167.7	205.7
Other financial assets	30	(67.2)	(65.2)	(53.6)	(47.0)
Other asset accounts	1,042	7.8	14.3	26.0	43.9
Total assets	13,644	6.3	12.7	30.4	48.9
Customer deposits	9,893	7.9	14.4	31.6	50.2
Central banks and credit institutions	523	(19.4)	(14.5)	(36.4)	(27.4)
Marketable debt securities	182	(11.0)	(5.6)	172.5	211.1
Other financial liabilities	927	(8.5)	(3.0)	33.0	51.9
Other liabilities accounts	585	31.9	39.9	80.5	106.1
Total liabilities	12,109	5.5	11.9	28.4	46.7
Total equity	1,535	13.4	20.3	48.7	69.8

Memorandum items:
Gross loans and advances to customers (2)	5,747	5.4	11.7	26.5	44.4
Customer funds	13,364	12.4	19.2	40.7	60.6
Customer deposits (3)	9,893	7.9	14.4	31.6	50.2
Mutual funds	3,471	27.6	35.2	75.2	100.1

Ratios (%), operating means and customers
Underlying RoTE	18.33	(14.01)		(1.74)
Efficiency ratio	59.6	5.2		(5.8)
NPL ratio	3.21	(0.41)		0.89
Total coverage ratio	161.7	7.8		(70.7)
Number of employees	8,549	(0.8)		(5.7)
Number of branches	407	(1.0)		(0.2)
Number of loyal customers (thousands)	1,613	1.3		4.1
Number of digital customers (thousands)	2,653	(2.8)		(1.3)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

Other South America
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	111	5.4	1.3	20.3	14.7
Net fee income	38	(17.6)	(20.3)	(8.6)	(12.3)
Gains (losses) on financial transactions (1)	18	(1.7)	(6.6)	29.1	25.7
Other operating income	(5)	14.9	12.9	(35.5)	(36.4)
Total income	162	(2.0)	(5.8)	15.6	10.5
Administrative expenses and amortizations	(104)	(5.8)	(8.2)	15.7	12.1
Net operating income	59	5.8	(1.4)	15.4	7.7
Net loan-loss provisions	(13)	196.7	184.0	(35.4)	(37.8)
Other gains (losses) and provisions	(1)	(78.2)	(78.4)	(10.6)	(16.0)
Profit before tax	45	(5.0)	(12.1)	51.4	38.1
Tax on profit	(20)	(0.9)	(6.1)	21.8	16.6
Profit from continuing operations	25	(8.0)	(16.3)	86.9	61.4
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	25	(8.0)	(16.3)	86.9	61.4
Non-controlling interests	—	—	—	(47.6)	(47.9)
Underlying profit attributable to the parent	25	(5.2)	(14.0)	84.7	59.9

Balance sheet
Loans and advances to customers	8,456	8.2	(1.7)	28.7	18.5
Cash, central banks and credit institutions	3,270	20.3	10.0	7.0	(3.3)
Debt instruments	1,782	(13.5)	(21.2)	23.9	10.8
Other financial assets	77	(35.6)	(39.0)	(36.4)	(38.9)
Other asset accounts	962	16.2	12.1	16.2	12.1
Total assets	14,547	7.4	(1.9)	21.1	10.9
Customer deposits	7,811	6.6	(3.6)	14.2	2.3
Central banks and credit institutions	4,400	13.2	4.0	36.9	30.4
Marketable debt securities	301	17.9	6.8	164.1	147.2
Other financial liabilities	165	22.9	16.0	60.4	50.9
Other liabilities accounts	485	42.7	31.1	39.4	27.3
Total liabilities	13,161	10.2	0.3	24.0	13.2
Total equity	1,385	(13.0)	(18.3)	(0.8)	(6.9)

Memorandum items:
Gross loans and advances to customers (2)	8,623	8.3	(1.7)	28.4	18.1
Customer funds	8,914	20.8	9.3	29.6	16.0
Customer deposits (3)	7,811	6.6	(3.6)	14.2	2.3
Mutual funds	1,103	—	—	—	—

Resources
Number of employees	3,135	7.9		27.0
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

DIGITAL CONSUMER BANK					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	1,020	0.6	0.4	2.4	1.6
Net fee income	206	0.8	0.7	9.3	9.2
Gains (losses) on financial transactions (1)	—	(88.7)	(88.9)	(97.7)	(97.7)
Other operating income	86	1.9	1.1	68.6	63.3
Total income	1,312	0.6	0.4	5.5	4.6
Administrative expenses and amortizations	(645)	7.5	7.3	7.4	6.8
Net operating income	667	(5.3)	(5.5)	3.7	2.6
Net loan-loss provisions	(148)	89.4	89.9	(10.9)	(11.2)
Other gains (losses) and provisions	(17)	(76.9)	(76.8)	(44.6)	(45.1)
Profit before tax	502	(9.0)	(9.4)	12.5	10.9
Tax on profit	(111)	(7.7)	(8.2)	(5.1)	(6.0)
Profit from continuing operations	391	(9.4)	(9.7)	18.7	16.9
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	391	(9.4)	(9.7)	18.7	16.9
Non-controlling interests	(109)	42.2	42.0	36.4	36.2
Underlying profit attributable to the parent	282	(20.5)	(20.9)	13.0	10.8

Balance sheet
Loans and advances to customers	114,198	0.2	—	1.2	0.8
Cash, central banks and credit institutions	17,623	(19.2)	(19.4)	4.2	3.7
Debt instruments	5,290	0.2	(0.1)	(11.0)	(11.2)
Other financial assets	100	111.9	112.1	156.6	155.7
Other asset accounts	7,335	5.7	5.7	15.0	14.3
Total assets	144,547	(2.3)	(2.6)	1.7	1.3
Customer deposits	56,907	2.9	2.5	6.7	6.2
Central banks and credit institutions	36,910	(1.8)	(1.9)	(0.3)	(0.8)
Marketable debt securities	32,000	(12.8)	(13.0)	(5.0)	(5.4)
Other financial liabilities	1,536	10.0	9.9	(0.2)	(0.5)
Other liabilities accounts	4,470	(2.1)	(2.2)	13.8	13.5
Total liabilities	131,823	(2.8)	(3.0)	1.8	1.3
Total equity	12,724	2.6	2.1	1.2	0.5

Memorandum items:
Gross loans and advances to customers (2)	116,798	0.2	(0.1)	1.0	0.5
Customer funds	59,291	2.5	2.2	9.6	9.1
Customer deposits (3)	56,907	2.9	2.5	6.7	6.2
Mutual funds	2,384	(4.5)	(4.5)	206.0	206.0

Ratios (%), operating means and customers
Underlying RoTE	12.60	(2.39)		2.26
Efficiency ratio	49.2	3.1		0.9
NPL ratio	2.27	0.14		0.04
Total coverage ratio	99.4	(8.4)		(12.0)
Number of employees	15,856	0.1		0.2
Number of branches	371	20.1		15.6
Number of total customers (thousands)	19,181	(1.3)		(0.5)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

CORPORATE CENTRE					Q
EUR million
Underlying income statement	Q1'22	Q4'21%		Q1'21%
Net interest income	(172)	(165)	4.2	(133)	29.2
Net fee income	(3)	(12)	(74.0)	(5)	(36.7)
Gains (losses) on financial transactions (1)	(119)	5	—	(44)	169.4
Other operating income	(7)	(5)	45.3	3	—
Total income	(301)	(177)	69.6	(179)	68.1
Administrative expenses and amortizations	(87)	(97)	(10.2)	(79)	10.1
Net operating income	(388)	(274)	41.4	(258)	50.3
Net loan-loss provisions	(1)	13	—	(154)	(99.2)
Other gains (losses) and provisions	(48)	(82)	(41.6)	(33)	47.0
Profit before tax	(437)	(343)	27.4	(445)	(1.7)
Tax on profit	(25)	40	—	42	—
Profit from continuing operations	(462)	(303)	52.4	(402)	14.9
Net profit from discontinued operations	—	—	(100.0)	—	—
Consolidated profit	(462)	(303)	52.4	(402)	14.9
Non-controlling interests	—	—	—	—	(99.3)
Underlying profit attributable to the parent	(462)	(303)	52.3	(402)	15.0

Balance sheet
Loans and advances to customers	6,901	6,787	1.7	6,632	4.1
Cash, central banks and credit institutions	87,582	88,918	(1.5)	89,695	(2.4)
Debt instruments	5,000	1,555	221.5	1,450	244.9
Other financial assets	2,261	2,203	2.6	2,005	12.8
Other asset accounts	132,306	116,007	14.1	119,024	11.2
Total assets	234,051	215,470	8.6	218,806	7.0
Customer deposits	1,193	1,042	14.5	974	22.4
Central banks and credit institutions	57,936	53,061	9.2	62,315	(7.0)
Marketable debt securities	75,134	74,302	1.1	64,354	16.8
Other financial liabilities	947	431	119.6	1,085	(12.7)
Other liabilities accounts	8,162	7,113	14.7	8,106	0.7
Total liabilities	143,371	135,950	5.5	136,834	4.8
Total equity	90,679	79,520	14.0	81,972	10.6

Memorandum items:
Gross loans and advances to customers (2)	6,962	6,813	2.2	6,972	(0.1)
Customer funds	1,193	1,042	14.5	992	20.3
Customer deposits (3)	1,193	1,042	14.5	974	22.4
Mutual funds	—	—	—	18	(100.0)

Resources
Number of employees	1,747	1,724	1.3	1,737	0.6
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

RETAIL BANKING					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	8,094	1.6	(1.5)	11.1	5.9
Net fee income	1,816	0.8	(2.1)	5.5	1.1
Gains (losses) on financial transactions (1)	53	(79.7)	(79.9)	(77.0)	(77.3)
Other operating income	132	—	—	10.2	(5.6)
Total income	10,095	1.8	(1.2)	7.9	2.9
Administrative expenses and amortizations	(4,399)	(0.7)	(3.0)	6.4	2.7
Net operating income	5,695	3.9	0.3	9.1	3.1
Net loan-loss provisions	(2,111)	52.5	46.1	18.4	12.4
Other gains (losses) and provisions	(425)	(44.0)	(45.1)	6.8	4.4
Profit before tax	3,159	(5.4)	(8.7)	4.0	(2.5)
Tax on profit	(848)	(15.4)	(19.0)	(15.6)	(21.6)
Profit from continuing operations	2,311	(1.2)	(4.2)	13.6	7.1
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	2,311	(1.2)	(4.2)	13.6	7.1
Non-controlling interests	(256)	(26.3)	(28.5)	(16.5)	(19.8)
Underlying profit attributable to the parent	2,055	3.2	—	18.9	11.7
(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	786	0.1	(2.0)	13.8	10.5
Net fee income	521	23.6	21.4	12.9	9.0
Gains (losses) on financial transactions (1)	422	656.5	615.2	(1.0)	(4.6)
Other operating income	33	(62.1)	(62.7)	(14.5)	(16.2)
Total income	1,763	30.5	27.7	9.0	5.5
Administrative expenses and amortizations	(615)	(9.4)	(11.1)	12.9	9.6
Net operating income	1,148	70.9	66.8	6.9	3.3
Net loan-loss provisions	13	—	—	—	—
Other gains (losses) and provisions	(19)	159.6	115.9	(35.8)	(37.2)
Profit before tax	1,142	92.4	87.5	14.7	10.5
Tax on profit	(329)	142.6	133.0	13.1	7.6
Profit from continuing operations	813	77.5	73.8	15.4	11.7
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	813	77.5	73.8	15.4	11.7
Non-controlling interests	(54)	115.9	108.1	57.5	46.3
Underlying profit attributable to the parent	759	75.3	71.8	13.2	9.9
(1) Includes exchange differences.

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	145	14.9	13.0	28.9	25.3
Net fee income	321	(4.5)	(5.8)	10.9	7.5
Gains (losses) on financial transactions (1)	30	26.8	26.0	(18.0)	(19.8)
Other operating income	90	103.7	92.5	0.8	(1.2)
Total income	587	10.6	8.7	11.0	8.0
Administrative expenses and amortizations	(244)	2.6	0.9	9.4	5.8
Net operating income	343	17.0	15.0	12.2	9.6
Net loan-loss provisions	0	—	—	—	—
Other gains (losses) and provisions	(5)	71.2	72.8	34.9	30.7
Profit before tax	338	24.3	22.2	13.6	10.8
Tax on profit	(78)	35.2	34.4	7.1	4.6
Profit from continuing operations	260	21.3	18.9	15.7	12.8
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	260	21.3	18.9	15.7	12.8
Non-controlling interests	(15)	21.8	19.1	34.1	31.0
Underlying profit attributable to the parent	245	21.3	18.9	14.7	11.9
(1) Includes exchange differences.

PAGONXT					Q
EUR million
		/	Q4'21	/	Q1'21
Underlying income statement	Q1'22%		% excl. FX	%	% excl. FX
Net interest income	2	(39.7)	(43.4)	—	—
Net fee income	157	9.0	3.1	93.3	79.4
Gains (losses) on financial transactions (1)	1	—	—	(3.6)	(0.5)
Other operating income	2	(84.9)	(85.2)	—	—
Total income	162	0.7	(4.5)	142.7	122.3
Administrative expenses and amortizations	(190)	(2.2)	(4.8)	40.1	35.2
Net operating income	(28)	(16.1)	(6.6)	(59.5)	(58.8)
Net loan-loss provisions	(3)	(16.4)	(22.6)	13.8	1.3
Other gains (losses) and provisions	(1)	—	—	(39.5)	(42.2)
Profit before tax	(32)	(11.0)	(3.0)	(56.7)	(56.2)
Tax on profit	(21)	133.1	118.0	—	—
Profit from continuing operations	(53)	18.4	24.9	(27.0)	(26.5)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(53)	18.4	24.9	(27.0)	(26.5)
Non-controlling interests	(1)	(42.3)	(42.4)	—	—
Underlying profit attributable to the parent	(54)	15.5	21.6	(24.8)	(24.3)
(1) Includes exchange differences.

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these
APMs and non-IFRS measures may differ from the calculations and by other companies with similar measures and, therefore, may not be comparable.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary performance of our business which are grouped in the non-IFRS line net capital gains and provisions and are further detailed on page 12 of this report.
In addition, in the section "Financial information by segments", relative to the primary and secondary segments, results are presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-March 2022
	Underlying results	Adjustments	Statutory results
Net interest income	8,855	—	8,855
Net fee income	2,812	—	2,812
Gains (losses) on financial transactions (1)	387	—	387
Other operating income	251	—	251
Total income	12,305	—	12,305
Administrative expenses and amortizations	(5,535)	—	(5,535)
Net operating income	6,770	—	6,770
Net loan-loss provisions	(2,101)	—	(2,101)
Other gains (losses) and provisions	(498)	—	(498)
Profit before tax	4,171	—	4,171
Tax on profit	(1,302)	—	(1,302)
Profit from continuing operations	2,869	—	2,869
Net profit from discontinued operations	—	—	—
Consolidated profit	2,869	—	2,869
Non-controlling interests	(326)	—	(326)
Profit attributable to the parent	2,543	—	2,543
(1) Includes exchange differences.

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-March 2021
	Underlying results	Adjustments	Statutory results
Net interest income	7,956	—	7,956
Net fee income	2,548	—	2,548
Gains (losses) on financial transactions (1)	651	—	651
Other operating income	235	—	235
Total income	11,390	—	11,390
Administrative expenses and amortizations	(5,118)	—	(5,118)
Net operating income	6,272	—	6,272
Net loan-loss provisions	(1,992)	—	(1,992)
Other gains (losses) and provisions	(467)	(711)	(1,178)
Profit before tax	3,813	(711)	3,102
Tax on profit	(1,324)	181	(1,143)
Profit from continuing operations	2,489	(530)	1,959
Net profit from discontinued operations	—	—	—
Consolidated profit	2,489	(530)	1,959
Non-controlling interests	(351)	—	(351)
Profit attributable to the parent	2,138	(530)	1,608
(1) Includes exchange differences.

Explanation of adjustments:
Restructuring costs for a net impact of -EUR 530 million, mainly in the UK and Portugal.

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Alternative performance measures
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank excluding items outside the ordinary performance of our business.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Attributable profit to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding items outside the ordinary performance of our business.
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets, excluding non-recurring results. It is an indicator that reflects the efficiency of the company's total funds in generating underlying profit.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk weighted assets)	Average risk-weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the consolidated profit (excluding items outside the ordinary performance of our business) to the bank's risk-weighted assets.
Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortizations.

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Alternative performance measures

Profitability and efficiency (1) (2) (3) (4)	Q1'22	Q4'21	Q1'21
RoE	11.49%	10.60%	9.80%
Attributable profit to the parent	10,173	9,100	8,022
Average stockholders' equity (excluding minority interests)	88,532	85,844	81,858

Underlying RoE	11.49%	10.60%	10.44%
Attributable profit to the parent	10,173	9,100	8,022
(-) Net capital gains and provisions	—	—	-530
Underlying attributable profit to the parent	10,173	9,100	8,552
Average stockholders' equity (excluding minority interests)	88,532	85,844	81,858

RoTE	14.21%	13.10%	12.16%
Attributable profit to the parent	10,173	9,100	8,022
(+) Goodwill impairment	—	-6	—
Attributable profit to the parent (excluding goodwill impairment)	10,173	9,106	8,022
Average stockholders' equity (excluding minority interests)	88,532	85,844	81,858
(-) Average intangible assets	16,959	16,340	15,892
Average stockholders' equity (excl. minority interests) - intangible assets	71,573	69,504	65,965

Underlying RoTE	14.21%	13.09%	12.96%
Attributable profit to the parent	10,173	9,100	8,022
(-) Net capital gains and provisions	—	—	-530
Underlying attributable profit to the parent	10,173	9,100	8,552
Average stockholders' equity (excl. minority interests) - intangible assets	71,573	69,504	65,965

RoA	0.71%	0.67%	0.62%
Consolidated profit	11,476	10,652	9,426
Average total assets	1,624,930	1,599,889	1,526,899

Underlying RoA	0.71%	0.67%	0.65%
Consolidated profit	11,476	10,652	9,426
(-) Net capital gains and provisions	—	—	-530
Underlying consolidated profit	11,476	10,652	9,956
Average total assets	1,624,930	1,599,889	1,526,899

RoRWA	1.95%	1.85%	1.67%
Consolidated profit	11,476	10,652	9,426
Average risk weighted-assets	588,776	577,112	563,776

Underlying RoRWA	1.95%	1.85%	1.77%
Consolidated profit	11,476	10,652	9,426
(-) Net capital gains and provisions	—	—	-530
Underlying consolidated profit	11,476	10,652	9,956
Average risk-weighted assets	588,776	577,112	563,776

Efficiency ratio	45.0%	47.9%	44.9%
Underlying operating expenses	5,535	5,637	5,118
Operating expenses	5,535	5,637	5,118
Net capital gains and provisions impact in operating expenses	—	—	—
Underlying total income	12,305	11,778	11,390
Total income	12,305	11,778	11,390
Net capital gains and provisions impact on total income	—	—	—
(1) Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from December to March in Q1 and September to December in Q4).
(2) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing.
(3) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing.
(4) The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
	Q1'22			Q1'21
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	47.8	4,305	2,060	51.1	4,055	2,072
Spain	48.1	2,021	972	49.1	2,068	1,016
United Kingdom	52.0	1,291	672	59.3	1,099	652
Portugal	37.7	333	125	34.7	420	146
Poland	32.5	511	166	45.2	349	158
North America	45.1	2,795	1,260	42.0	2,735	1,149
US	44.1	1,811	798	39.9	1,875	748
Mexico	44.0	982	432	43.4	858	373
South America	35.4	4,195	1,484	34.5	3,535	1,219
Brazil	30.8	3,019	930	28.7	2,519	723
Chile	36.0	650	234	38.4	614	236
Argentina	59.6	364	217	65.3	261	171
Digital Consumer Bank	49.2	1,312	645	48.3	1,244	600

Underlying RoTE
	Q1'22			Q1'21
	%	Underlying profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	9.66	4,071	42,135	7.96	3,077	38,635
Spain	7.38	1,461	19,805	6.83	1,208	17,697
United Kingdom	10.87	1,501	13,816	8.96	1,142	12,743
Portugal	14.99	592	3,948	15.46	624	4,033
Poland	14.98	449	2,996	1.91	62	3,232
North America	12.51	3,224	25,772	13.90	3,000	21,587
US	12.44	2,333	18,756	15.11	2,391	15,827
Mexico	14.71	995	6,766	12.42	709	5,711
South America	19.83	3,598	18,144	19.26	3,082	16,002
Brazil	20.98	2,509	11,963	21.39	2,241	10,477
Chile	21.36	751	3,514	17.19	609	3,543
Argentina	18.33	238	1,296	20.08	178	885
Digital Consumer Bank	12.60	1,128	8,950	10.34	998	9,656

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Total coverage ratio	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The total coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against client defaults both present and future.
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted

Cost of credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
(1) Total risk = Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired

Credit risk (I)	Mar-22	Dec-21	Mar-21
NPL ratio	3.26%	3.16%	3.20%
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	35,670	33,234	32,473
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	33,447	31,288	31,139
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	334	358	459
Customer guarantees and customer commitments granted classified in stage 3	1,879	1,578	866
Doubtful exposure of loans and advances to customers at fair value through profit or loss	10	10	9
Total risk	1,093,023	1,051,115	1,014,552
Impaired and non-impaired gross loans and advances to customers	1,035,523	995,646	963,163
Impaired and non-impaired customer guarantees and customer commitments granted	57,500	55,469	51,389

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Alternative performance measures

Credit risk (II)	Mar-22	Dec-21	Mar-21
Total coverage ratio	69%	71%	74%
Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,778	23,698	24,034
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	24,025	22,964	23,404
Total allowances to cover impairment losses on customer guarantees and customer commitments granted	753	734	630
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	35,670	33,234	32,473
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	33,447	31,288	31,139
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	334	358	459
Customer guarantees and customer commitments granted classified in stage 3	1,879	1,578	866
Doubtful exposure of loans and advances to customers at fair value through profit or loss	10	10	9

Cost of credit	0.77%	0.77%	1.08%
Underlying allowances for loan-loss provisions over the last 12 months	7,545	7,436	10,257
Average loans and advances to customers over the last 12 months	985,401	968,931	949,230

NPL ratio
	Q1'22			Q1'21
	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	3.01	19,486	648,236	3.26	20,451	626,457
Spain	4.47	13,103	293,082	4.98	13,764	276,170
United Kingdom	1.42	3,760	264,012	1.35	3,570	264,492
Portugal	3.42	1,432	41,837	3.84	1,570	40,937
Poland	3.50	1,175	33,584	4.82	1,527	31,701
North America	2.83	4,490	158,440	2.39	3,191	133,655
US	2.75	3,260	118,655	2.11	2,106	99,838
Mexico	3.09	1,230	39,777	3.21	1,085	33,810
South America	5.05	8,192	162,088	4.30	5,657	131,459
Brazil	5.68	5,705	100,434	4.42	3,283	74,342
Chile	4.70	2,152	45,767	4.74	2,113	44,547
Argentina	3.21	185	5,777	2.32	106	4,568
Digital Consumer Bank	2.27	2,658	117,190	2.23	2,585	115,965

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Alternative performance measures

Total coverage ratio
	Q1'22			Q1'21
	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted
Europe	49.1	9,559	19,486	50.0	10,227	20,451
Spain	50.4	6,601	13,103	48.0	6,607	13,764
United Kingdom	26.1	983	3,760	40.5	1,445	3,570
Portugal	72.8	1,043	1,432	69.2	1,086	1,570
Poland	78.5	923	1,175	70.3	1,073	1,527
North America	110.5	4,962	4,490	153.4	4,896	3,191
US	122.2	3,984	3,260	183.2	3,858	2,106
Mexico	79.5	978	1,230	95.6	1,036	1,085
South America	92.2	7,552	8,192	98.4	5,567	5,657
Brazil	101.1	5,768	5,705	116.5	3,825	3,283
Chile	60.7	1,307	2,152	63.4	1,340	2,113
Argentina	161.7	299	185	232.4	246	106
Digital Consumer Bank	99.4	2,642	2,658	111.4	2,881	2,585

Cost of credit
	Q1'22			Q1'21
	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months
Europe	0.37	2,212	596,899	0.51	2,936	581,073
Spain	0.88	2,239	253,847	0.79	1,959	248,825
United Kingdom	-0.08	-212	255,668	0.21	517	251,856
Portugal	0.03	11	40,030	0.38	148	38,558
Poland	0.65	195	30,085	1.02	303	29,560
North America	0.93	1,255	135,676	2.34	3,064	130,792
US	0.49	509	103,050	2.12	2,130	100,393
Mexico	2.22	746	33,660	3.00	933	31,064
South America	2.73	3,566	130,860	2.81	3,282	116,996
Brazil	3.94	3,018	76,591	3.79	2,500	65,923
Chile	0.83	335	40,465	1.33	532	39,838
Argentina	3.31	165	4,997	4.55	165	3,636
Digital Consumer Bank	0.44	509	115,407	0.69	793	114,564

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Alternative performance measures
Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
(1) Tangible book value = Stockholders' equity - intangible assets

Others	Mar-22	Dec-21	Mar-21
TNAV (tangible book value) per share	4.29	4.12	3.84
Tangible book value	72,940	70,346	66,476
Number of shares excl. treasury stock (million)	17,008	17,063	17,311

Price / Tangible book value per share (X)	0.72	0.71	0.75
Share price (euros)	3.100	2.941	2.897
TNAV (tangible book value) per share	4.29	4.12	3.84

Loan-to-deposit ratio	106%	106%	106%
Net loans and advances to customers	1,011,497	972,682	939,760
Customer deposits	957,820	918,344	882,854

	Q1'22	Q4'21	Q1'21
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	603	594	564
Profit after tax	260	218	230
Net fee income net of tax	343	376	334

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Alternative performance measures

Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first quarter of 2022 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of March 2022 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1'22	Q1'21	Mar-22	Dec-21	Mar-21
US dollar	1.122	1.204	1.111	1.133	1.174
Pound sterling	0.837	0.873	0.845	0.840	0.852
Brazilian real	5.847	6.597	5.280	6.319	6.629
Mexican peso	23.002	24.514	22.157	23.152	23.981
Chilean peso	905.715	872.443	874.158	964.502	843.574
Argentine peso	119.644	106.777	123.315	116.302	108.004
Polish zloty	4.619	4.545	4.644	4.597	4.634

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Condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT
NOTE:    The following financial information for the first three months of 2022 and 2021 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Condensed consolidated balance sheet
EUR million

ASSETS	Mar-22	Dec-21	Mar-21
Cash, cash balances at central banks and other deposits on demand	198,501	210,689	192,925
Financial assets held for trading	148,472	116,953	109,643
Non-trading financial assets mandatorily at fair value through profit or loss	5,798	5,536	4,639
Financial assets designated at fair value through profit or loss	12,393	15,957	56,650
Financial assets at fair value through other comprehensive income	97,894	108,038	113,370
Financial assets at amortized cost	1,096,679	1,037,898	981,581
Hedging derivatives	4,460	4,761	6,222
Changes in the fair value of hedged items in portfolio hedges of interest risk	(968)	410	1,581
Investments	7,829	7,525	7,693
Joint ventures entities	1,870	1,692	1,552
Associated entities	5,959	5,833	6,141
Assets under insurance or reinsurance contracts	301	283	267
Tangible assets	33,781	33,321	33,386
Property, plant and equipment	32,836	32,342	32,406
For own-use	13,548	13,259	12,953
Leased out under an operating lease	19,288	19,083	19,453
Investment property	945	979	980
Of which : Leased out under an operating lease	809	839	866
Intangible assets	17,450	16,584	15,990
Goodwill	13,470	12,713	12,460
Other intangible assets	3,980	3,871	3,530
Tax assets	27,532	25,196	24,129
Current tax assets	7,202	5,756	4,846
Deferred tax assets	20,330	19,440	19,283
Other assets	11,896	8,595	10,397
Insurance contracts linked to pensions	127	149	163
Inventories	7	6	6
Other	11,762	8,440	10,228
Non-current assets held for sale	3,994	4,089	4,406
TOTAL ASSETS	1,666,012	1,595,835	1,562,879

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Condensed consolidated financial statements

Condensed consolidated balance sheet
EUR million

LIABILITIES	Mar-22	Dec-21	Mar-21
Financial liabilities held for trading	97,866	79,469	71,293
Financial liabilities designated at fair value through profit or loss	38,778	32,733	69,977
Financial liabilities at amortized cost	1,389,315	1,349,169	1,290,475
Hedging derivatives	8,078	5,463	6,639
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(38)	248	395
Liabilities under insurance or reinsurance contracts	812	770	1,102
Provisions	9,239	9,583	10,881
Pensions and other post-retirement obligations	3,013	3,185	3,779
Other long term employee benefits	1,105	1,242	1,590
Taxes and other legal contingencies	2,269	1,996	2,004
Contingent liabilities and commitments	753	733	630
Other provisions	2,099	2,427	2,878
Tax liabilities	9,618	8,649	8,035
Current tax liabilities	2,713	2,187	2,111
Deferred tax liabilities	6,905	6,462	5,924
Other liabilities	12,966	12,698	11,396
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,566,634	1,498,782	1,470,193

EQUITY
Shareholders' equity	121,368	119,649	115,620
Capital	8,670	8,670	8,670
Called up paid capital	8,670	8,670	8,670
Unpaid capital which has been called up	—	—	—
Share premium	47,979	47,979	47,979
Equity instruments issued other than capital	662	658	635
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	662	658	635
Other equity	152	152	158
Accumulated retained earnings	68,463	60,273	60,293
Revaluation reserves	—	—	—
Other reserves	(5,197)	(4,477)	(3,642)
(-) Own shares	(1,068)	(894)	(81)
Profit attributable to shareholders of the parent	2,543	8,124	1,608
(-) Interim dividends	(836)	(836)	—
Other comprehensive income (loss)	(30,978)	(32,719)	(33,154)
Items not reclassified to profit or loss	(3,611)	(4,241)	(5,354)
Items that may be reclassified to profit or loss	(27,367)	(28,478)	(27,800)
Non-controlling interest	8,988	10,123	10,220
Other comprehensive income	(1,818)	(2,104)	(1,820)
Other items	10,806	12,227	12,040
TOTAL EQUITY	99,378	97,053	92,686
TOTAL LIABILITIES AND EQUITY	1,666,012	1,595,835	1,562,879

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	279,232	262,737	242,898
Financial guarantees granted	11,053	10,758	12,231
Other commitments granted	86,308	75,733	74,867

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Condensed consolidated financial statements

Condensed consolidated income statement
EUR million

	Q1'22	Q1'21
Interest income	13,972	10,753
Financial assets at fair value through other comprehensive income	1,077	651
Financial assets at amortized cost	11,852	9,407
Other interest income	1,043	695
Interest expense	(5,117)	(2,797)
Interest income/ (charges)	8,855	7,956
Dividend income	68	65
Income from companies accounted for using the equity method	133	76
Commission income	3,747	3,306
Commission expense	(935)	(758)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	29	284
Financial assets at amortized cost	36	32
Other financial assets and liabilities	(7)	252
Gain or losses on financial assets and liabilities held for trading, net	1,801	1,228
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	1,801	1,228
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	43	(3)
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	43	(3)
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	292	398
Gain or losses from hedge accounting, net	95	2
Exchange differences, net	(1,873)	(1,258)
Other operating income	438	558
Other operating expenses	(460)	(494)
Income from assets under insurance and reinsurance contracts	390	403
Expenses from liabilities under insurance and reinsurance contracts	(318)	(373)
Total income	12,305	11,390
Administrative expenses	(4,831)	(4,435)
Staff costs	(2,863)	(2,688)
Other general and administrative expenses	(1,968)	(1,747)
Depreciation and amortization	(704)	(683)
Provisions or reversal of provisions, net	(455)	(959)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	(2,123)	(2,056)
Financial assets at fair value through other comprehensive income	(9)	(29)
Financial assets at amortized cost	(2,114)	(2,027)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(35)	(138)
Tangible assets	(4)	(133)
Intangible assets	(28)	(4)
Others	(3)	(1)
Gain or losses on non financial assets and investments, net	2	1
Negative goodwill recognized in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	12	(18)
Operating profit/(loss) before tax	4,171	3,102
Tax expense or income from continuing operations	(1,302)	(1,143)
Profit/(loss) for the period from continuing operations	2,869	1,959
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	2,869	1,959
Profit attributable to non-controlling interests	326	351
Profit/(loss) attributable to the parent	2,543	1,608

Earnings/(losses) per share
Basic	0.14	0.08
Diluted	0.14	0.08

January - March 2022	87

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Glossary

GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APIs: Application Programming Interface
•APM: Alternative Performance Measures
•bn: Billion
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Core equity tier 1
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•DCB: Digital Consumer Bank
•DGF: Deposit guarantee fund
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•EBA: European Banking Authority
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•Financially empowered people: People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•ICO: Insitituto de Crédito Oficial (Official Credit Institution)
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IMF: International Monetary Fund
•IPO: Initial Public Offering
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.
•LCR: Liquidity Coverage Ratio
•mn: Million
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•PBT: Profit before tax
•POS: Point of Sale
•pp: percentage points
•PPI: Payment protection insurance
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SH USA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SRF: Single resolution fund
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TLTRO: Targeted longer-term refinancing operations
•TNAV: Tangible net asset value
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance

88	January - March 2022

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Important Information

IMPORTANT INFORMATION
Non-IFRS and alternative performance measures
This report contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2021. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to this Banco Santander, S.A. (“Santander”) Q1 2022 Financial Report, published as Inside Information on 26 April 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this report, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Forward-looking statements
Banco Santander, S.A. (“Santander”) advises that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this report, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this report, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire Group or significant subsidiaries.
Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date of this report and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

January - March 2022	89

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Important Information

No offer
The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Historical performance is not indicative of future results
Statements about historical performance or accretion must not be construed to indicate that future performance, share price or results (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this report should be taken as a profit forecast.
Third Party Information
In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

90	January - March 2022

Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Tel: +34 91 259 65 14 / +34 91 259 65 20
Fax: 91 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)
Tel: +34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

92	January - March 2022

Banco Santander, S.A.
and companies composing
Santander Group

Interim Condensed Consolidated
Financial Statements for the
three-month
period ended 31 March 2022

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2022 AND 31 DECEMBER 2021
(EUR million)

ASSETS	Note	31-03-2022	31-12-2021 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		198,501	210,689

FINANCIAL ASSETS HELD FOR TRADING	5	148,472	116,953
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	5,798	5,536
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	12,393	15,957
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	97,894	108,038
FINANCIAL ASSETS AT AMORTISED COST	5	1,096,679	1,037,898
HEDGING DERIVATIVES		4,460	4,761

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		(968)	410

INVESTMENTS		7,829	7,525
Joint venture entities		1,870	1,692
Associated entities		5,959	5,833

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		301	283

TANGIBLE ASSETS	7	33,781	33,321
Property, plant and equipment		32,836	32,342
For own-use		13,548	13,259
Leased out under an operating lease		19,288	19,083
Investment properties		945	979
Of which : Leased out under an operating lease		809	839
INTANGIBLE ASSETS		17,450	16,584
Goodwill	8	13,470	12,713
Other intangible assets		3,980	3,871

TAX ASSETS		27,532	25,196
Current tax assets		7,202	5,756
Deferred tax assets		20,330	19,440

OTHER ASSETS		11,896	8,595
Insurance contracts linked to pensions		127	149
Inventories		7	6
Other		11,762	8,440

NON-CURRENT ASSETS HELD FOR SALE	6	3,994	4,089
TOTAL ASSETS		1,666,012	1,595,835
(*)Presented for comparison purposes only (see note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 31 March 2022.

94	January - March 2022

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2022 AND 31 DECEMBER 2021
(EUR million)

LIABILITIES	Note	31-03-2022	31-12-2021 (*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	97,866	79,469

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	38,778	32,733
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,389,315	1,349,169
HEDGING DERIVATIVES		8,078	5,463

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(38)	248

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		812	770

PROVISIONS		9,239	9,583
Pension and other post-retirement obligations	10	3,013	3,185
Other long term employee benefits	10	1,105	1,242
Taxes and other legal contingencies	10	2,269	1,996
Contingent liabilities and commitments	14	753	733
Other provisions	10	2,099	2,427
TAX LIABILITIES		9,618	8,649
Current tax liabilities		2,713	2,187
Deferred tax liabilities		6,905	6,462

OTHER LIABILITIES		12,966	12,698

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,566,634	1,498,782

SHAREHOLDERS´ EQUITY		121,368	119,649

CAPITAL	11	8,670	8,670
Called up paid capital		8,670	8,670
Unpaid capital which has been called up		—	—
SHARE PREMIUM		47,979	47,979
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		662	658
Equity component of the compound financial instrument		—	—
Other equity instruments issued		662	658
OTHER EQUITY		152	152
ACCUMULATED RETAINED EARNINGS		68,463	60,273
REVALUATION RESERVES		—	—
OTHER RESERVES		(5,197)	(4,477)
(-) OWN SHARES		(1,068)	(894)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	2,543	8,124
(-) INTERIM DIVIDENDS		(836)	(836)

OTHER COMPREHENSIVE INCOME (LOSS)	11	(30,978)	(32,719)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(3,611)	(4,241)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(27,367)	(28,478)

NON-CONTROLLING INTEREST		8,988	10,123
Other comprehensive income		(1,818)	(2,104)
Other items		10,806	12,227
TOTAL EQUITY		99,378	97,053
TOTAL LIABILITIES AND EQUITY		1,666,012	1,595,835
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		279,232	262,737
Financial guarantees granted		11,053	10,758
Other commitments granted		86,308	75,733
(*)Presented for comparison purposes only (see note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 31 March 2022.

January - March 2022	95

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FIRST THREE MONTHS ENDED 31 MARCH 2022 AND 2021
(EUR million)

		Debit (Credit)
	Note	01-01-2022 to 31-03-2022	01-01-2021 to 31-03-2021 (*)
Interest income		13,972	10,753
Financial assets at fair value through other comprehensive income		1,077	651
Financial assets at amortised cost		11,852	9,407
Other interest income		1,043	695
Interest expense		(5,117)	(2,797)
Interest income/ (charges)		8,855	7,956
Dividend income		68	65
Income from companies accounted for using the equity method		133	76
Commission income		3,747	3,306
Commission expense		(935)	(758)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		29	284
Financial assets at amortised cost		36	32
Other financial assets and liabilities		(7)	252
Gain or losses on financial assets and liabilities held for trading, net		1,801	1,228
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortized cost		—	—
Other gains (losses)		1,801	1,228
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		43	(3)
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortized cost		—	—
Other gains (losses)		43	(3)
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		292	398
Gain or losses from hedge accounting, net		95	2
Exchange differences, net		(1,873)	(1,258)
Other operating income		438	558
Other operating expenses		(460)	(494)
Income from assets under insurance and reinsurance contracts		390	403
Expenses from liabilities under insurance and reinsurance contracts		(318)	(373)
Total income		12,305	11,390
Administrative expenses		(4,831)	(4,435)
Staff costs		(2,863)	(2,688)
Other general and administrative expenses		(1,968)	(1,747)
Depreciation and amortisation cost		(704)	(683)
Provisions or reversal of provisions, net		(455)	(959)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes		(2,123)	(2,056)
Financial assets at fair value through other comprehensive income		(9)	(29)
Financial assets at amortised cost	5	(2,114)	(2,027)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(35)	(138)
Tangible assets		(4)	(133)
Intangible assets		(28)	(4)
Others		(3)	(1)
Gain or losses on non financial assets and investments, net		2	1
Negative goodwill recognised in results		—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	12	(18)
Operating profit/(loss) before tax		4,171	3,102
Tax expense or income from continuing operations		(1,302)	(1,143)
Profit/(loss) for the period from continuing operations		2,869	1,959
Profit/( loss) after tax from discontinued operations		—	—
Profit/(loss) for the period		2,869	1,959
Profit attributable to non-controlling interests		326	351
Profit/(loss) attributable to the parent		2,543	1,608
Earnings/(losses) per share	3
Basic		0.14	0.08
Diluted		0.14	0.08
(*)Presented for comparison purposes only (see note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the first three months ended 31 March 2022.

96	January - March 2022

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE FIRST THREE MONTHS ENDED 31 MARCH 2022 AND 2021
(EUR million)

	Note	01-01-2022 to 31-03-2022	01-01-2021 to 31-03-2021 (*)
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		2,869	1,959
OTHER RECOGNISED INCOME AND EXPENSE		2,026	(30)
Items that will not be reclassified to profit or loss	11	623	6
Actuarial gains and losses on defined benefit pension plans		858	212
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		2	(7)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(99)	(13)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		23	42
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(23)	(42)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		27	(123)
Income tax relating to items that will not be reclassified		(165)	(63)
Items that may be reclassified to profit or loss	11	1,403	(36)
Hedges of net investments in foreign operations (effective portion)	11	(1,442)	(483)
Revaluation gains (losses)		(1,442)	(483)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	4,433	1,496
Revaluation gains (losses)		4,433	1,496
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		(1,525)	(201)
Revaluation gains (losses)		(918)	(749)
Amounts transferred to income statement		(607)	548
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		(858)	(1,350)
Revaluation gains (losses)		(1,477)	(1,118)
Amounts transferred to income statement		15	(232)
Other reclassifications		604	—
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		100	7
Income tax relating to items that may be reclassified to profit or loss		695	495
Total recognised income and expenses for the year		4,895	1,929
Attributable to non-controlling interests		612	331
Attributable to the parent		4,283	1,598
(*)Presented for comparison purposes only (see note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the first three months ended 31 March 2022.

January - March 2022	97

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE FIRST THREE MONTHS ENDED 31 MARCH 2022 AND 2021
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2021 (*)	8,670	47,979	658	152	60,273	—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2022 (*)	8,670	47,979	658	152	60,273	—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
Total recognised income and expense	—	—	—	—	—	—	—	—	2,543	—	1,740	286	326	4,895
Other changes in equity	—	—	4	—	8,190	—	(720)	(174)	(8,124)	—	1	—	(1,747)	(2,570)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(70)	(70)
Purchase of equity instruments	—	—	—	—	—	—	—	(393)	—	—	—	—	—	(393)
Disposal of equity instruments	—	—	—	—	—	—	4	219	—	—	—	—	—	223
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	8,190	—	(67)	—	(8,124)	—	1	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(26)	—	—	—	—	—	—	—	—	—	(26)
Others increases or (-) decreases of the equity	—	—	4	26	—	—	(657)	—	—	—	—	—	(1,677)	(2,304)
Balance as at 31-03-2022	8,670	47,979	662	152	68,463	—	(5,197)	(1,068)	2,543	(836)	(30,978)	(1,818)	10,806	99,378
(*)Presented for comparison purposes only (see note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the first three months ended 31 March 2022.

98	January - March 2022

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE FIRST THREE MONTHS ENDED 31 MARCH 2022 AND 2021
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2020 (*)	8,670	52,013	627	163	65,583	—	(3,596)	(69)	(8,771)	—	(33,144)	(1,800)	11,646	91,322
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2021 (*)	8,670	52,013	627	163	65,583	—	(3,596)	(69)	(8,771)	—	(33,144)	(1,800)	11,646	91,322
Total recognised income and expense	—	—	—	—	—	—	—	—	1,608	—	(10)	(20)	351	1,929
Other changes in equity	—	(4,034)	8	(5)	(5,290)	—	(46)	(12)	8,771	—	—	—	43	(565)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	18	18
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—		—	—	—	—
Dividends	—	(477)	—	—	—	—	—	—		—	—	—	(49)	(526)
Purchase of equity instruments	—	—	—	—	—	—	—	(209)	—	—	—	—	—	(209)
Disposal of equity instruments	—	—	—	—	—	—	7	197	—	—	—	—	—	204
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	(3,557)	—	—	(5,290)	—	76	—	8,771	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(28)	—	—	—	—	—	—	—	—	—	(28)
Others increases or (-) decreases of the equity	—	—	8	23	—	—	(129)	—	—	—	—	—	74	(24)
Balance as at 31-03-2021 (*)	8,670	47,979	635	158	60,293	—	(3,642)	(81)	1,608	—	(33,154)	(1,820)	12,040	92,686
(*)Presented for comparison purposes only (see note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the first three months ended 31 March 2022.

January - March 2022	99

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FIRST THREE MONTHS ENDED 31 MARCH 2022 AND 2021
(EUR million)

	Note	31-03-2022	31-03-2021 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(8,940)	36,923
Profit/(loss) for the period		2,869	1,959
Adjustments made to obtain the cash flows from operating activities		5,849	5,484
Depreciation and amortisation cost		704	683
Other adjustments		5,145	4,801
Net increase/(decrease) in operating assets		48,221	3,152
Financial assets held-for-trading		26,683	(5,285)
Non-trading financial assets mandatorily at fair value through profit or loss		203	95
Financial assets at fair value through profit or loss		(3,689)	8,354
Financial assets at fair value through other comprehensive income		(12,816)	(6,090)
Financial assets at amortised cost		34,375	9,455
Other operating assets		3,465	(3,377)
Net increase/(decrease) in operating liabilities		31,596	32,881
Financial liabilities held-for-trading		15,664	(9,784)
Financial liabilities designated at fair value through profit or loss		6,464	22,420
Financial liabilities at amortised cost		9,347	23,490
Other operating liabilities		121	(3,245)
Income tax recovered/(paid)		(1,033)	(249)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(834)	(1,191)
Payments		2,537	2,077
Tangible assets	7	2,180	1,763
Intangible assets		270	309
Investments		58	2
Subsidiaries and other business units	2	29	3
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		1,703	886
Tangible assets	7	1,439	652
Intangible assets		—	—
Investments		12	37
Subsidiaries and other business units		5	—
Non-current assets held for sale and associated liabilities	6	247	197
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(3,111)	(617)
Payments		3,455	842
Dividends	3	—	—
Subordinated liabilities		475	389
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		393	209
Other payments related to financing activities		2,587	244
Proceeds		344	225
Subordinated liabilities		113	—
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		225	207
Other proceeds related to financing activities		6	18
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		697	3,971
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(12,188)	39,086
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		210,689	153,839
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		198,501	192,925
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		8,171	7,195
Cash equivalents at central banks		177,372	171,518
Other financial assets		12,958	14,212
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		198,501	192,925
In which: restricted cash		—	—
(*)Presented for comparison purposes only (see note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the first three months ended 31 March 2022.

100	January - March 2022

Banco Santander, S.A. and Companies composing Grupo Santander
Explanatory notes to the interim condensed consolidated financial statements for the first three months ended 31 March 2022.

1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9-12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the three-month period ended 31 March 2022 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 25 April 2022. Grupo Santander's consolidated annual accounts for year 2021 were approved by shareholders at Banco Santander annual general meeting on 1 April 2022.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2021 were approved at the board of directors meeting on 24 February 2022 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2021 and the consolidated results of its operations, and the consolidated cash flows in 2021. The aforementioned consolidated annual accounts, which are included in Grupo Santander’s Form 6-K filed with the U.S. Securities and Exchange Commission on 8 April 2022, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim financial statements and contain disclosures relating to the three-month period ended on 31 March 2022.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first three months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2021.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in note 2.a to the consolidated annual accounts for 2021. As indicated in that Note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.
The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2021 taking into account the standards and interpretations with effective application date during the first three months of 2022, which are detailed below:
–Amendment to IFRS 3 Business Combinations: to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC 21 Levies. The amendments also confirm that an acquirer should not recognize contingent assets acquired in a business combination. Applicable from 1 January 2022.

January - March 2022	101

–Amendment to IAS 16 Property, Plant and Equipment: prevents an entity from deducting from the cost of an item of property, plant and equipment any revenue from the sale of finished goods while the entity is preparing the item for its intended use. It is also clear that an entity is "testing whether the asset is functioning properly" when evaluating the technical and physical performance of the asset. The financial performance of the asset should not be taken into account for this evaluation. Additionally, entities should disclose separately the amounts of income and expenses related to finished goods that are not the product of the entity's ordinary activities. Applicable from 1 January 2022.
–Amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. Applicable from 1 January 2022.
–Amendment to IFRS Cycle (2018-2020): introduces minor amendments, applicable from 1 January 2022, with early application permitted, to the following standards:
•IFRS 9 Financial Instruments: clarifies which rates must be included in the 10% test for derecognition of financial liabilities.
•IFRS 16 Leases: amendment to remove possible confusion regarding the treatment of leasing incentives in the application of IFRS 16 Leases.
•IFRS 1, in relation to the first-time adoption of International Financial Reporting Standards, allows entities that have measured their assets and liabilities at the carrying amounts recorded in their parent's books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment also applies to associates and joint ventures that have adopted the same exemption from IFRS 1.
The aforementioned amendments to accounting standards have not had a significant effect on Grupo Santander’s financial statements.
All accounting policies and measurement bases with a material effect on the interim financial statements for 31 March 2022 were applied in their preparation.
By the time of the preparation and authorisation of these interim financial statements, there were no standards to be adopted by the European Union for the current year whose effective date of implementation by the IASB is after 1 January 2022.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in note 2 of the consolidated annual accounts of the year 2021, except for those indicated in these interim financial statements due to the rules that have come into effect during the first three months of the year 2022.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
1.The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
2.The impairment losses on certain assets – Financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
3.The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.The useful life of the tangible and intangible assets;
5.The measurement of goodwill impairment arising on consolidation;
6.The calculation of provisions and the consideration of contingent liabilities;
7.The fair value of certain unquoted assets and liabilities;
8.The recoverability of deferred tax assets; and
9.The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.

102	January - March 2022

To update the above estimates, the Group's management has considered the situation of the war in Ukraine. Grupo Santander has no presence in Russia or Ukraine and its assets and direct exposure to these markets are not material. The extent to which the conflict could ultimately impact the Group's results will depend on future developments, including subsequent sanctions that could eventually affect negatively to some Groups’ customers (those more closely related to Russia or Ukraine) and the impact of an economic growth slowdown due to supply chain disruptions and raw materials inflation in more sensitive sectors, which generate uncertainties in the Group’s estimates. Group's management has assessed the current situation according to the best information available, and from this evaluation, Group has concluded that it is not necessary to include any financial impact in the interim financial statements of the three-month period ended 31 March 2022.
In addition, the Group's Management has taken into account the current situation as a result of covid-19. In 2021, the pace of vaccination allowed for a gradual relaxation of restrictions, which, together with the stimulus measures implemented, contributed to an economic and employment recovery, although unevenly across sectors and geographies. However, the pandemic is not over and uncertainty levels remain due to the emergence of new variants of the virus that are resistant to existing vaccines.
In order to minimize the medium- and long-term economic impacts of the efforts made to contain the covid-19 pandemic, in 2020 and 2021, governments and economic and regulatory authorities of the main countries in which the Group operates launched a set of fiscal and monetary policy measures and other initiatives to mitigate the impact of the pandemic on the economy and support companies and people. Likewise, Grupo Santander implemented a set of customer relief measures in full compliance with regulatory and supervisory recommendations. Santander continued to support its customers in the first three months of 2022, fostering their economic resilience in all the Group's geographies.
Regarding the total moratoria, 99.9% have already expired (approximately EUR 92,100 million) at the end of March 2022, showing good behaviour, with 7% of them being classified in stage 3 according to the IFRS 9. Unexpired loans subject to moratoria amount to EUR 100 million, after the maturity of operations in Spain in the last quarter.
Government liquidity programs, in the first quarter of 2022, stood at approximately EUR 39,656 million. By geography, Spain represents 68% of the total exposure granted to programs of this type with an average coverage of ICO guarantees of 77%.
Lastly, the Group has partially and voluntarily aligned during the first quarter of 2022 the accounting definition of Stage 3, as well as for the calculation of impairment provision models, to the New Definition of Default, incorporating the criteria defined by the EBA in its implementation guide of the definition of default, capturing the economic deterioration of the operations (days in default - on a daily basis – and materiality thresholds - minimum amount in arrears). The alignment of criteria has been done taking into account the criteria of IFRS 9 as well as the accounting principles of unbiased presentation of financial information. There has been an increase in the default rate at around 19 basis points, with no material impact on the provision figures for credit risk.
During the first three months ended 31 March 2022, there have been no additional significant changes in the estimates made at the end of 2021, other than those indicated in this interim financial statements.
d)    Contingent assets and liabilities
Note 2.o to Grupo Santander's consolidated annual accounts for the year ended 31 December 2021 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2021 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information for the year 2021 contained in these interim financial statements is only presented for comparison purposes with the information relating to the first three months ended 31 March 2022.
The comparative information in note 8 as of 31 December 2021 has been restated in accordance with the reallocation of the total amount of goodwill described in said note.
In addition, the information in Note 12 regarding the Group´ segments information corresponding to the three months period ended 31 March 2021 has been restated in accordance with the Group's new organizational structure, as required by IFRS 8.
In order to interpret the changes in the balances with respect to 31 December 2021, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 50.b to the consolidated annual accounts for the year ended 31 December 2021) and the impact of the appreciation/depreciation of the various currencies against the euro in the first three months of 2022: Mexican peso (4.49%), US dollar (1.93%), Brazilian real (19.69%), Argentine peso (-5.69%), Pound sterling (-0.55%), Chilean peso (10.34%) and Polish zloty (-1.00%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (6.58%), US dollar (7.37%), Brazilian real (12.82%), Argentine peso (-10.75%), Pound sterling (4.41%), Chilean peso (-3.67%) and Polish zloty (-1.61%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the first three months ended 31 March 2022.

January - March 2022	103

g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the first three months ended 31 March 2022.
h)    Events after the reporting period
From 1 April 2022 until the date of approval of the interim financial statements for the first three months ended 31 March 2022, it is worth mentioning the following significant event:
•On 1 April 2022, the general shareholders' meeting approved a capital reduction amounting to EUR 129,965,136.50 through the amortization of 259,930,273 shares, corresponding to the first share repurchase program carried out in 2021, which became effective on the same date after obtaining the pertinent regulatory authorizations, and a capital reduction corresponding to the second share repurchase plan described in Note 3.a.
i)     Reform on interest rates
In relation to the multi jurisdictional transition process of interest rate indices, the Group has continued to implement the required changes, especially in relation to the cessation of EONIA and LIBOR.

The replacement or modification of the reference indices may give rise to different risks of a legal, financial and operational nature that are being managed by the Group and the subsidiaries that have exposure to these indices. In 2022, the next steps of the transition relate to the management of the contract legacy and the milestone of the cessation of the LIBOR dollar of June 2023.
2.    Santander Group
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2021 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2021, 2020 and 2019.
The most significant transactions carried out during the first three months of 2022 or pending execution at 31 March 2022 are described below:
Purchase by SHUSA for shares of Santander Consumer USA
In August 2021 Santander Holdings USA, Inc. ('SHUSA') and Santander Consumer USA Holdings Inc. ('SC') entered into a definitive agreement pursuant to which SHUSA acquired all outstanding shares of common stock of SC not already owned by SHUSA via an all-cash tender offer (the 'Tender Offer') for USD 41.50 per SC common share (the 'Offer Price'), followed by a second-step consisting of a merge (together with the Offer, the 'Transaction') in which a wholly owned subsidiary of SHUSA was merged with and into SC, with SC surviving as a wholly owned subsidiary of SHUSA, and all outstanding shares of common stock of SC not tendered in the Tender Offer were converted into the right to receive the Offer Price in cash. The Offer Price represented a 14% premium to the closing price of SC common stock of USD 36.43 as of 1 July 2021, the last day prior to the announcement of SHUSA’s initial offer to acquire the remaining outstanding shares of SC’s common stock.
On 31 January 2022, after completion of the customary closing conditions, the Transaction was performed and SHUSA increased its share up to the 100% of SC's common stock. The transaction has meant a disbursement of USD 2,510 million (around EUR 2,239 million) for the Group, with a decrease of reserves of EUR 487 million and a decrease of EUR 1,752 million of minority interests.
Acquisition of Amherst Pierpont, a U.S. fixed-income broker dealer
On 15 July 2021, Santander Holdings USA, Inc. reached an agreement to acquire Amherst Pierpont Securities, a market-leading independent fixed-income and structured products broker dealer, through the acquisition of its parent holding company, Pierpont Capital Holdings LLC, for a total consideration of approximately USD 450 million (around EUR 405 million). The operation has been closed on 11 April 2022 once the pertinent regulatory approvals have been obtained. Immediately after the acquisition, SHUSA has lent financing to the company for an amount of USD 163 million (approximately EUR 147 million), which the company will use to cancel debt with third parties. Amherst Pierpont will become part of Santander Corporate & Investment Banking (Santander CIB) Global business line.

104	January - March 2022

3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
During the first three months of 2022 and 2021, no cash remuneration has been made by Banco Santander.
On April 1, 2022, the general shareholders' meeting approved the payment of a complementary interim cash dividend charged to the results of 2021, agreed at the board of directors on 24 February 2022, of EUR 5.15 cents per share that will be effective as of 2 May 2022.
Likewise, the general shareholders´ meeting approved to implement a share buyback program agreed by the board of directors for a maximum amount of EUR 865 million started on 15 March 2022 until 18 May 2022, for which Banco Santander has received authorization from the European Central Bank.
The board of directors that took place on 25 March 2021, agreed to pay a dividend of EUR 2.75 cents in cash per share against the 2020 financial year, charged to the share premium of an amount of 477 million euros (see interim condensed consolidated statement of change in total equity and note 11), which was effective as of 4 May 2021, this being the maximum amount allowed by the recommendation of the European Central Bank of 15 December 2020.
b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first three months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	31-03-2022	31-03-2021
Profit attributable to the Parent (EUR million)	2,543	1,608
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(141)	(137)
	2,402	1,471
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	2,402	1,471
Weighted average number of shares outstanding	17,049,488,114	17,311,025,179
Basic earnings per share (euros)	0.14	0.08
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.14	0.08

ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first three months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

January - March 2022	105

Accordingly, diluted earnings per share were determined as follows:

	31-03-2022	31-03-2021
Profit attributable to the Parent (EUR million)	2,543	1,608
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(141)	(137)
	2,402	1,471
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	2,402	1,471
Weighted average number of shares outstanding	17,049,488,114	17,311,025,179
Dilutive effect of options/receipt of shares	48,892,456	46,145,981
Adjusted number of shares	17,098,380,570	17,357,171,160
Diluted earnings per share (euros)	0.14	0.08
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.14	0.08

4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2021 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2021.
Following is a summary of the most significant data on the remunerations and benefits for the first three months ended 31 March 2022 and 2021:
Remuneration of members of the board of directors (1)

	EUR thousand
	31-03-2022	31-03-2021
Members of the board of directors:
Remuneration concept
Fixed salary remuneration of executive directors	1,339	1,526
Variable salary remuneration of executive directors	—	—
Directors fees	241	363
Bylaw-stipulated emoluments (annual emolument)	955	930
Other (except insurance premiums)	956	916
Sub-total	3,491	3,735
Transactions with shares and/or other financial instruments		—
	3,491	3,735
(1)The Notes to the consolidated annual accounts for 2022 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

106	January - March 2022

Other benefits of members of the board of directors

	EUR thousand
	31-03-2022	31-03-2021
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	114	26
Pension funds and plans: Endowments and/or contributions (1)	473	456
Pension funds and plans: Accumulated rights (2)	66,682	68,169
Life insurance premiums	721	677
Guarantees provided for directors	—	—
(1)   These correspond to the endowments and/or contributions made during first three months of 2022 and 2021 in respect of retirement pensions and complementary benefits for widowhood, orphanhood and permanent disability.
(2)   Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 31 March 2022 and 31 March 2021 rights accrued for this concept for EUR 49,288 thousand and EUR 50,918 thousand, respectively.
Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 31 March 2022 and 2021, excluding the executive directors:

	EUR thousand
	31-03-2022	31-03-2021
Senior management (1)
Total remuneration of senior management (2)	7,069	8,080
(1)None of the senior managers have ceased in their functions during the first three months of 2022, nor during the same period for 2021, so there is no amount to be reported.
(2)   The number of members of Banco Santander's senior management, excluding executive directors, is 15 as at 31 March 2022 (18 persons at 31 March 2021 ).
The variable annual remuneration (or bonuses) received for fiscal year 2021, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2022 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	31-03-2022	31-03-2021
Senior management (1)
Pension funds: Endowments and / or contributions (2)	1,394	1,553
Pension funds: Accumulated rights (3)	57,403	60,138
(1)None of the senior managers have ceased in their functions during the first three months of 2022, nor during the same period for 2021, so there is no amount to be reported.
(2)Corresponds to the allocations and/or contributions made during the first three months of 2022 and 2021 as retirement pensions.
(3)Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 31 March 2022 and 31 March 2021 rights accumulated for this same concept for EUR 114,817 thousand and EUR 160,329 thousand, respectively.

January - March 2022	107

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 31 March 2022 and 31 December 2021 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	31-03-2022
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	58,164
Equity instruments	12,736	4,157		2,370
Debt instruments	37,256	1,032	2,610	86,152	50,391
Loans and advances	40,316	609	9,783	9,372	1,046,288
Central Banks	6,221	—	—	—	14,927
Credit institutions	20,498	—	2,153	—	51,072
Customers	13,597	609	7,630	9,372	980,289
Total	148,472	5,798	12,393	97,894	1,096,679

	EUR million
	31-12-2021
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	54,292
Equity instruments	15,077	4,042		2,453
Debt instruments	26,750	957	2,516	97,922	35,708
Loans and advances	20,834	537	13,441	7,663	1,002,190
Central Banks	3,608	—	0	—	15,657
Credit institutions	10,397	—	3,152	—	39,169
Customers	6,829	537	10,289	7,663	947,364
Total	116,953	5,536	15,957	108,038	1,037,898

108	January - March 2022

Following is the gross exposure of financial assets subject to impairment stages at 31 March 2022 and 31 December 2021:

	EUR million
	31-03-2022				31-12-2021
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	95,455	14	77	95,546	122,469	387	6	122,862
Debt instruments	86,156	—	6	86,162	118,023	387	6	118,416
Loans and advances	9,299	14	71	9,384	4,446	—	—	4,446
Central Banks	—	—	—	—	—	—	—	—
Credit institutions	—	—	—	—	—	—	—	—
Customers	9,299	14	71	9,384	4,446	—	—	4,446
Financial assets at amortised cost	1,020,951	65,812	33,777	1,120,540	934,475	50,535	32,479	1,017,489
Debt instruments	50,066	161	400	50,627	29,552	59	641	30,252
Loans and advances	970,885	65,651	33,377	1,069,913	904,923	50,476	31,838	987,237
Central Banks	14,927	—	—	14,927	18,474	—	—	18,474
Credit institutions	51,078	—	1	51,079	40,956	—	1	40,957
Customers	904,880	65,651	33,376	1,003,907	845,493	50,476	31,837	927,806
Total	1,116,406	65,826	33,854	1,216,086	1,056,944	50,922	32,485	1,140,351
On 31 March 2022, Grupo Santander has EUR 396 million (EUR 420 million on 31 December 2021) of exposure in impaired assets purchased with impairment, of which 334 million still show signs of impairment, which mainly correspond to the business combinations carried out by Grupo Santander.
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the first three months ended 31 March 2022 and 2021, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	31-03-2022	31-03-2021
Balance as at beginning of period	23,164	23,849

Impairment losses charged to income for the period	2,408	2,333
Of which:
Impairment losses charged to income	5,460	5,365
Impairment losses reversed with a credit to income	(3,052)	(3,032)
Write-off of impaired balances against recorded impairment allowance	(2,403)	(2,233)
Exchange differences and other	1,088	(327)

Balance as at end of period	24,257	23,622

Of which, relating to:
Impaired assets	14,578	13,883
Other assets	9,679	9,739

Of which:
Individually calculated	2,767	3,101
Collectively calculated	21,490	20,521

January - March 2022	109

Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 31 March 2022 and 31 March 2021:

	EUR million
	31-03-2022
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	4,182	5,224	13,546	22,952
Transfers between stages	(341)	(98)	1,808	1,369
Variation due to credit risk	228	(62)	879	1,045
Write-offs	—	—	(2,403)	(2,403)
Exchange differences and other	256	252	543	1,051
Carrying amount at end of period	4,325	5,316	14,373	24,014

	EUR million
	31-03-2021
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	4,252	5,672	13,647	23,571
Transfers between stages	(211)	233	1,296	1,318
Variation due to credit risk	380	(389)	1,024	1,015
Write-offs	—	—	(2,233)	(2,233)
Exchange differences and other	(193)	(27)	(99)	(319)
Carrying amount at end of period	4,228	5,489	13,635	23,352
Previously written-off assets recovered during the first three months of 2022 and 2021 amount to EUR 309 million and to EUR 306 million, respectively. In addition, during the first three months of 2022 EUR 15 million were recognized for losses in the income statement due to renegotiation or contractual modifications (no amount being recognized in the first three months of 2021). Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 2,114 million and EUR 2,027 million during the first three months of 2022 and 2021, respectively.
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the first three months ended 31 March 2022 and 2021, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	31-03-2022	31-03-2021
Balance as at beginning of period	31,848	31,168
Net additions	3,553	2,590
Written-off assets	(2,403)	(2,233)
Exchange differences and other	1,113	431
Balance at end of period	34,111	31,956
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

110	January - March 2022

d)     Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 31 March 2022 and 31 December 2021:

	EUR million
	31-03-2022		31-12-2021
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1,046,288	1,046,365	1,002,190	1,006,711
Debt instruments	50,391	48,821	35,708	35,378
ASSETS	1,096,679	1,095,186	1,037,898	1,042,089
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 50.c of the consolidated annual accounts for the year 2021.
6.    Non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale at 31 March 2022 and 31 December 2021 is as follows presented by nature:

	EUR million
	31-03-2022	31-12-2021
Tangible assets	3,994	4,089
Of which:
Foreclosed assets	3,609	3,651
Of which: Property assets in Spain	3,044	3,120
Other tangible assets held for sale	385	438
	3,994	4,089
On 31 March 2022, the allowance recognised for the non-current tangible assets held for sale represented 48% (31 December 2021: 48%). The charges recorded in the first three months of 2022 and 2021 amounted to EUR 42 million and EUR 44 million, respectively, and the recoveries undergone during those periods amount to EUR 17 million and EUR 10 million, respectively.

7.   Tangible assets
a)   Changes in the period
In the first three months of 2022 and 2021, tangible assets (rights of use are not included) were acquired for EUR 2,180 million and EUR 1,763 million, respectively.
Also, in the first three months of 2022 and 2021 tangible asset items were disposed of with a carrying amount of EUR 1,436 million and EUR 651 million respectively, giving rise to a net gain of EUR 3 million and EUR 1 million, respectively.
b)   Property, plant and equipment purchase commitments
At 31 March 2022 and 2021, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 31 March 2022, Grupo Santander has tangible assets under lease for the amount of EUR 2,723 million (EUR 2,625 million at 31 December 2021).

January - March 2022	111

8.    Intangible assets
The detail of Intangible Assets - Goodwill at 31 March 2022 and 31 December 2021, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	31-03-2022	31-12-2021
Banco Santander (Brazil)	3,531	2,930
SAM Investment Holdings Limited	1,444	1,444
Santander Consumer Germany	1,304	1,304
Santander Bank Polska	1,084	1,095
Santander Portugal	1,040	1,040
Santander España	998	998
Santander Consumer USA	998	979
Santander Bank,National Association	656	643
Santander UK	629	633
Banco Santander - Chile	570	516
Grupo Financiero Santander (Mexico)	441	422
Getnet Brazil	341	287
Santander Consumer Nordics	228	224
Other entities	206	198
Total Goodwill	13,470	12,713
During the first quarter of 2022, the Group has reallocated the goodwill initially assigned to certain cash-generating units (CGUs), being the main modification the one made in the Banco Santander (Brazil) CGU, after the spin-off of Getnet Brasil and subsequent contribution of the Group's stake in this company to PagoNxt, SL. This reassignment has been made based on the relative values of the split units, none of them presenting evidence of impairment prior to the reassignment. The consolidated figures were not modified by this fact.
In addition, during the first three months of 2022 there has been an increase in goodwill of EUR 757 million, mainly due to exchange differences (see Note 11), which, in accordance with current regulations, have been recognised with a credit to Other comprehensive income - Items that may be reclassified to profit or loss - Foreign currency translation in equity through the condensed consolidated statement of recognised income and expense.

Note 17 of the consolidated annual accounts for the year ended 31 December 2021 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with the respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
The accounting standard (IAS 36) requires that a cash‑generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired.
Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indicators of impairment, Grupo Santander's directors concluded that in the first three months of 2022 there were no impairment losses which required recognition (see note 1.c).

112	January - March 2022

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 31 March 2022 and 31 December 2021, presented by nature and categories for valuation purposes:

	EUR million
	31-03-2022			31-12-2021
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	55,908			53,566
Short Positions	16,218			12,236
Deposits	25,740	32,876	1,110,408	13,667	27,279	1,078,587
Central banks	2,021	2,434	139,307	1,038	607	139,757
Credit institutions	11,011	1,157	55,274	6,488	1,064	52,235
Customer	12,708	29,285	915,827	6,141	25,608	886,595
Debt instruments	—	5,902	241,908	—	5,454	240,709
Other financial liabilities	—	—	36,999	—	—	29,873
Total	97,866	38,778	1,389,315	79,469	32,733	1,349,169

b)   Information on issues, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	31-03-2022	31-12-2021
Bonds and debentures outstanding	199,927	194,362
Subordinated	26,353	25,938
Promissory notes and other securities	21,530	25,863
Total debt instruments issued	247,810	246,163
The detail, at 31 March 2022 and 2021, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first three months of 2022 and 2021:

	EUR million
	31-03-2022
	Opening balance at 01-01-22	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 31-03-22
Bonds and debentures outstanding	194,362	—	20,114	(17,434)	2,885	199,927
Subordinated	25,938	—	113	(55)	357	26,353
Bonds and debentures outstanding and subordinated liabilities issued	220,300	—	20,227	(17,489)	3,242	226,280

	EUR million
	31-03-2021
	Opening balance at 01-01-21	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 31-03-21
Bonds and debentures outstanding	191,577	—	17,061	(13,819)	2,155	196,974
Subordinated	21,686	—	—	—	217	21,903
Bonds and debentures outstanding and subordinated liabilities issued	213,263	—	17,061	(13,819)	2,372	218,877

January - March 2022	113

c)    Other issues guaranteed by Grupo Santander
At 31 March 2022 and 2021, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 31 March 2022 and 31 December 2021:

	EUR million
	31-03-2022		31-12-2021
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,110,408	1,107,445	1,078,587	1,076,876
Debt instruments	241,908	241,558	240,709	246,697
Liabilities	1,352,316	1,349,003	1,319,296	1,323,573
Additionally, other financial liabilities are accounted for EUR 36,999 million and EUR 29,873 million as of 31 March 2022 and 31 December 2021, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in note 50.c of the consolidated annual accounts for 2021, other than those mentioned in these interim financial statements.
10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2021 to 31 March 2022, is mainly due to lower net actuarial losses as a result of changes in actuarial assumptions (see note 11.d).

b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 31 March 2022 and at 31 December 2021 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	EUR million
	31-03-2022	31-12-2021
Provisions for taxes	671	564
Provisions for employment-related proceedings (Brazil)	389	328
Provisions for other legal proceedings	1,209	1,104
Provision for customer remediation	324	745
Regulatory framework-related provisions	13	36
Provision for restructuring	729	749
Other	1,033	897
	4,368	4,423
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

114	January - March 2022

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The regulatory framework-related provisions include Bank Levy in the UK and in Poland the provision related to the Banking Tax.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the 'Other' heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk.
Qualitative information on the main litigation is provided in note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
The changes in provisions arising from civil contingencies and legal nature are disclosed in this note.
The main changes in provisions in the first three months of 2022 are as follows:
With respect to provisions for labor and other legal proceedings, in Brazil, provisions of EUR 43 million and EUR 49 million were recorded, making payments of EUR 47 million and EUR 34 million, respectively.
With respect to provisions for customer compensation, provisions have been applied in Poland as described in Note 10.c.ii.
On the regulatory framework side, in Poland, EUR 34 million were recorded and paid in the period of 3 months of 2022 under the said regulatory framework.
c)    Litigation and other matters
i. Tax-related litigation
At 31 March 2022 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. These claims are fully provisioned.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.

January - March 2022	115

•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. A defense against the tax assessment notices were submitted, and the appeal is pending decision in CARF. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 1,044 million, and for lawsuits that qualify as contingent liabilities is EUR 4,521 million.
•Banco Santander appealed before European Courts the Decisions 2011/5/CE of 28 October 2009 (First Decision), and 2011/282/UE of 12 January 2011 (Second Decision) of the European Commission, ruling that the deduction of the financial goodwill regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On October 2021 the Court of Justice has definitively confirmed these Decisions. The dismissal of the appeal, that only affects these two decisions, has no effect on equity.
At the date of approval of these interim financial statements certain other less significant tax-related proceedings are also in progress.
ii. Non-tax-related proceedings
At 31 March 2022 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): In recent years Santander UK plc has processed customer claims associated with the sale of payment protection insurance (PPI), derived from the Financial Conduct Authority guidelines. As of 31 March 2022 there is no provision related to those claims as the deadline for presenting them has already expired. However, customers can still commence in-court litigation for the mis-sale of PPI and a provision for the best estimate of any obligation to pay compensation in respect of current and future claims is recognized for this purpose.

116	January - March 2022

In addition, there is a legal dispute regarding allocation of liability for pre-2005 PPI policies underwritten by two entities (Axa France) that Axa Group acquired from Genworth Financial International Holdings, Inc. in September 2015. The dispute involves Santander Cards UK Limited (formerly known as GE Capital Bank Limited which was acquired by Banco Santander, S.A. from GE Capital group in 2008) which was the distributor of the policies in dispute and Santander Insurance Services UK Limited (the Santander Entities).
In July 2017, the Santander Entities notified Axa France that they did not accept liability for losses on PPI policies relating to the referred period. Santander UK plc entered in a Complaints Handling Agreement –that included a standstill agreement- agreeing to handle complaints on Axa France, whilst Axa France accepted paying redress assessed to be due to relevant policyholders on a without prejudice basis.
After the termination of the Complaints Handling Agreement, on 30 December 2020 Axa France provided written notice to the Santander Entities to terminate the standstill agreement. On 5 March 2021, the Santander Entities were served with a Claim Form and Brief Details of Claim by Axa France, claiming that the Santander Entities are liable to reimburse Axa France for pre-2005 PPI mis-selling losses, currently estimated at GBP 636 million (EUR 739 million). On 22 March 2021, the Santander Entities acknowledged service of the claim and notified the court of their intention to defend the claim in full and issued an application for Axa Frances’s claim to be struck out/summarily dismissed, which was heard by the Commercial Court on 22 and 23 February 2022 with judgement reserved. Decision is not expected until second quarter 2022.
In the event the claim is not dismissed, there are still ongoing factual issues to be resolved during the trial, which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The provision includes our best estimate of the Santander Entities’ liability for this matter.
•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision has been appealed by Delforca, Mobiliaria Monesa and the bankruptcy administrator. The appeal which the Bank has already opposed to will be resolved by the Provincial Court of Barcelona.
Separately, Mobiliaria Monesa, S.A. (parent of Delforca) filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: claim initiated in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Tribunal Regional do Trabalho (Regional Labour Court) and the High Employment Court (TST) ordered Santander Brazil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March 2019, the Supreme Federal Court (STF) rejected the extraordinary appeal filed by Santander Brazil.
Santander Bank Brazil filed a rescissory action before the TST to nullify the decisions of the main proceedings. The rescissory action was dismissed and a motion for clarification was filed, due to the absence of an explicit argument to deny the rescissory action filed by Santander Brazil. After the decision of the motion for clarification, Santander Brazil filed an extraordinary appeal in the rescissory action in February 2021, which was denied in an interlocutory decision in June 2021 by the TST. As Santander Brazil understands there is a conflict between the TST decision and the doctrine set by the STF, Santander Brazil has appealed this decision. This appeal is pending.
In August 2021, a first instance court has ruled that the enforcement of the TST decision shall be carried out individually, at the jurisdiction pertaining to each person. AFABESP appealed this decision. In December 2021, the Regional Labor Court denied the appeal filled by AFABESP. This decision has not been appealed by AFABESP, and therefore it has become final.
Santander Brazil external advisers have classified the risk as probable. The recorded provisions are considered sufficient to cover the risks associated with the legal claims that are being substantiated as of 31 March 2022.

January - March 2022	117

•'Planos Económicos': like the rest of the banking system in Brasil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to bank deposits ('economic plans'). At the end of 2017, an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits was reached and was approved by the Supremo Tribunal Federal. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, the STF approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the “Collor I Plan”. The provision recorded for the economic plan proceedings amounts to EUR 277 million at 31 March2022.
•Floor clauses: as a consequence of the acquisition of Banco Popular Español, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included "floor clauses" in certain asset-side transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 20 January, Banco Popular Español, S.A.U. made provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. At 31 March 2022, after having processed most of the customer requests, the potential residual loss associated with ongoing court proceedings is estimated at EUR 44 million, amount which is fully covered by provisions.
•Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U., the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, in application of the single resolution framework regulation referred to in Note 3 of the 2018 consolidated annual accounts, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB's resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U..
At this stage, it is not possible to foresee the total number of claims that could be filed by the former holders of shares and capital instruments (arising from the acquisition by investors of such shares and capital instruments of Banco Popular prior to resolution, including in particular, without limitation, the shares acquired in the context of the capital increase with pre-emptive subscription rights carried out in 2016), and their economic implications (especially considering that the decision to resolve in application of the new regulation has no precedent, and that it may be possible that future claims do not specify a specific amount, put forward new legal interpretations or involve a large number of parties).
In this respect, on 2 September 2020, the Provincial Court of La Coruña has referred a preliminary ruling to the Court of Justice of the European Union (“CJEU”) asking for the correct interpretation of Article 60(2) of Directive 2014/59/EU of the European Parliament and of the Council, dated 15 May 2014, which establishes a framework for the restructuring and resolution of credit institutions and investment firms. This article establishes that, in cases of redemption of capital instruments in a bank resolution, no liability shall remain in relation to the amount of the instrument that has been redeemed. On 2 December 2021, the CJEU Advocate General issued his opinion, considering that the Directive precludes former Banco Popular shareholders from bringing claims for compensation against Banco Santander. The judgement of the CJEU, which is likely to condition the outcome on the judicial proceedings that are currently ongoing, is expected on 5 May 2022.
Likewise, the Central Court of Instruction 4 is currently conducting preliminary proceedings 42/2017, in which, amongst other things, is being investigated the following: (i) the accuracy of the prospectus for the capital increase with subscription rights carried out by Banco Popular in 2016; and (ii) the alleged manipulation of the share price of Banco Popular until the resolution of the bank, in June 2017. During the course of the proceedings, on 30 April 2019, the Spanish National Court, ruled in favour of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court, which rejected it. In these proceedings, Banco Santander, S.A. could potentially be subsidiarily liable for the civil consequences.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. At 31 March 2022, the provisions recorded are considered sufficient to cover the risks associated with the court claims that can be estimated to date. However, if additional amounts have to be paid for claims already raised with an undetermined economic interest or for new claims which cannot be reliably estimated because of their specific circumstances, this could have a significant adverse effect on the Santander Group's results and financial situation.

118	January - March 2022

•German shares investigation: The Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in the UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result and the effects for the Group, which may potentially include the imposition of material financial penalties, cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.
•Banco Santander, S.A. has been sued in a legal proceeding in which the plaintiff alleges that a contract was concluded whereby he would be entrusted with the functions of CEO of the Bank. In the complaint, the claimant mainly requests a declaratory ruling that affirms the validity and conclusion of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. answered to the complaint stating that the conditions to which the appointment was subject to were not met and that the contract required by law was not concluded. On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million.
On 9 December 2021, the Court has rendered its decision ordering the Bank to compensate the plaintiff in the amount of EUR 67,8 million. On 13 January 2022, the Court has corrected and supplemented its judgment, reducing the total amount to EUR 51.4 million and establishing that part of this amount (EUR 18,6 million) would have to be paid in shares of Banco Santander and subject to the application of the same terms provided in the applicable Santander executives’ remuneration program (deferred and linked to Santander’s performance metrics). On 14 February 2022, the Bank filed an appeal against the judgment before the Provincial Court of Madrid, which was formally objected by the plaintiff on 7 March 2022. The decision is pending.
In parallel, the plaintiff lodged a request for provisional partial enforcement of the judgment of first instance. An order was issued for execution and the Bank deposited the entire amount within the voluntary compliance period. If the appeal filed by the Bank succeeds, the amount would be returned with the applicable interest. The provisions recorded are considered to be sufficient to cover the risks deriving from this claim.
•Universalpay Entidad de Pago, S.L. has filed a lawsuit against Banco Santander, S.A. for breach of the marketing alliance agreement (MAA) and claim payment (EUR 1,050 million). The claim is being processed in the Court of First Instance no. 81 of Madrid. The MAA was originally entered into by Banco Popular Español, S.A.U. and its purpose is the rendering of acquiring services (point of sale payment terminals) for businesses in the Spanish market. The lawsuit is mainly based on the potential breach of clause 6 of the MAA, which establishes certain obligations of exclusivity, non-competition and customer referral.
The Bank answered the complaint on May 2021 and the pretrial hearing took place on 11 March 2022. The hearing of the case will take place on 10 and 11 November 2022. At the current stage of the proceeding, there are still factual issues pending resolution, which may have legal consequences and affect any potential liability. This uncertainty makes it impossible to reliably predict the resolution of the issue, the timing or the significance of the potential economic impact. There are legal and factual issues pending to be determined. This means that it is not possible to reliably predict the resolution of the issue or the significance of the potential economic impact.
•CHF Polish Mortgage Loans: On 3 October 2019, the Court of Justice of the European Union (CJEU) rendered its decision in relation to a judicial proceeding against an unrelated bank in Poland considering that certain contractual clauses in CHF-indexed loan agreements were abusive. The CJEU has left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In case of maintenance of the contract, the court may only integrate the contract with subsidiary provisions of national law and decide, in accordance with those provisions, on the applicable rate.
On 2 September 2021, the Supreme Court was expected to take a position regarding the key issues in disputes concerning loans based on foreign currency, clarifying the discrepancies and unifying case law. The resolution was not adopted and instead, the Supreme Court referred questions to the CJEU on constitutional issues of the Polish judiciary system. No new date for consideration of the issue has been set and no comprehensive decision by the Supreme Court on CHF of the issue is expected in the near future. In the absence of a comprehensive position of the Supreme Court, it is difficult to expect a full unification of judicial decisions, and decisions of the Supreme Court and CJEU issued on particular issues may be important for shaping further case law on CHF matters.
As of 31 March 2022, Santander Bank Polska and Santander Consumer Bank Poland maintain a portfolio of mortgages denominated in or indexed to CHF for an approximate gross amount of 9,127 million zlotys (EUR 1,966 million). As of 1 January 2022, in accordance with IFRS 9 and based on the new best available information, the gross carrying amount of mortgage loans denominated and indexed in foreign currencies is reduced by the amount in which the estimated cash flows are not expected to cover the gross amount of loans, including as a result of legal controversies relating to these loans. In the absence of exposure or insufficient gross exposure, a provision according to IAS 37 is recorded. Total value of adjustment to gross carrying amount in accordance with IFRS9 as well as provisions recorded under IAS37, amount to 2,117 million zlotys (455 million euros).

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This provision represents the best estimate as at 31 March 2022 given the difficulty to predict the financial impact, as it is for national courts to decide the relevant issues and the process of analyzing and deciding on the KNF proposal described below has not yet been completed. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions.
In December 2020, the Chairman of the Polish Financial Supervision Authority (KNF) presented a proposal for voluntary settlements between banks and borrowers under which CHF loans would be retrospectively settled as PLN loans bearing an interest rate based on WIBOR plus margin. This proposal is currently under analysis within Santander Bank Polska and Santander Consumer Bank Poland, depending on the results of this analysis, Santander Bank Polska and Santander Consumer Bank Poland will decide whether to adhere to this proposal and will proceed to include additional scenarios in the models for calculating provisions and reflect the estimated impact on their level.
While the above referred events could lead to significant changes in the level of expected provisions, in the opinion of Santander Bank Polska and Santander Consumer Bank Poland, it is not possible to reliably estimate the value of their impact on their financial position at 31 March 2022.
•Banco Santander Mexico. Dispute regarding an inheritance trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four children in which he affected shares of Alfa, S.A.B. de C.V. (respectively, "Alfa" and the "Trust"). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his children and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
Mr. Roberto Garza Sada, passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.
On 7 June 2021, Santander México filed an appeal for constitutional review against the decision of the Collegiate Court before the Supreme Court of Justice of the Nation, considering that this court was not empowered to resolve substantive issues that had not been raised by the parties, lack of procedural standing, and the absence of a decision imposing the plaintiffs to pay costs. This appeal was rejected by the President of the Supreme Court of Justice of the Nation on 1 October 2021 on the grounds that the matter, although it refers to constitutional matters, is not of exceptional interest.
On 6 October 2021, Santander México filed an appeal against this decision before the Supreme Court itself, which was rejected in limine by the President of the Court by order dated 11 October 2021, considering that against the dismissal of the appeal for constitutional review, there is no possible appeal pursuant to the Constitutional Reform of March 2021. Against this decision, on 8 December 2021, a new appeal was filed for this matter to be reviewed by the First Chamber of the Supreme Court of Justice of the Nation, considering that the failure to accept the appeal constitutes a retroactive application of the law, and that this violates the transitory fifth article of the reform of the “Ley de Amparo” published on 7 June 2021. This appeal has not been admitted by the Chairman of the Supreme Court of Justice of the Nation on 3 January 2022 (and notified on 17 February 2022).
In compliance with the aforementioned ruling of 7th May 2021, the Seventh Civil Chamber of the Superior Court of Justice of Nuevo León has issued a judgement imposing Santander Mexico to pay the benefits claimed by the plaintiffs. As a result of this judgement, Santander Mexico has filed a new appeal (recurso de amparo) and has requested that it be resolved by the Supreme Court of Justice of the Nation. Santander México estimates that the actions taken should prevail and reverse the decision against it. However, given the procedural stage of the case, Santander México has classified this risk as possible. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to determine it at this time.
•URO Property Holdings SOCIMI SA: on 16 February 2022, legal proceedings were commenced in the Commercial Court of London against Uro Property Holdings SOCIMI SA (“Uro”), a subsidiary of Banco Santander, S.A., by BNP Paribas Trust Corporation UK Limited (“BNP”) in its capacity as trustee on behalf of certain bondholders and beneficiaries of security rights. The litigation concerns certain terms of a financing granted to Uro which was supported by a bond issue in 2015 with BNP acting as trustee on behalf of the bondholders and security right beneficiaries. The litigation seeks a declaration by the Court that Uro must pay an additional premium above the nominal value of the financing repayment as a consequence of Uro having lost its status as SOCIMI (Sociedad Anónima Cotizada de Inversión Inmobiliaria), such loss causing the prepayment of the bond issue and, in the opinion of the claimant BNP, also the obligation to pay the additional premium by Uro. Uro denies being liable to pay that additional premium and intends to defend the claim within the term available for filing the defense statement. It is estimated that the maximum loss associated with this possible contingency, amounts to approximately 250 million euros. Trial hearing has not been scheduled yet.

120	January - March 2022

Banco Santander and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 31 March 2022, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Disputes in which provisions have been registered but are not disclosed is justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.
11.   Equity
In the first three month periods ended 31 March 2022 and 2021 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
Banco Santander's share capital at 31 March 2022 and 31 December 2021 consisted of EUR 8,670 million, represented by 17,340,641,302 shares of EUR 0.5 of nominal value each and all of them of a unique class and series.
b)    Share premium
Includes the amount paid by the bank's shareholders in capital issues in excess of par value.
The decreased produced in 2021 for an amount of EUR 4,034 million has been the consequence of applying the result obtained by Banco Santander during the financial year 2020, consisting of losses of EUR 3,557 million and the charge of the dividend for the fiscal year 2020 for an amount of EUR 477 million, as reflected in the interim consolidated statement of changes in total equity.
c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	31-03-2022	31-12-2021
Other comprehensive income accumulated	(30,978)	(32,719)
Items not reclassified to profit or loss	(3,611)	(4,241)
Actuarial gains or losses on defined benefit pension plans	(3,279)	(3,986)
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(6)	(8)
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(255)	(157)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	298	275
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(298)	(275)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(71)	(90)
Items that may be reclassified to profit or loss	(27,367)	(28,478)
Hedge of net investments in foreign operations (effective portion)	(5,724)	(4,283)
Exchange differences	(19,782)	(23,887)
Hedging derivatives (effective portion)	(1,316)	(276)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(177)	436
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(368)	(468)
d) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the condensed consolidated statement of recognised income and expense.

January - March 2022	121

During the first three months of 2022, the amount of actuarial losses (net of actuarial gains) has decreased by EUR 858 million. The main impacts are:
•Decrease of EUR 741 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution experienced by the discount rate (increase from 1.90% to 2.81%), partly compensated by the inflation variation (increase from 3.37% to 3.65%) and the movement of assets.
•Decrease of EUR 110 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the discount rate variation (increase from 0.90% to 1.90%).
•Decrease of EUR 69 million in the cumulative actuarial losses relating to the Group's businesses in Germany, due to the discount rate variation (increase from 1.45% to 2.22%).
•Decrease of EUR 38 million in the cumulative actuarial losses relating to the Group's businesses in Portugal, due to the discount rate variation (increase from 1.10% to 1.60%).
•Decrease of EUR 23 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the increase in the discount rate (increase from 8.39% to 8.68% for pension plans), partly compensated by changes in the collective.
The other modification in accumulated actuarial profit or losses is an increase of EUR 123 million as a result of the evolution of exchange rates, mainly the appreciation of the Brazilian real.

e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 31 March 2022 and 31 December 2021 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result depending on the geographical origin of the issuer':

	EUR million
	31-03-2022				31-12-2021
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	24	(658)	(634)	761	25	(663)	(638)	759
International
Rest of Europe	40	(58)	(18)	172	39	(58)	(19)	170
United States	14	(4)	10	33	13	(4)	9	31
Latin America and rest	392	(5)	387	1,404	496	(5)	491	1,493
	470	(725)	(255)	2,370	573	(730)	(157)	2,453
Of which:
Listed	397	(40)	357	1,446	500	(44)	456	1,521
Unlisted	73	(685)	(612)	924	73	(686)	(613)	932
f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

122	January - March 2022

The net variation of both headings recognised during the first three months of 2022 in the interim condensed consolidated statement of income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the appreciation of the Brazilian real, US dollar, Chilean peso and Mexican peso, and in the negative side the impact of the depreciation of the pound sterling and the polish zloty (see Note 1.e). Of this variation, EUR 740 million correspond to the valuation at the closing exchange rate of goodwill for the first three months of 2022 (see Note 8).

g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 31 March 2022 and 31 December 2021 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	EUR million
	31-03-2022				31-12-2021
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government and central banks debt instruments
Spain	161	—	161	9,582	271	—	271	12,917
Rest of Europe	424	(169)	255	18,472	544	(118)	426	20,397
Latin America and rest of the world	221	(639)	(418)	47,046	334	(438)	(104)	49,847
Private-sector debt instruments	40	(215)	(175)	20,424	80	(237)	(157)	22,424
	846	(1,023)	(177)	95,524	1,229	(793)	436	105,585
In the first quarter of 2022 management has changed the business models due to the cease of significant activities related to the commercialization of a certain type of current accounts in Poland and the origination of mortgages and home equity loans in the US. Due to this fact Debt securities were transferred from the 'Financial asset at fair value through other comprehensive income' to the ‘Financial asset at amortised cost', being the value of these assets at the date of the transfer EUR 4.746 million.
The business models are subject to change as the requirements of IFRS9 are met. Moreover, as established in IFRS 9, the aforementioned transfer was made prospectively. The financial asset is reclassified at its fair value at the reclassification date, and the cumulative gain or loss previously recognized in other comprehensive income is removed from equity. As a result, the financial asset is measured at the reclassification date as if it had always been measured at amortized cost and the cumulative gain or loss previously recognized in 'Other comprehensive income' (See condensed consolidated statements of recognised income and expense) is adjusted against the fair value of the financial asset at the reclassification date.
12.   Segment information (Primary segment)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. We prepare the information by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.

January - March 2022	123

On 4 April 2022, Grupo Santander announced that, starting and effective with the financial information for the first quarter of 2022, it will carry out changes in the reportable segments to reflect the new reporting structure.
The main changes, which have been applied to management information for all periods included in the interim financial statements, relate to the allocation of certain financial costs of the Corporate Centre as follows:
•Further clarity in the minimum requirement for own funds and eligible liabilities (MREL) and total loss absorbing capacity (TLAC) regulation makes it possible to allocate the cost of eligible debt issuances to the corresponding units from the Corporate Centre.
•Other financial costs, primarily associated with the cost of funding the excess capital held by the units above the Group's CET1 ratio have been reassigned from the Corporate Centre to the corresponding units.
Following is the breakdown of revenue that is deemed to be recognised under Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net, Other operating income and Income from assets under insurance and reinsurance contracts in the accompanying consolidated income statements for the first three months ended 31 March 2022 and 2021.
In addition to these operating units, which report by geographic area and businesses, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander's assets and liabilities committee, as well as management of liquidity and of shareholders' equity via issuances.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.
Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the first three months ended 31 March 2022 and 2021:

	EUR million
	Revenue from ordinary activities		Profit before taxes		Profit
Segment	31-03-2022	31-03-2021	31-03-2022	31-03-2021	31-03-2022	31-03-2021
Europe	6,237	5,592	1,494	1,138	1,018	770
North America	3,913	3,687	1,050	1,175	806	750
South America	9,059	6,098	1,561	1,500	900	770
Digital Consumer Bank	1,631	1,614	502	446	282	250
Corporate Centre	35	3	(436)	(445)	(463)	(402)
Underlying Profit	20,875	16,994	4,171	3,814	2,543	2,138
Adjustments	—	—	—	(712)	—	(530)
Statutory Profit	20,875	16,994	4,171	3,102	2,543	1,608
Explanation of adjustments:
In the first three months of 2021, the impact of restructuring costs of EUR -530 million was mainly in the United Kingdom and Portugal.
1

124	January - March 2022

13.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first three months of 2022 and 2021, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	31-03-2022
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	7	—	7
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	91	—	91
	—	—	98	—	98
Income
Finance income	—	—	39	—	39
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	306	—	306
	—	—	345	—	345

	EUR million
	31-03-2022
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	—	318	(1)	317
Financing agreements: loans and capital contributions (borrower)	—	14	(100)	133	47
Guarantees provided	—	—	—	—	—
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	(14)	—	(14)
Dividends and other distributed profit	—	—	—	—	—
Other transactions	—	—	(121)	—	(121)

January - March 2022	125

	EUR million
	31-03-2022
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	14	8,903	383	9,300
Other collection rights	—	—	762	—	762
	—	14	9,665	383	10,062
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	33	3,230	330	3,593
Other payment obligations	—	—	156	—	156
	—	33	3,386	330	3,749

	EUR million
	31-03-2021
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	2	—	2
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	27	—	27
	—	—	29	—	29
Income
Finance income	—	—	20	1	21
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	290	—	290
	—	—	310	1	311

126	January - March 2022

	EUR million
	31-03-2021
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	(1)	896	(7)	888
Financing agreements: loans and capital contributions (borrower)	—	3	(47)	(49)	(93)
Guarantees provided	—	—	—	—	—
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	10	5	15
Dividends and other distributed profit	—	—	—	—	—
Other transactions	—	—	(43)	—	(43)

	EUR million
	31-12-2021
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	14	8,585	384	8,983
Other collection rights	—	—	801	—	801
	—	14	9,386	384	9,784
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	19	3,331	197	3,547
Other payment obligations	—	—	74		74
	—	19	3,405	197	3,621

January - March 2022	127

14.   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	31-03-2022	31-12-2021
Loan commitments granted	279,232	262,737
Of which impaired	641	615
Financial guarantees granted	11,053	10,758
Of which impaired	189	188
Bank sureties	11,011	10,715
Credit derivatives sold	42	43
Other commitments granted	86,308	75,733
Of which impaired	1,055	781
Other granted guarantees	41,662	40,158
Other	44,646	35,575
The breakdown of the off-balance sheet exposure and impairment on 31 March 2022 and 31 December 2021 by impairment stages is EUR 367,437 million and EUR 337,113 million of exposure and EUR 386 million and EUR 372 million of impairment in stage 1, EUR 7,271 million and EUR 10,531 million of exposure and EUR 141 million and EUR 200 million of impairment in stage 2, and EUR 1,885 million and EUR 1,584 million of exposure and EUR 226 million and EUR 161 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the first three months ended 31 March 2022 and 2021 is as follows:

Average headcount
	Bank		Group
	31-03-2022	31-03-2021	31-03-2022	31-03-2021
Men	11,002	13,332	90,166	87,892
Women	10,797	12,451	107,448	103,214
	21,799	25,783	197,614	191,106

The number of branches at 31 March 2022 and 31 December 2021 is as follow:

Number of branches
	Group
	31-03-2022	31-12-2021
Spain	2,003	1,998
Group	7,895	7,881
	9,898	9,879

128	January - March 2022

16.   Other disclosures
The following table shows a summary of the fair values, at 31 March 2022 and 31 December 2021, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	31-03-2022			31-12-2021
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	47,965	100,507	148,472	39,678	77,275	116,953
Non-trading financial assets mandatorily at fair value through profit or loss	2,364	3,434	5,798	2,398	3,138	5,536
Financial assets at fair value through profit and loss	2,116	10,277	12,393	2,113	13,844	15,957
Financial assets at fair value through other comprehensive income	74,128	23,766	97,894	77,749	30,289	108,038
Hedging derivatives (assets)	—	4,460	4,460	—	4,761	4,761
Financial liabilities held for trading	12,898	84,968	97,866	10,379	69,090	79,469
Financial liabilities designated at fair value through profit or loss	3,490	35,288	38,778	3,620	29,113	32,733
Hedging derivatives (liabilities)	—	8,078	8,078	—	5,463	5,463
Liabilities under insurance contracts	—	812	812	—	770	770
The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first three months of 2022 and 2021, Grupo Santander did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2021.
As of 31 March 2022, the CVA (Credit Valuation Adjustment) accounted for was EUR 255.9 million (an increase of 8.2% compared to 31 December 2021) and adjustments of DVA (Debt Valuation Adjustment) was EUR 201.5 million (an increase of 24.6% compared to 31 December 2021). The movement is mainly due to the fact that credit spread levels have increased by around 20% compared to year-end levels. These increases have been partially offset by reductions in exposures due to the increase in the medium and long-term yield curves.

January - March 2022	129

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 31 March 2022 and 31 December 2021:

	EUR million		EUR million
	Fair values calculated using internal models at 31-03-2022(*)		Fair values calculated using internal models at 31-12-2021 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	133,644	8,800	121,640	7,667
Financial assets held for trading	100,032	475	76,738	537
Central banks (**)	6,221	—	3,608	—	Present value method	Yield curves, FX market prices
Credit institutions (**)	20,498	—	10,397	—	Present value method	Yield curves, FX market prices
Customers (**)	13,597	—	6,829	—	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	2,165	29	2,312	24	Present value method	Yield curves, FX market prices
Derivatives	57,551	446	53,592	513
Swaps	45,123	210	43,700	224	Present value method, Gaussian Copula	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,518	3	539	12	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,232	128	2,112	182	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	459	—	409	—	Present value method	Yield curves, FX market prices
Index and securities options	331	51	439	41	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	7,888	54	6,393	54	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	4,460	—	4,761	—
Swaps	3,998	—	4,202	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	6	—	9	—	Black-Scholes Model	Yield curves, FX market prices, Volatility surfaces
Other	456	—	548	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,457	1,977	1,273	1,865
Equity instruments	442	1,351	415	1,231	Present value method	Market price, Yield curves, Dividends and Others
Debt instruments	705	327	589	366	Present value method	Yield curves
Loans and receivables	310	299	269	268	Present value method, swap asset model & CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	9,770	507	13,426	418
Credit institutions	2,153	—	3,152	—	Present value method	Yield curves, FX market prices
Customers (***)	7,616	14	10,270	18	Present value method	Yield curves, FX market prices, HPI
Debt instruments	1	493	4	400	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	17,925	5,841	25,442	4,847
Equity instruments	2	885	74	821	Present value method	Market price, Yield curves, Dividends and Others
Debt instruments	13,291	216	21,585	146	Present value method	Yield curves, FX market prices
Loans and receivables	4,632	4,740	3,783	3,880	Present value method	Yield curves, FX market prices and Credit curves
LIABILITIES	128,405	741	103,807	629
Financial liabilities held for trading	84,754	214	68,930	160
Central banks (**)	2,021	—	1,038	—	Present value method	FX market prices, Yield curves
Credit institutions (**)	11,011	—	6,488	—	Present value method	FX market prices, Yield curves
Customers	12,708	—	6,141	—	Present value method	FX market prices, Yield curves
Derivatives	55,487	214	53,234	160
Swaps	43,127	62	42,438	44	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	975	4	2,720	26	Black Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices
Interest rate options	2,702	44	446	67	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	843	80	658	7	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	205	—	184	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation
Other	7,635	24	6,788	16	Present value method, volatility models	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	3,527	—	2,029	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	8,078	—	5,463	—
Swaps	5,637	—	4,149	—	Present value method	Yield curves ,FX market prices, Basis
Other	2,441	—	1,314	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	34,761	527	28,644	469	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	812	—	770	—	Present Value Method with actuarial techniques	Mortality tables and interest rate curves

130	January - March 2022

(*) The internal models of level 2 implement figures based on the parameters observed in the market, while Level 3 internal models uses significant inputs that are not observable in market data.
(**)    Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(***) Includes mainly structured loans to corporate clients.

Level 3 financial instruments
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
•Illiquid equity in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
•Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some units (mainly South America)where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the interim condensed consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recorded in the results of the first three months of 2022 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 70 million profit (EUR 112 million loss in the first three months of 2021).

January - March 2022	131

The table below shows the effect, at 31 March 2022 and 31 December 2021, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

2022
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Derivatives
CCS	Forward estimation	Interest rate	4pb - 4pb	0.24	-0.05	0.06
CCS	Discounted Cash Flows	Interest rate	-0.7% - 0.7%	0.73	-0.10	0.10
EQ Options	EQ option pricing model	Volatility	0% - 90%	62.63	-0.20	0.46
EQ Options	Local volatility	Volatility	10% - 90%	40.00	-6.16	6.16
FRAs	Asset Swap model	Interest rate	0% - 4%	1.78	-0.82	0.66
FX Options	FX option pricing model	Volatility	0% - 50%	32.14	-0.25	0.45
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	-50% - 50%	50.00	-0.47	0.23
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	13.29	-0.40	0.20
IR Futures	Asset Swap model	Interest rate	0% - 15%	5.91	-0.91	0.59
IR Options	IR option pricing model	Volatility	0% - 60%	36.28	-0.16	0.25
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	90% - 10%	-40.00	-0.17	0.17
IRS	Asset Swap model	Interest rate	-6% - 12.8%	10.36	-0.06	0.11
IRS	Discounted Cash Flows	Swap Rate	8.3% - 8.7%	-2.97	-0.09	0.04
IRS	Discounted Cash Flows	Credit spread	92.3pb - 444.4pb	144.23	-4.22	3.33
IRS	Discounted Cash Flows	Inflation Swap Rate	3.5% - 6.1%	0.67	0.00	0.00
IRS	Forward estimation	Prepayment rate	6% - 12%	n.a.	0.00	0.00
IRS	Forward estimation	Interest rate	-8.95 TIIE91pb - 15.18 TIIE 91pb	n.a.	-0.06	0.06
IRS	Others	Others	0.05	n.a.	-2.12	1.15
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	1.28	-0.12	0.09
Others	Forward estimation	Price	0% - 2%	0.61	-0.55	0.24
Property derivatives	Option pricing model	Growth rate	0% - 5%	2.50	-9.71	9.71
Swaptions	IR option pricing model	Volatility	0% - 40%	26.67	-0.11	0.23
Debt securities
Corporate debt	Price based	Market price	6.5% - 8.8%	1.15	-0.00	0.00
At Fair Value through P&L
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 0.7%	0.32	-0.27	0.27
Mortgage portfolio	Black Scholes Model	Growth rate	0% - 5%	2.5	-1.54	1.54
Repos / Reverse repos	Discounted Cash Flows	Repo-curve	-0.5% - -0.5%	0.16	0.00	0.00
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 20%	10.83	-0.85	1.00
Government debt	Discounted Cash Flows	Discount curve	0% - 10%	8.33	-3.46	17.24
Other debt securities	Others	Inflation Swap Rate	0% - 10%	4.74	-4.57	4.12

132	January - March 2022

2022
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Mandatorily Fair Value through P&L
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	-1pb-1pb	1	-0.60	0.60
Property securities	Probability weighting	Growth rate	0% - 5%	2.5	-1.18	1.18
Equity instruments
Equities	Price Based	Price	90% - 110%	10	-1.35	1.35
At Fair Value through OCI
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	-41.74	0.00
Loans	Discounted Cash Flows	Interest rate curve	-0.1% - 0.1%	0.12	-0.08	0.08
Loans	Discounted Cash Flows	Margin of a reference portfolio	-1pb - 1pb	1.00	-13.10	13.00
Loans	Forward estimation	Credit spread	77pb - 242pb	n.a.	—	—
Debt securities
Government debt	Discounted Cash Flows	Interest rate	-0.6% - 0.6%	0.61	-0.01	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	10.00	-88.49	88.49
Held for trading (Liabilities)
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	32.36	-0.09	0.06
At Fair Value through P&L (Liabilities)
Loans and advances to customers
Repos / Reverse repos	Repodeal model	Long-term repo spread	n.a.	n.a.	-0.31	0.00

January - March 2022	133

2021
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	36.30%	(0.05)	0.43
CCS	Discounted Cash Flows	Interest rate	(0,7)%-0,7%	0.73%	(0.11)	0.11
CCS	Forward estimation	Interest rate	4pb - (4)pb	(0.09)%	(0.03)	0.03
Convertibility curve- inputs: NDFs Offshore	Forward estimation	Price	0% - 2%	0.61%	(0.65)	0.28
EQ Options	EQ option pricing model	Volatility	10% - 90%	40.00%	(6.82)	6.82
EQ Options	Local volatility	Volatility	0% - 90%	61.20%	(0.24)	0.52
FRAs	Asset Swap model	Interest rate	0% - 4%	1.78%	(0.91)	0.73
FX Options	FX option pricing model	Volatility	0% - 50%	32.14%	(0.28)	0.50
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	-50% - 50%	50.00%	(0.56)	0.28
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	13.29%	(0.47)	0.24
IR Futures	Asset Swap model	Interest rate	0% - 15%	5.91%	(1.09)	0.71
IR Options	IR option pricing model	Volatility	0% - 60%	36.28%	(0.20)	0.31
IRS	Asset Swap model	Interest rate	-6% - 12.8%	10.36%	(0.07)	0.13
IRS	Discounted Cash Flows	Credit spread	103,1pb - 375,6pb	71.91%	(7.21)	4.16
IRS	Discounted Cash Flows	Inflation Swap Rate	(0,8)% - 6.5%	1.81%	0.04	0.01
IRS	Discounted Cash Flows	Swap Rate	7,7% - 8,2%	(2.87)%	(0.23)	0.04
IRS	Forward stimation	Interest rate	(8.98)TIIE91pb - 11,12TIIE91pb	n.a.	(0.27)	0.17
IRS	Forward stimation	Prepayment rate	6% - 12%	n.a.	—	—
IRS	Others	Others	(0.05)%	n.a.	(1.49)	n.a.
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	0.44%	(0.09)	0.05
Property derivatives	Option pricing model	Growth rate	0% - 5%	2.50%	(2.62)	2.62
Swaptions	IR option pricing model	Volatility	0% - 40%	26.67%	(0.1)	0.27
Debt securities
Corporate debt	Price based	Market price	85% - 115%	15.00%	—	—
At Fair Value through P&L
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 1,4%	0.66%	(0.26)	0.27
Mortgage	Black Scholes model	Growth rate	0%-5%	2.50%	(1.90)	1.90
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 20%	9.88%	(1.23)	1.20
Government debt	Discounted Cash Flows	Discount curve	0% - 10%	8.33%	(4.14)	20.69
Other debt securities	Others	Inflation Swap Rate	0% - 10%	4.74%	(5.47)	4.92

134	January - March 2022

2021
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Mandatorily Fair Value through P&L
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)pb - 1pb	0.01	(0.56)	0.60
Property securities	Probability weighting	Growth rate	0% - 5%	2.50%	(1.19)	1.19
Equity instruments
Equities	Price Based	Price	90% - 110%	10.00%	(123.10)	123.10
At Fair Value through OCI
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(0.42)	—
Loans	Discounted Cash Flows	Interest rate curve	(0.1)% - 0.1%	0.12%	(0.07)	0.07
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)pb - 1pb	1.00%	(13.12)	13.04
Loans	Forward estimation	Credit spread	77pb - 242pb	n.a.	—	—
Debt securities
Government debt	Discounted Cash Flows	Interest rate	0,6% - 0,8%	0.09%	(0.01)	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	10.00%	(82.13)	82.13
Held for trading (Liabilities)
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	36.30%	(0.50)	0.43
At Fair Value through P&L (Liabilities)
Loans and advances to customers
Repos / Reverse repos	Asset Swap model	Long-term repo spread	n.a.	n.a.	(0.36)	—

January - March 2022	135

Lastly, the changes in the financial instruments classified as Level 3 in the first three months of 2022 and 2021 were as follows:

	01-01-2022	Changes						31-03-2022
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	537	29	(43)	(85)	—	20	17	475
Debt instruments	22	1	—	—	—	—	5	28
Equity instruments	2	—	(1)	—	—	—	—	1
Trading derivatives	513	28	(42)	(85)	—	20	12	446
Swaps	224	22	(22)	(14)	—	—	—	210
Exchange rate options	12	—	(9)	—	—	—	—	3
Interest rate options	182	—	—	(53)	—	(1)	—	128
Index and securities options	41	4	(9)	(15)	—	22	8	51
Other	54	2	(2)	(3)	—	(1)	4	54
Trading financial assets at fair value through profit or loss	418	—	—	12	—	—	77	507
Credit institutions	—	—	—	—	—	—	—	—
Loans and advances to customers	18	—	—	(1)	—	—	(3)	14
Debt instruments	400	—	—	13	—	—	80	493
Non-trading financial assets mandatorily at fair value through profit or loss	1,865	131	(138)	107	—	(28)	40	1,977
Loans and advances to customers	268	58	(36)	(6)	—	—	15	299
Debt instruments	366	—	(13)	(2)	—	(28)	4	327
Equity instruments	1,231	73	(89)	115	—	—	21	1,351
Financial assets at fair value through other comprehensive income	4,847	2,968	(2,276)	—	(11)	263	50	5,841
Loans and advances to customers	3,880	2,930	(2,267)	—	(12)	195	14	4,740
Debt instruments	146	35	(1)	—	—	—	36	216
Equity instruments	821	3	(8)	—	1	68	—	885
TOTAL ASSETS	7,667	3,128	(2,457)	34	(11)	255	184	8,800
Financial liabilities held for trading	160	76	(11)	(36)	—	12	13	214
Trading derivatives	160	76	(11)	(36)	—	12	13	214
Swaps	44	6	(3)	16	—	—	(1)	62
Exchange rate options	7	6	(6)	(3)	—	—	—	4
Interest rate options	26	42	—	(24)	—	—	—	44
Index and securities options	67	4	(1)	(16)	—	12	14	80
Interest rate and equity futures	—	—	—	—	—	—	—	—
Others	16	18	(1)	(9)	—	—	—	24
Financial liabilities designated at fair value through profit or loss	469	—	(4)	—	—	—	62	527
TOTAL LIABILITIES	629	76	(15)	(36)	—	12	75	741

136	January - March 2022

	01-01-2021	Changes						31-03-2021
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	740	8	(58)	(100)	—	(5)	(10)	575
Debt instruments	7	2	(3)	—	—	—	—	6
Equity instruments	3	—	(2)	—	—	—	—	1
Trading derivatives	730	6	(53)	(100)	—	(5)	(10)	568
Swaps	272	—	—	(48)	—	—	(5)	219
Exchange rate options	22	—	(13)	2	—	—	—	11
Interest rate options	241	—	(32)	(40)	—	—	—	169
Index and securities options	94	4	(4)	12	—	(6)	(4)	96
Other	101	2	(4)	(26)	—	1	(1)	73
Trading financial assets at fair value through profit or loss	649	—	(43)	20	—	(163)	(16)	447
Credit institutions	163	—	—	—	—	(163)	—	—
Loans and advances to customers	19	—	(1)	(1)	—	—	1	18
Debt instruments	467	—	(42)	21	—	—	(17)	429
Non-trading financial assets mandatorily at fair value through profit or loss	934	47	(36)	(8)	—	470	19	1,426
Loans and advances to customers	295	31	(30)	(10)	—	—	—	286
Debt instruments	134	—	(5)	6	—	8	6	149
Equity instruments	505	16	(1)	(4)	—	462	13	991
Financial assets at fair value through other comprehensive income	6,220	1,692	(1,156)	—	(168)	15	(16)	6,587
TOTAL ASSETS	8,543	1,747	(1,293)	(88)	(168)	317	(23)	9,035
Financial liabilities held for trading	295	17	(10)	8	—	(13)	(40)	257
Trading derivatives	295	17	(10)	8	—	(13)	(40)	257
Swaps	81	5	—	(9)	—	(3)	(5)	69
Exchange rate options	1	—	—	3	—	—	—	4
Interest rate options	49	6	(5)	(10)	—	—	—	40
Index and securities options	97	4	(1)	17	—	(10)	(4)	103
Interest rate and equity futures	2	—	(1)	—	—	—	1	2
Others	65	2	(3)	7	—	—	(32)	39
Financial liabilities designated at fair value through profit or loss	610	—	—	16	—	(289)	(16)	321
TOTAL LIABILITIES	905	17	(10)	24	—	(302)	(56)	578

January - March 2022	137

17.   Explanation added for translation to English
These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to Grupo Santander in Spain (see note 1.b).

138	January - March 2022

SUPPLEMENTAL INFORMATION

January - March 2022	139

RISK FACTORS
For a description of risks associated with Banco Santander and the Group, see the section entitled 'Risk Factors' in our Annual Report on Form 20-F for the year ended 31 December 2021 (the '2021 Form 20-F'). Set out below are certain additional risk factors which could have a material adverse effect on Banco Santander’s and the Group’s business, operations, financial condition or prospects and cause future results to be materially different from expected results. Banco Santander’s results could also be affected by competition and other factors. The risks appearing below update and supplement certain risks highlighted in the 2021 Form 20-F. These risks should be read in conjunction with the risks appearing in the 2021 Form 20-F and all of the other information appearing in this report on Form 6-K and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Banco Santander and the Group face. In addition, there may be additional risks that Banco Santander currently considers not to be material or of which they are not currently aware, and any of these risks could have the effects set forth below. All of these factors are contingencies which may or may not occur and Banco Santander is not in a position to express a view on the likelihood of any such contingency occurring.

The war in Ukraine could materially affect our financial position.

On 24 February 2022, Russia launched a large-scale military action against Ukraine. The Russian military action has caused a humanitarian crisis in Europe as well as volatility in financial markets globally and increases in the prices of energy, oil, gas and other raw materials. The conflict could lead to a further increase in energy prices (particularly gas, if supplies to Europe are interrupted) and inflationary pressures, which in turn could lead to increases in interest rates. In addition, it is exacerbating supply chain problems (particularly to those businesses most sensitive to rising energy prices). The conflict and its effects could cause a significant slowdown in the global economy and negatively affect the payment capacity of some of the Group's clients, especially those with more exposure to the Russian or Ukrainian market.

In response to the Russian military action against Ukraine, several countries, including the US, European Union member states, and the UK, have moved to impose severe sanctions on Russia and Belarus, including freezing/blocking of assets, sanctions on major Russian banks, the Russian Central Bank, certain companies, members of the Russian parliament and certain members of the Russian elite and their families, as well as the disconnection of certain Russian banks from the SWIFT system (Society for Worldwide Interbank Financial Telecommunication). The sanctions also include a ban on trading in sovereign debt and other securities. This scenario of sanctions is unprecedented, is evolving rapidly and is increasing the complexity and operational risk of the Group.

In addition, the risk of cyber attacks on companies and institutions could increase as a result of the military conflict and in response to the sanctions imposed. Although the Group has so far not observed a significant change in cyberattack activity outside of Russia and Ukraine, we are actively monitoring the situation.

Russia's military action against Ukraine and the severe sanctions imposed may have significant negative consequences not only for the Russian economy but also for the European and global economies which could materially affect our financial position, reducing our ability to generate income and results, as well as requiring increases in loan-loss provisions. The potential impact on our financial position depends on a series of factors that are beyond our control, in particular, the duration of the conflict.

We do not have a presence in Russia and Ukraine and our direct exposure to Russian or Ukrainian markets and assets is not material.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.
Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Spanish sovereign debt. If Spain’s sovereign debt is downgraded our credit rating would also likely be downgraded.
Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.
We have the following ratings by the major rating agencies:

140	January - March 2022

Banco Santander
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A-	F2	Dec 2021	Stable
Moody's	A2	P-1	Jul 2021	Stable
Standard & Poor's	A+	A-1	Mar 2022	Stable
DBRS	A (High)	R-1 (Middle)	Dec 2021	Stable

Santander UK, plc
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A+	F1	Aug 2021	Stable
Moody's	A1	P-1	Aug 2021	Stable
Standard & Poor's	A	A-1	Jul 2021	Stable

Banco Santander (Brasil)		(Foreign currency)
Rating agency	Long term	Short term	Last update	Outlook
Moody's	Ba1	-	Dec 2020	Stable
Standard & Poor's	BB-	B	Aug 2020	Stable
We conduct substantially all of our material derivative activities through Banco Santander and Santander UK. We estimate that as of 31 December 2021, if all the rating agencies were to downgrade Banco Santander’s long-term senior debt ratings by one notch, we would be required to post up to EUR 177 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two-notch downgrade would result in a further requirement to post up to EUR 474 million in additional collateral. We estimate that as of 31 December 2021, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £0.5 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two-notch downgrade would result in a further outflow of £0.8 billion of cash and collateral under secured funding and derivatives contracts.
While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviours of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.
In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.
There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of Santander's ratings is linked, to a large extent, to the macroeconomic outlook and, therefore, to the impact of the covid-19 pandemic (including, for example, new variants, new lockdowns, etc.) on our asset quality, profitability and capital. Failure to maintain favourable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

January - March 2022	141

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 9 May 2022	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer